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doing what we do

John Keells Holdings PLC
Annual Report 2007/08

John Keells Group

better
than we
already do



22 May 2008

Dear Shareholder,

JKH Annual Report 2007/08

The printed report enclosed herewith is an abridged version of the Annual Report of John Keells Holdings PLC for the financial year 2007/08. This report has been produced mainly for ease of reference and is a compilation of the most popularly accessed material of the main Annual Report.

The Compact Disk (CD) found on the back cover of this report, contains the comprehensive Annual Report, including board committee reports, Annual Report of the Board of Directors, statement of directors responsibility as well as complete financial reports and notes. It also contains the full corporate governance, sustainability and risk management reports.

The comprehensive Annual Report is also featured on the Investor Relations page of www.keells.com. Should you experience any difficulty in accessing the information on the CD or website, or wish to request a printed copy of the full report, please contact -

The Head of Investor Relations
John Keells Holdings PLC
130, Glennie Street
Colombo 02
Sri Lanka
Tel: +94 11 2306739, 2306809
Fax: +94 11 2306160
E mail: investor.relations@keells.com

A printed Request Form has been provided overleaf for your convenience. An on-line request may also be submitted on the aforementioned website.

Yours faithfully,
For John Keells Holdings PLC

Keells Consultants Limited
Secretaries

REQUEST FORM

The Head of Investor Relations
John Keells Holdings PLC
130, Glennie Street
Colombo 02
Sri Lanka

I wish to request for a copy of the comprehensive Annual Report of John Keells Holdings PLC for the financial year 2007/08.

Please mark (x) as appropriate.

1. I will collect a copy from your office ☐
2. Please hand over a copy to bearer of this form ☐

   Full name of bearer: ....

3. Please mail it to my address given below ☐

Please fill all fields given below.

Full name of shareholder : ....

Mailing address : ....

: ....

City Country

Contact telephone no. : .... (country code) ....

E-mail address : ....
(Optional)

At JKH, we continuously seek to improve the manner in which we report to you, our stakeholders. We recognise that the individual reporting expectations and needs vary among our very diverse stakeholder groups, and we have sought to make our Annual Report more functional, effective, practical and accessible for all of you.

We believe that improving reporting practices need not necessarily translate to bulkier reports. The electronic age offers us many opportunities to reduce the "weight of information" on our stakeholders and the environment.

This year, in doing *what we do, better than we already do,* we make a paradigm shift in our reporting practice - by producing our first comprehensive Annual Report in electronic form, with an accompanying condensed printed report, for ease of reference.

The CD found on the back cover of this report contains the complete and comprehensive Annual Report of John Keells Holdings PLC, prepared in accordance with the requirements of the relevant statutes, the listing rules of the Colombo Stock Exchange and the guidelines of the Institute of Chartered Accountants of Sri Lanka. This can also be accessed on the Investor Relations page of www.keells.com.

Should you wish to request a printed copy of the comprehensive version, or share your thoughts, comments and suggestions with us please contact:

Investor Relations
John Keells Holdings PLC
130, Glennie Street
Colombo 02, Sri Lanka
Tel: +94 11 2306739, 2306809
Fax: +94 11 2306160
E mail: investor.relations@keells.com

Part I

Page

Profile and discussion
3 About us
4 Our industry groups
5 Chairman's message
10 Operating highlights and significant events
11 Financial highlights
11 Group financial highlights
12 Industry group financial highlights
13 Financial achievements and goals
14 Industry group snapshots
20 Board of Directors
22 Group Executive Committee
23 Group Operating Committee
25 Corporate governance

Management discussion and analysis
28 Investor information
37 Consolidated group and segmental performance
47 Group financial position and liquidity
50 Portfolio movements and evaluation
52 Acquisitions, new business and divestments
52 Risk management

Part II

Page

Sustainability report 2007/08
56 Note from the Chairman
56 Report parameters
57 Summary of key impacts and responses

Part III

Page

Financial reports
62 Auditors' report
63 Balance sheet
64 Income statement
65 Cash flow statement
67 Statement of changes in equity
69 Segmental information
71 Consolidated value added statement

Part IV

Page

Supplementary information
72 Glossary of financial terms
73 Corporate information
74 Notice of meeting
75 Form of proxy

John Keells Holdings PLC (JKH) is Sri Lanka's largest listed conglomerate, with business interests in Transportation & Ports, Leisure, Consumer Foods & Retail, Property Development & management, Financial Services and Information Technology related services. Since its modest beginnings as a produce and exchange broker in the early 1870s, JKH has been known to constantly re-align, reposition and re-invent itself in pursuing growth sectors of the time. Our investment philosophy is based on a positive outlook, bold approach, commitment to delivery and flexibility to change. JKH is also committed to maintaining integrity, ethical dealings, sustainable development and greater social responsibility in a multi stakeholder context. Having produced superior returns for our shareholders and experienced significant growth in the past five years, the group's next phase of growth will be fuelled by our new vision-"Building businesses that are leaders in the region".

About us

Our values

We are passionate about -

- Changing constantly, re-inventing and evolving
- Striving to get things right the first time
- Doing the right things always
- Constantly raising the bar
- Fostering a great place to work
- Building strong relationships based on openness and trust.

JKH is -

- The third largest capitalised company on the Colombo Stock Exchange
- The first Sri Lankan company to be listed overseas
  - Global depository receipts listed on the Luxembourg Stock Exchange
- AAA (Sri) credit rated by Fitch Ratings Lanka Ltd
- A full member of the World Economic Forum
- A member of the UN Global Compact
- LMD's most respected entity in Sri Lanka for the third consecutive year

Our industry groups

Transportation

The largest cargo and logistics service providers in the country are clustered within the industry group. We developed, and presently operate what was previously the Queen Elizabeth quay of the Colombo port and own the only on-shore marine bunkering facility at the port.

Leisure

JKH is the largest hotelier in the country, owning approximately 40 per cent of the 5-star capacity in Colombo as well as 7 resort hotels in Sri Lanka and 4 in the Maldives, under its two brands, "Chaaya" and "Cinnamon". This is complemented by destination management businesses in Sri Lanka, Maldives and India.

Property

We are one of the leading developers of luxury residential condominiums in Sri Lanka and manage a large commercial real estate portfolio in Colombo.

Consumer Foods & Retail (CF&R)

The group owns two of the country's best-known consumer brands, "Keells" and "Elephant House", which are leaders in the production and marketing of carbonated soft drinks, ice creams and processed meats in Sri Lanka, as well as the "Keells Super" chain of supermarkets.

Information Technology

The primary business in this industry group is software development and providing IT solutions for off-shore clientele. We have forayed into the BPO industry and also provide office automation solutions.

Financial Services

Our cluster of financial services companies offer a complete range of financial solutions including commercial banking, insurance, stock broking, debt trading, fund management and leasing.



John Keells Holdings
Industry groups
Sectors
Centre functions
Transportation
Leisure
Property
Consumer Foods & Retail
Financial Services
Information Technology
Other
Ports & Shipping
Transportation
Hotel Management
City Hotels
Resort Hotels
Destination Management
Property Development
Real Estate
Consumer Foods
Retail
Insurance
Banking & Leasing
Stockbroking
IT Enabled Services
IT Services & Office Automation
Plantation Services
Strategic Investments
John Keells Social Responsibility Foundation
Corporate Communications
Corporate Finance & Strategy
Group Finance
Human Resources
New Business Development & Group Initiatives
Group Risk & Control Review
Strategic Group Information Technology
Group Tax
Group Treasury
Legal & Secretarial

"A key strategic priority at the board level is to build and scale up an organisation with the capability and the capacity to deliver our vision and objectives, while preserving the values of JKH"



Chairman's message

Dear Stakeholder,

I am pleased to report that your company, and group, performed commendably in revenue and profit growth even in the face of the challenging macro environment that confronted us during the financial year.

It is in response to these macro challenges, that we adopted a simple, but determined, approach of *doing what we do, better than we already do.* This has helped us in no small measure to pursue our long to medium term goals whilst realising our short term objectives. Having experienced the power of such an ethos, we believe it is also an appropriate theme for our Annual Report this year. As you will note, our report this year is in two parts - a compact disc containing the full annual report and a hard copy of an abridged report that focuses on areas which traditionally have been of interest to our stakeholders. We were encouraged on this route by a very recent comprehensive review of our sustainable practices that revealed to us with alarming clarity the urgent need to conserve what nature has bestowed in a variety of forms such as energy creating primary materials, water, air and trees, just to name a few. The two pronged approach is JKH's first steps in a wider "greening" and environment friendly strategy.

In overall terms, the year under review could be termed as one of "ups" and "downs".

As for the "downs", which I will refer to first, we were unable to fully achieve the high goals we had set for ourselves in substantially increasing our local and regional investments. Operating assumptions and hurdle rates for local investments were difficult to establish because of the myriad of uncertainties surrounding the local operating environment. The prevailing interest rates, anticipated inflation and industry risk premiums made the determination of discount rates extremely challenging. In the case of the regional investments, we explored several opportunities but were reluctant to invest in what we perceived to be an overheated environment and in hindsight we were proved right with significant corrections taking place post the sub-prime crisis. Some of the opportunities which were available to us did not meet our requirement of scale while in many others the reward factor for operating in unfamiliar territories were not commensurate with the associated risks.

As for the "ups"-

- We focused on building better internal structures and processes and refined our compensation and benefit schemes to attract and retain the talent required for our future plans
- A number of our businesses and functions achieved significant milestones in productivity enhancement and organic expansion under the defined strategy
- We gained domain knowledge and insights in to identified regional countries and have created networks that would facilitate a smooth and successful entry into such countries
- In the prevailing volatile global capital market conditions, we secured long term funding from the International Finance Corporation (IFC) on terms that recognised the strength and potential of the group
- Dividends increased by 125 per cent from Rs. 1.41 to Rs. 3.18 billion on the back of a one-off special dividend of Rs. 2 per share

Our performance

I am pleased to report the following key financial highlights for the year 2007/08.

- Group profit after tax attributable to equity holders increased by 45 per cent to Rs. 5.12 billion
- Group revenue increased by 27 per cent to Rs. 41.81 billion
- Group profit before tax grew by 37 per cent to Rs. 6.58 billion
- Earnings per share increased by 32 per cent to Rs. 8.00
- Dividend payout increased by 29 per cent from 62.8 per cent to 81.0 per cent
- Net cash flows from operating activities increased by 174 per cent to Rs. 6.91 billion
- Cash EPS increased by 27 per cent to Rs. 9.54
- Pre tax return on capital employed increased to 13.7 per cent from 13.6 per cent in the previous year

As stated earlier, the macro environment continued to pose a multitude of challenges during the year with the escalation of the North-East conflict and the increased frequency of incidents of violence across the country. Commodity and oil prices rose sharply on the back of increasing global prices. Interest rates continued to remain high against the backdrop of high inflationary trends. A re-valued Sri Lankan Rupee, while helping to lower the cost of imports, resulted in export and other forex denominated revenues being lower in local terms. Despite these adverse factors, it is pleasing to note that the country's reported GDP growth for the calendar year 2007 at 6.8 per cent was not a significant slow down from the previous year's 7.7 per cent.

The above factors had varying impacts on the performance of our industry groups. While Transportation, Property, Financial Services, Plantation Services and the holding company recorded improvement in profits, Leisure, Information Technology and Consumer Foods and Retail achieved profits which were lower than that recorded during the previous year.

Transportation remained the main profit earner for the group contributing 53 per cent of the group's post tax profits. This would have been higher if not for the teething costs associated with the supply chain management company which was established last year and a difficult year in the freight forwarding businesses in Sri Lanka and India. Our ports business as well as our bunkering operations recorded a significant increase in volumes which, combined with cost effective and efficient management, translated into higher profits.

Leisure PAT decreased by 31 percent over the previous year. The sporadic incidents and consequent negative travel advisories in some of our major markets resulted in a fall in tourist arrivals to Sri Lanka. Furthermore, two of our new

Maldivian resorts were only partially operational for a greater part of the year as they underwent extensive refurbishment, and a third, that was constructed and launched this year, had some start-up issues. All the resorts in the Maldives are now fully operational under our Cinnamon and Chaaya brands and have performed very well during the peak winter season. The lease over Velidhu Island, our first resort in the Maldives expired at the end of the financial year and was not renewed as it was not financially viable to do so at the lease rentals expected by the owner.

Property recorded a decrease of 3 per cent in PAT compared to the previous year. The completion of "The Monarch" was behind schedule resulting in only a part of the final profits from the development being recognised in the fourth quarter. The balance will be recognised in the new financial year when all the apartments are handed over and the final instalments are received. Road closures, restrictions in the movement of materials and other impacts emanating from the high security demanded in the city of Colombo contributed greatly to the delay in the completion of the project. The construction of "The Emperor" is in progress, albeit slightly behind schedule, for the same reasons. However, I am pleased to state that almost 80 per cent of its 164 apartments have been sold.

Consumer Foods & Retail experienced a 21 per cent drop in PAT compared to the previous year as a result of negative impacts on production costs and sales volumes of carbonated soft drinks arising from the delay in the installation of our new bottling line, increasing commodity prices, lower disposable incomes and a higher than normal rainfall. This decline was partially offset by better than previous year performances from the Retail segment, which opened 11 new stores during the year, and the Convenience Foods segment.

Financial Services reported a PAT increase of 30 per cent due to an impressive performance from our banking associate, Nations Trust Bank, and an improved result from our insurance arm, Union Assurance.

Information Technology recorded a 23 per cent decline in PAT. This was mainly attributable to the high fixed costs associated with the start up capability building expenses of our still nascent business process outsourcing (BPO) business. The improving revenue prospects of the joint venture between our Software business and Air Arabia is also worthy of mention, as is the steady performance of our Office Automation business.

Plantation Services, which is shown under Others in our segment report, recorded a 103 per cent increase in PAT with impressive performances by both Tea Smallholder Factories and the Broking SBU.

A more detailed review of the performance of the industry groups is available in the management discussion and analysis section of the comprehensive annual report.

Progress on strategic initiatives/priorities

In my message last year, I had outlined the strategic priorities of the group and our long term goals. I now wish to summarise below the progress made on each of these priorities.

Internationalisation and geographical diversification in identified core segments of our businesses

The long term funding (loan) of USD 75 million from the International Finance Corporation (IFC) was a landmark transaction for the group. The funding arrangement gives us the added strength to explore and finalise new cross border growth opportunities. Given the stringent criteria that have to be fulfilled in securing an IFC loan, I believe that the facility reflects the strength of our balance sheet and the efficacy of our operating model.

During the year, we evaluated a large number of hotel properties for investment in northern as well as southern India. However, prices of real estate in India, particularly in the key metros and the more established leisure destinations, have increased sharply in recent years and appear to be overpriced. Such high entry costs, coupled with the heavy investment costs of the capital intensive hotel sector, do not equate to commercially viable propositions. Whilst we recognise that exceptional rewards cannot be reaped in the absence of risk taking, we have had to exercise prudence and significant discipline in our project evaluation and investment decision processes, in avoiding investments that do not provide sustainable returns to our stakeholders. We will, however, continue to appraise and seek ideal entry opportunities for us in the Indian hospitality sector. Besides India, we are also evaluating several opportunities in the tourism-lucrative Indo China region and this will be an increasing focus going forward.

In contrast, our Destination Management business established in Mumbai in 2006/07 is performing exceptionally well. Two new branches in Bangalore and Ahmadabad were opened during the year and a fourth branch will also be opened shortly in Delhi. The burgeoning tourism industry, both into and out of India, presents us with much potential for accelerated growth in this segment.

Our BPO operations, though only in its second full year of operations, has about 550 staff in India and Sri Lanka. During these two years, we have developed our capability, positioned a sales team, mainly in the USA and have generated exciting leads. Portraying Sri Lanka as a reliable BPO host is proving to be quite challenging in the face of the negative publicity that Sri Lanka is currently receiving about its security situation. However, recognising the potential of Sri Lanka in the BPO area, we acquired an equity stake of 44 per cent in Quatrro Finance & Accounting Solutions (Quatrro F&A) in April 2008. Quatrro F&A recently acquired the Chicago based Financial Process Outsourcing LLC (FPO) which is a niche player in the Finance and Accounting (F&A) outsourcing vertical, focusing on small and medium enterprises. FPO currently has facilities in the USA and Mumbai with approximately 500 staff. A key consideration of the FPO acquisition was the availability in Sri Lanka of high level F&A skills. During the year, Auxicogent, our BPO company, entered into a contract to provide medical transcription services to USA based customers. A 258 seat facility has already been established in Sri Lanka for this purpose.

Our Convenience Foods business under the Consumer Foods and Retail industry group will commence the manufacture and marketing of processed meats in the key metros of India. We are confident of success in the Indian market given the current wide acceptance of our products in these cities and the increasing disposable incomes of the expanding Indian middle class. Meanwhile, our Retail business is pursuing opportunities for expansion in the South Asian region.

Having established ourselves as a developer of super luxury condominium properties in Sri Lanka, we are now evaluating opportunities for property development in the South East Asian region in strategic partnership with established developers. Two large opportunities that came our way were thoroughly evaluated, but were not concluded because of regulatory issues in the case of one and a risk reward mismatch in the case of the other.

The Transportation industry group recently reorganised its logistics business in India with a view to better exploiting the available opportunities. We are currently evaluating potential strategic investments in ports, shipping and logistics in the region.

The stock broking arm of the group expanded its operations outside Sri Lanka by entering into a memorandum of understanding with Lanka Bangla Securities, the leading stock broking firm in Bangladesh. The positioning of our stock broking company in Bangladesh is just one of the many steps that we have taken, and are taking, in better understanding this large market for group investment.

Focus on selected large local industries

The port of Colombo has tremendous growth potential and the group is committed to its future development and expansion plans. During the year, the government called for proposals for private sector participation in the proposed South Container Terminal Expansion at the Colombo Port. This tender was subsequently cancelled. Encouraged by the unique success of our associate SAGT, which owns and operates the Queen Elizabeth quay at the port of Colombo, in running a world class operation, we will participate when the project is retendered.

The proposed "Port City" development for which the group received an in-principle approval from the government of Sri Lanka is high on our list of priorities. The group is in an ongoing dialogue with the government on this project and we are working towards executing a formal Letter of Intent (LOI) during the financial year.

We have a strategy in place for developing our extensive land bank in prime areas of Colombo and will launch new developments subject to market conditions. The construction of "The Monarch" has provided valuable learnings for the business, particularly for the development of "The Emperor" project. I am delighted to also report to you that JKH recently entered into a Memorandum of Understanding with Associated Motorways, Sri Lanka and Finlays Colombo, Sri Lanka to develop a contiguous 6.6 acre block of land in the heart of Colombo under a "City within the City" theme.

During the year, the John Keells Hotels PLC announced conditional voluntary offers to acquire three listed hotel companies controlled by a local hotel group. However, the conditions of the offer were not met by the offer closure date and the offer was withdrawn.

Ceylon Cold Stores (CCS) invested in a new bottling plant to increase its beverage production capacity by over 50 per cent. The new bottling line is now fully installed and has attained functioning stability. Plans that focus on product rationalisation, an improved distribution model, production efficiencies and more focused marketing and advertising, among others, have been rolled out and are being monitored closely.

The Retail business has been on an aggressive expansion programme with 11 new outlets opened during the last year. The central distribution centre, established in 2006/07 under the logistics arm of the Transportation industry group, has overcome most of its teething problems and is now functioning in line with original expectations and generating significant efficiencies in back office processes including inventory and vendor management. The establishment of an in-house academy for training and certifying associates at the outlets has also been a success and will add to the quality of our customer offering.

Our Financial Services associate, Nations Trust Bank (NTB), has continued its aggressive expansion through a growing branch network, innovative services and the development of multiple channels for customer reach. In the light of its impressive operating and financial performance, JKH invested in the issue of rights and warrants by NTB this year in order to maintain our stake.

Divest businesses that contribute disproportionately to management time

In line with our continuous evaluation of our portfolio of businesses, we divested a majority 74 per cent of our stake in the Systems Integration business, Keells Business Systems, as this business, although profitable, does not fit with the long term strategic priorities of the Information Technology industry group.

Building organisational capability

A key strategic priority at the board level is to build and scale up an organisation with the capability and the capacity to deliver our vision and objectives, while preserving the values of JKH.

This past year was a year of insight and introspection for the group. Each of our businesses delved deeply into their processes and embarked on an aggressive drive of generating cost efficiencies and increasing productivity and these initiatives were regularly monitored by the Group Executive Committee. We believe that if our businesses are to become regional leaders we must relentlessly pursue internal efficiencies and make continuous process improvements and this is an area where we left no stone unturned.

It has given me great pleasure to lead a young and energetic team at JKH and one of my most rewarding tasks has been my personal involvement in the many structured processes that proactively identify, select and develop a strong second line in every business and function. Ours is a growth focused group and there is tremendous potential for accelerated growth in each of our industry groups and these, in turn, create many opportunities to recruit, train, develop and spawn high performers.

The implementation of our new "pay for performance" scheme aligning employee rewards to organisational performance was another important step towards enhancing performance. This proved to be a timely move, in an environment where, as I stated earlier, revenues are under pressure because of lower disposable incomes and an appreciated Sri Lankan Rupee in the case of forex denominated revenues and costs are increasing because of escalating commodity and energy prices, and significant increases in other inputs because of inflation. The need for an uncompromised focus on productivity has never been greater, not just for JKH, but for our nation as a whole. Though the new scheme may have initially caused some trepidation in the minds of our employees, there is now near full acceptance with employees having understood the long term sustainability and the upside of the scheme. I have no doubt that history will prove that it was the right move.

Corporate citizenship

We are increasingly conscious of the impact of our businesses on a wider range of stakeholder groups and in particular on the environment. As a first step in understanding such impacts, we engaged the services of an internationally recognised consultancy group to conduct a gap assessment of the sustainable business practices of the group as well as our sustainability reporting process. This exercise was concluded recently and as of date, detailed action plans are being formulated to address the various issues that emerged out of the study in order of priority. It is our intention to make sustainability a key business priority in 2008/09 and thereafter until it is institutionalised as part of organisational DNA and towards this, a steering committee headed by an executive director and consisting of other very senior managers has been formed to ensure that all objectives pertaining to sustainable practices are achieved in the planned time frames.

The John Keells Social Responsibility Foundation continued making progress on its major projects, details of which could be found in the Sustainability Report of the comprehensive Annual Report.

The future

The year ahead of us will be a tough and challenging one for the country, in general, as it attempts to solve the ethnic conflict, develop the eastern province and stabilise inflation and for businesses, in particular, as they try to sustain their operations in an environment of rising costs, restless employees and declining disposable incomes. In such an environment, both the government and the private sector have to take bold steps - the government in creating opportunities that promote public-private partnerships and the corporate sector in exploiting such opportunities to create value. As a reliable partner in development, JKH is ready to play its part. As we consolidate and improve our position locally, we will intensify our efforts in the region and I am delighted to state that the prospects there are encouraging.

We will take whatever steps necessary to preserve our competitive advantage in the many businesses that we are involved in. We recognise, and acknowledge, that tough situations require bold steps and we will not hesitate to take them provided that they are imperative, and appropriate, in the circumstances.

We will focus on areas within our control and work in close partnership with the government and all our stakeholders in portraying our group as a reliable provider of goods and services, a preferred partner, a responsible corporate citizen in the communities that we operate in and ensuring that JKH is an organisation that our shareholders can continue to invest in with the assurance of attractive returns. To this end, *we will do what we do, better than we already do.*

Appreciation

As you are aware Mr Rusi Captain resigned from the board in May 2008 because of increasing personal commitments. I wish to acknowledge on behalf of the board the valuable contribution made by Mr Captain to board deliberations.

I wish to thank all the women and men of JKH for recognising, and understanding, the importance of the steps we have taken, for being willing partners in many of our change initiatives, for supporting us wholeheartedly in pursuit of our medium term to long term objectives and for making 2007/08 the year it was for JKH.

I also take this opportunity to thank all my colleagues on the board for their support, guidance and stewardship in effective and exemplary corporate governance.

Finally, I thank all of you, our stakeholders, for your support and the confidence and trust that you have placed in us.



Susantha Ratnayake
Chairman
22 May 2008

Operating highlights and significant events

June 2007

JKH subscribed to the 5:6 rights issue of its subsidiary, John Keells Hotels and increased its stake in the company to 92.8 per cent. The Rs. 2.90 billion raised was utilised to retire debt undertaken to fund its new hotel investments in the Maldives.

July 2007

The group implemented a "pay for performance" remuneration policy linking employee rewards directly to individual as well as organisational performance.

The group's first "Cinnamon" resort in the Maldives, "Cinnamon Island Alidhoo", commenced operations from 1st July 2007.

August 2007

LMD ranked JKH as Sri Lanka's most respected entity for the third consecutive year.

October 2007

The two new bottling lines commissioned at Ceylon Cold Stores became fully operational and have more than doubled the beverage production capacity.

November 2007

JKH won the award for "Best Corporate Citizen 2007" presented by the Ceylon Chamber of Commerce.

December 2007

The group's associate, Union Assurance, won the Gold award for "Best Annual Report" by both the Institute of Chartered Accountants of Sri Lanka (ICASL) and the South Asian Federation of Accountants (SAFA).

The JKH Annual Report won the Gold Award for "Good Corporate Governance Disclosure" from both the ICASL and SAFA.

January 2008

The newly purchased resort hotels, in the islands of Ellaidhoo and Dhonveli in the Maldives, were fully refurbished during the year including the construction of 24 new water bungalows at Ellaidhoo and re-launched under the group's "Chaaya" brand as "Chaaya Reef Ellaidhoo" and "Chaaya Island Dhonveli".

JKH announced and paid a special dividend of Rs. 2 per share amounting to approximately Rs. 1.3 billion, in consideration of significantly higher profits projected for the year ending 31st March 2008, because of higher dividend income, interest income arising from a high interest rate environment and various cost saving measures.

JKH invested Rs. 313 million in the 3:1 rights issue with warrants attached by its associate, Nations Trust Bank, and maintained its percentage stake in the banking associate. This capital was raised by the bank to fund its aggressive growth plans.

February 2008

The International Finance Corporation, a member of the World Bank group, signed a long term funding arrangement amounting to USD 75 million with JKH to support the group's expansion plans in key business areas in Sri Lanka and other countries in the region.

March 2008

The group's Retail sector expanded aggressively during the year with the launch of 11 new retail outlets under its "Keells Super" brand of super markets. The total number of outlets as at 31st March 2008 is 37 including 3 franchisee outlets.

The lease held by JKH on the Velidhu Island Resort in the Maldives expired.

JKH divested a majority stake in the systems integration business, Keells Business Systems.

Financial highlights

Group financial highlights

Year ended 31 March		2008	2007	Chg. %	2006
Earnings highlights and ratios					
Group revenue	Rs. million	41,805	32,855	27%	29,463
Group profit before interest and tax	Rs. million	8,197	6,109	34%	4,836
Group profit before tax	Rs. million	6,579	4,795	37%	4,310
Group profit after tax	Rs. million	5,524	3,943	40%	3,492
Group profit attributable to shareholders	Rs. million	5,118	3,535	45%	3,050
Dividends	Rs. million	3,176	1,412	125%	1,197
Diluted earnings per share	Rs.	8.00	6.04	32%	5.30
Cash EPS	Rs.	9.54	7.50	27%	7.50
Interest cover	No. of Times	5.1	4.6	11%	9.2
Return on equity (ROE)	%	12.3	11.4	8%	14.7
Pre-tax return on capital employed (ROCE)	%	13.7	13.6	1%	16.0
Balance sheet highlights and ratios					
Total assets	Rs. million	71,794	65,946	9%	39,525
Total debt	Rs. million	12,667	15,363	(18%)	5,327
Net debt / (cash)	Rs. million	20	(2,403)	(101%)	1,196
Total shareholders' funds	Rs. million	44,218	39,235	13%	22,801
No. of shares in issue	millions	636	553	15%	400
Net assets per share	Rs.	69.1	67.1	3%	39.7
Debt / Equity	%	25.9	35.8	(28%)	20.2
Net debt / Equity *	%	0.0	(4.6)	101%	4.9
Debt / Total assets	%	17.6	23.3	(24%)	13.5
Market/shareholder information					
Market price of share as at 31 March (actual)	Rs.	119.75	155.00	(23%)	157.75
Market price of share as at 31 March (diluted)	Rs.	119.75	155.00	(23%)	113.43
Market capitalisation	Rs. million	76,160	97,945	(22%)	63,101
Enterprise value *	Rs. million	76,181	95,962	(21%)	64,389
Total shareholder return	%	(19.5)	39.7	(149%)	43.9
Price earnings ratio (PER) (diluted)	No. of Times	15.0	25.6	(41%)	21.4
Dividend payout	%	81.0	62.8	29%	65.7
Dividend per share	Rs.	5.0	3.0	67%	3.0
Dividend yield	%	4.2	2.3	83%	3.0
Other					
Total value added	Rs. million	16,227	12,800	27%	11,236
Employees	Rs. million	4,369	4,090	7%	4,191
Government	Rs. million	3,271	2,328	41%	1,944
Others	Rs. million	8,587	6,382	35%	5,100
Total employees (excluding associates)	Number	9,992	9,703	3%	9,815

* Monarch and Emperor customer advances have been excluded.

Industry group financial highlights

2008	2007	2006

Turnover



Rs. billion	2008	2007	2006
Transportation	16.7	12.4	10.5
Leisure	9.8	7.6	5.4
Property	2.6	1.5	2.4
CF & R	11.4	9.8	7.8
Financial Services	4.8	3.5	2.7
IT	2.2	2.4	1.7
Others	2.7	1.8	2.5

EBIT



Rs. billion	2008	2007	2006
Transportation	3.1	2.9	2.4
Leisure	1.1	1.1	0.8
Property	0.9	0.9	0.8
CF & R	0.6	0.6	0.4
Financial Services	0.4	0.3	0.4
IT	0.1	0.1	0.1
Others	2.0	0.2	(0.1)

Capital employed



Rs. billion	2008	2007	2006
Transportation	11.5	10.5	5.3
Leisure	25.3	20.5	14.3
Property	4.8	4.6	6.0
CF & R	4.3	3.1	2.4
Financial Services	2.0	1.6	1.4
IT	1.8	1.9	0.3
Others	12.0	16.3	2.0

Total assets



Rs. billion	2008	2007	2006
Transportation	13.9	11.8	7.1
Leisure	28.1	22.4	16.1
Property	5.4	5.5	6.5
CF & R	6.6	5.0	3.7
Financial Services	2.6	1.7	1.5
IT	2.1	2.5	0.7
Others	13.2	17.1	4.0

Employees



Number	2008	2007	2006
Transportation	720	632	687
Leisure	4,154	4,231	3,862
Property	118	149	162
CF & R	2,896	2,567	3,020
Financial Services	24	27	24
IT	700	735	583
Others	1,380	1,362	1,477

Indicator (%)	Goal		Achievement	
		FY08	FY07	FY06
EBIT growth	>20	34.2	26.3	36.0
EPS growth (fully diluted)	>20	32.4	13.9	33.2
Cash EPS growth (fully diluted)	>20	27.1	13.0	10.3
Pre-tax return on capital employed (ROCE)	18	13.7	13.6	16.0
Return on equity (ROE)	20	12.3	11.4	14.7
Debt/equity	100	25.9	35.8	20.2

Growth in earnings and cash earnings per share


Growth %
35
30
25
20
15
10
5
0
10.3
33.2
13.0
13.9
27.1
32.4
>20
>20
2006
2007
2008
Goal
Cash EPS
EPS

Movement in capital productivity


Rs. billion
%
70
60
50
40
30
20
10
0
19
17
15
13
11
9
7
16.0%
31.8
58.3
13.6%
61.7
13.7%
>18%
2006
2007
2008
Goal
CE
ROCE

Return to equity holders


Rs. billion
%
50
40
30
20
10
0
20
15
10
5
0
4.7%
26.4
42.9
11.4%
49.0
12.3%
>20%
2006
2007
2008
Goal
Equity
ROE

Change in leverage


Rs. billion
%
50
40
30
20
10
0
100
80
60
40
20
0
26.4
20.2%
5.3
42.9
35.8%
15.4
49.0
25.9%
12.7
100%
2006
2007
2008
Goal
Equity
Debt
Debt/equity

Transportation



SAGT bettered its previous year's record volumes and handled over 1.6 million TEUs during 2007/08. In order to further improve our performance, we have invested in equipment to enhance capacity and operational efficiencies.



Rs. 16.7 bn
33%
Rs. 3.1 bn
38%
Rs. 11.5 bn
19%
720
7%
Turnover
EBIT
Capital employed
Employees

Ports & Shipping
Transportation

- Logistics
- Airlines

Highlights

- SAGT handled record volumes of over 1.6 million TEUs during 2007/08
- John Keells Logistics (Pvt) Ltd commenced operations of its distribution centre supporting the supply chain management of the Retail sector
- LMS volumes grew year-on-year by 13 per cent on the back of an increased off-take of 380cst fuel oil, newly introduced by LMS two years ago



Turnover
EBIT
16,706
12,429
10,519
In Rs. millions
78%
77%
81%
22%
23%
19%
3,101
2,906
2,374
40%
53%
57%
60%
47%
43%
2007/08
2006/07
2005/06
Ports & Shipping
Transportation

Financial capsule

(Rs. million)

Transportation	07/08	06/07	Chg%	05/06
Turnover*	16,706	12,429	34.4	10,519
EBIT	3,101	2,906	6.7	2,374
PBT	3,054	2,887	5.8	2,370
PAT	2,904	2,757	5.3	2,211
Total assets	13,862	11,768	17.8	7,114
Total equity	11,203	10,272	9.1	5,185
Total debt	272	179	51.4	165
Capital employed**	11,474	10,452	9.8	5,349
Capital expenditure	241	151	59.2	194
Number of employees	720	632	13.9	687
EBIT per employee***	4.3	4.6	(6.3)	3.5

* Turnover is inclusive of the group's share of associate company turnover

** For associate companies the capital employed is representative of the group's equity investment in these companies

*** EBIT per employee is calculated excluding the employees of associate companies

Leisure

Hotel Management
City Hotels
Resort Hotels

- Sri Lankan resorts
- Maldivian resorts

Destination Management

Highlights

- The first Cinnamon property in the Maldives, "Cinnamon Island Alidhoo", commenced operations from 1st July 2007
- The resort hotels, Ellaidhoo and Dhonveli, in the Maldives, were fully refurbished during the year and re-launched under the group's Chaaya umbrella in January 2008
- The Indian Destination Management operations, expanded and opened two more branches in Ahmadabad and Bangalore



Turnover
EBIT
In Rs. millions
9,792
7,589
5,442
20%
51%
30%
>0%
46%
34%
28%
32%
40%
1,124
1,089
9%
30%
48%
13%
3%
53%
42%
>0%
30%
73%
(3%)
2007/08
2006/07
2005/06
Hotel Management
City Hotels
Resort Hotels
Destination Management

Financial capsule

(Rs. million)

Leisure	07/08	06/07	Chg%	05/06
Turnover	9,792	7,589	28.8	5,442
EBIT	1,124	1,089	3.2	821
PBT	364	519	(29.8)	727
PAT	347	500	(30.6)	619
Total assets	28,067	22,426	25.2	16,117
Total equity	18,277	13,739	33.0	12,311
Total debt	7,047	6,746	4.5	1,989
Capital employed	25,323	20,485	23.6	14,300
Capital expenditure	1,581	1,395	13.4	3,259
Number of employees	4,154	4,231	(1.8)	3,862
EBIT per employee	0.3	0.3	5.2	0.2





Turnover EBIT Capital employed Employees

Property



Property Development

- Development and sale of residential apartments
- Operations of the Crescat Boulevard

Real Estate

- Management of group office sites within the city
- Management of construction projects for group companies

Highlights

- "The Monarch" condominium project is in its completion phase with units being handed over to the buyers for occupation
- The construction of "The Emperor" condominium project is progressing on schedule with over 80 per cent of the units already sold
- Successful management and completion of construction and refurbishment projects for the group's resort hotels, Alidhoo and Ellaidhoo, in the Maldives



Turnover
In Rs. millions
2,618
2%
98%
1,463
4%
96%
2,436
3%
97%
2007/08
2006/07
2005/06
EBIT
In Rs. millions
902
9%
91%
870
35%
65%
847
12%
88%
2007/08
2006/07
2005/06
Property Development
Real Estate

Financial capsule

(Rs. million)

Property	07/08	06/07	Chg%	05/06
Turnover	2,618	1,463	79.0	2,436
EBIT	902	870	3.7	847
PBT	841	844	(0.4)	847
PAT	785	813	(3.4)	832
Total assets	5,400	5,460	(1.1)	6,484
Total equity	4,765	4,333	100	5,912
Total debt	82	227	(64.0)	114
Capital employed	4,847	4,561	6.3	6,026
Capital expenditure	37	63	(41.0)	257
Number of employees	118	149	(20.8)	162
EBIT per employee	7.6	5.8	30.9	5.2



Turnover
EBIT
Capital employed
Employees

Consumer Foods & Retail



Consumer Foods

- Beverages
- Frozen Confectionary
- Convenience Foods

Retail

- Supermarkets

Highlights

- The two new bottling lines commissioned at Ceylon Cold Stores for the expansion of its soft drinks operations became fully operational during the year and have more than doubled the beverage production capacity
- The Retail sector expanded aggressively during the year with the launch of 11 new retail outlets under its "Keells Super" brand of super markets. The total number of outlets as at 31st March 2008 is 37, including 5 franchisee outlets



Turnover
EBIT
In Rs. millions
11,384
9,791
7,809
51%
49%
51%
49%
47%
53%
580
645
395
12%
88%
6%
94%
7%
93%
2007/08
2006/07
2005/06
Consumer Foods
Retail

Financial capsule

(Rs. million)

Consumer Foods & Retail	07/08	06/07	Chg%	05/06
Turnover	11,384	9,791	16.3	7,809
EBIT	580	645	(10.1)	395
PBT	387	540	(28.3)	310
PAT	248	313	(20.6)	191
Total assets	6,563	4,973	32.0	3,713
Total equity	2,694	1,780	51.4	1,610
Total debt	1,572	1,326	18.5	810
Capital employed	4,266	3,106	37.3	2,420
Capital expenditure	673	926	(27.4)	367
Number of employees	2,896	2,567	12.8	3,020
EBIT per employee	0.2	0.3	(20.3)	0.1



Turnover
EBIT
Capital employed
Employees

Financial Services



Insurance
Banking & Leasing
Stockbroking

Highlights

- The group's banking arm, Nations Trust Bank (NTB), reviewed its growth strategy during the year and developed a new strategic plan for the period 2008 - 2012 which was formulated on the theme of "unpalleled and unprecedented levels of convenience"
- NTB successfully completed a 1:3 rights issue with attached warrants, which in total will raise approximately Rs. 3 billion in capital over the next 3 years towards funding its aggressive growth plans
- The group's insurance arm, Union Assurance (UA), won the overall best annual report award from both the Institute of Chartered Accountants of Sri Lanka and the South Asian Federation of Accountants for its 2006 Annual Report

Turnover | EBIT



In Rs. millions
4,796
3%
58%
38%
3,462
6%
51%
43%
2,681
7%
50%
43%
2007/08
2006/07
2005/06
In Rs. millions
422
18%
60%
22%
338
33%
48%
20%
367
29%
43%
28%
2007/08
2006/07
2005/06
Insurance
Banking & Leasing
Stockbroking

Financial capsule

(Rs. million)

Financial Services	07/08	06/07	Chg%	05/06
Turnover*	4,796	3,462	38.5	2,681
EBIT	422	338	24.8	367
PBT	422	337	25.0	367
PAT	292	225	29.7	250
Total assets	2,555	1,735	47.2	1,454
Total equity	1,990	1,517	31.2	1,326
Total debt	12	47	(73.6)	33
Capital employed**	2,003	1,564	28.0	1,358
Capital expenditure	0.3	5	(93.9)	1
Number of employees	24	27	(11.1)	24
EBIT per employee***	17.6	12.5	40.4	15.3

* Turnover is inclusive of the group's share of associate company turnover

** For associate companies the capital employed is representative of the group's equity investment in these companies

*** EBIT per employee is calculated excluding the employees of associate companies



Turnover | EBIT | Capital employed | Employees

Information Technology

IT Services

- Software Services

Office Automation
IT Enabled Services

Highlights

- JKH divested a majority stake in the Systems Integration business, Keells Business Systems, in March 2008
- The Software Services business, John Keells Computer Services, substantially increased its order book for solutions from award-winning airline customers in the Middle East region
- The BPO business expanded its operations during the year with approximately 550 revenue generating staff servicing key new customers in the US



Turnover
EBIT
In Rs. millions
2,243
2,446
1,707
7%
48%
17%
28%
1%
41%
35%
22%
0%
47%
28%
26%
98
102
116
121%
83%
66%
(171%)
86%
21%
46%
(53%)
63%
9%
30%
(1%)
2007/08
2006/07
2005/06
Software Services
Systems Integration
Office Automation
IT Enabled Services

Financial capsule

(Rs. million)

Information Technology	07/08	06/07	Chg%	05/06
Turnover*	2,243	2,446	(8.3)	1,707
EBIT	98	102	(4.8)	116
PBT	90	100	(10.2)	115
PAT	43	56	(22.7)	83
Total assets	2,099	2,494	(15.8)	660
Total equity	1,775	1,840	(3.5)	315
Total debt	2	16	(89.6)	3
Capital employed**	1,777	1,857	(4.3)	318
Capital expenditure	62	46	33.9	16
Number of employees***	700	735	(4.8)	583
EBIT per employee	0.1	0.1	(0.0)	0.2

* Turnover is inclusive of the group's share of associate company turnover

** For associate companies the capital employed is representative of the group's equity investment in these companies

*** EBIT per employee is calculated excluding the employees of associate companies



With our investment in Financial Process Outsourcing LLC, a US-based Finance & Accounting (F&A) service provider, we have expanded our existing BPO product portfolio to include the high value F&A segment.



Rs. 2.2 bn
5%
Rs. 0.1 bn
1%
Rs. 1.8 bn
3%
700
7%
Turnover
EBIT
Capital employed
Employees

Susantha Ratnayake

Chairman-CEO

Mr Ratnayake was appointed as the Chairman and CEO of John Keells Holdings in January 2006 and has served on the JKH board since 1992/93. He has overall responsibility for Group Strategy and New Business Development. Mr Ratnayake is a council member of the Employers' Federation of Ceylon and is a committee member of the Ceylon Chamber of Commerce. He also serves on various clusters of the National Council of Economic Development (NCED). Mr Ratnayake has over 29 years management experience, all of which is within the John Keells group.

Ajit Gunewardene

Deputy Chairman

Mr Gunewardene is the Deputy Chairman of JKH and has been a member of the board since 1992/93. Whilst having overall responsibility for the Financial Services, Leisure and Property industry groups, he oversees the Investor Relations function at the centre. He is also a member of the Capital Markets Cluster of the NCED. He is a former Chairman of the Colombo Stock Exchange. Mr Gunewardene brings 26 years of management experience to the board. He is a graduate of the University of North Carolina with a major in economics.

Sumithra Gunesekera

Director and President

Appointed to the Board in 1997/98, Mr Gunesekera has overall responsibility for the Plantation Services sector and the Corporate Communications function at the centre. He is also the Head of the John Keells Social Responsibility Foundation Management Committee. Mr. Gunesekera is the Chairman of the Corporate Social Responsibility sub-committee of the Ceylon Chamber of Commerce as well as the Chairman of the Employers' Network on Disability of the Employers' Federation of Ceylon. He also serves on the Board of Directors of the Sri Lanka Institute of Tourism and Hotel Management. Mr Gunesekera is a Director in many group companies and has over 25 years of management experience.

Ronnie Peiris

Group Finance Director

Appointed to the board during 2002/03, Mr Peiris has overall responsibility for Group Finance including Treasury, Taxation, Corporate Finance, Group Initiatives, Shared Services and the Information Technology functions at the centre. Previously, Managing Director of Anglo American Corporation (Central Africa) Limited and EXCO member of Konkola Copper Mines plc, both in Zambia, Mr Peiris has served on many boards overseas. He has over 35 years finance and general management experience in Sri Lanka and abroad. He is a Fellow of the Chartered Institute of Management Accountants, UK, Association of Chartered Certified Accountants, UK, and the Society of Certified Management Accountants, Sri Lanka, and holds a MBA from the University of Cape Town, South Africa. He is a member of the committee of the Ceylon Chamber of Commerce, Chairman of its Taxation sub committee and also serves on its Economic, Fiscal and Policy Planning sub committee.

Sithie Tiruchelvam

*Director

Appointed to the board in January 2007, Ms Tiruchelvam, a lawyer of the Supreme Court of Ceylon, specialises in corporate law, intellectual property law and labour law and is a notable human rights campaigner. She obtained her LLB from the University of Ceylon in 1966, and was admitted to the Supreme Court as Advocate in 1968. She is a founding Partner of Tiruchelvam Associates. Ms Tiruchelvam currently serves on several boards, among them being Central Corporate & Consultancy Services (Pvt.) Limited, Galadari Hotels (Lanka) Limited, Nadesan Centre for Human Rights, LIRNEasia and South Asians for Human Rights, a regional organisation with its secretariat in Colombo. She is the Chairperson of the Foundations for Peace Network, a worldwide network of community foundations working on peace and reconciliation in fractured societies. She has also completed a programme on corporate philanthropy at the Rockefeller Foundation, programme for philanthropy in New York, USA in 2000/01.

Franklyn Amerasinghe

*Director

Appointed to the board during 1999/00, Mr Amerasinghe is the former CEO and Director General of the Employers' Federation of Ceylon. He was thereafter attached to the ILO as a senior specialist in the social dialogue sector in charge of Employers Organizations in East Asia up to October 2002. A Bachelor of Law and a lawyer by profession, he is currently a consultant and trainer in social dialogue, human resource management and industrial relations, both in Sri Lanka and abroad. He is a Founder Trustee of the Employment Mediation Services Centre and is a judge for sustainability reporting for the ACCA since the initiative commenced in Sri Lanka. He was also one of the Founder Directors of the Skills Development Fund. He has authored books on a wide range of subjects and his papers on Industrial Relations in Sri Lanka have been published in some international and local journals.

Rusi Captain *(resigned w.e.f. 6th May 2008)*

**Director

Appointed to the board in March 2007, Mr Captain is an entrepreneur and investor in the Sri Lankan corporate sector, bringing with him a wealth of knowledge and over 16 years of business experience in a range of manufacturing sectors. His current business interests range from paints, garments, industrial gloves, cutting and polishing diamonds to plastics and other packaging material. He is the co- founder of Asia Stock Brokers, Asia Capital, Dutch Lanka Trailers, Asia Siyaka and Asian Alliance. Mr Captain was educated at the University of Miami, Florida.

Tarun Das

*Director

Appointed to the board during 2000/01, Mr Das has served with the Confederation of Indian Industry (CII) for a long period and was its Chief Executive from 1974 to 2004. Mr Das is currently Chief Mentor, CII. He is also the Chairman of Haldia Petrochemicals Limited of India.

Steven Enderby

***Director**

Appointed to the board in 2005/06, Mr Enderby is currently based in Delhi where he is a Partner in the leading emerging markets private equity investor, Actis Capital LLP, UK. His other directorships include Swaraj Mazda, Nitrex Chemicals, Tema India, Phoenix Lamps, Ceylon Oxygen, MFE and Actis Advisers. Mr Enderby holds a BSc (Hons) in Economics and Accounting from the Queens University of Belfast and is a member of the Chartered Institute of Management Accountants, UK.

Mohamed Muhsin

***Director**

Appointed to the board in 2005/06, Mr Muhsin is a strategic management consultant and director on international corporate and foundation boards. Mr Muhsin retired from the World Bank in 2005 having served in various senior positions for 17 years, ten of which as Vice President and Chief Information Officer. Prior to this, he served for ten years as an advisor to the President of Zambia on state enterprise reform and as the Group Financial Director of the business conglomerate, the Zambia Industrial and Mining Corporation (ZIMCO). Mr Muhsin is a Fellow of the Institute of Chartered Accountants of Sri Lanka (FCA).

Deshamanya Deva Rodrigo

***Director**

Appointed to the board in July 2006, Mr Rodrigo, a Chartered Accountant, had a career with the international accounting and consulting firm, PricewaterhouseCoopers, joining the firm in East Africa in 1974 and serving in its London offices in 1980. He was a Founder Partner when PricewaterhouseCoopers established its Sri Lankan firm in 1981, and held the position of Senior Partner from 1992 to 30 June 2006, when he retired from the firm. Mr Rodrigo was the Chairman of the Ceylon Chamber of Commerce from 2004 to 2006. He has previously held public office as a Director of People's Bank from 2000 to early 2003 and as a member of the Telecommunication Regulatory Commission from May 1997 to January 2002. Mr Rodrigo was also a member of the Monetary Board of the Central Bank of Sri Lanka from 2003 to 2006 and a member of the National Council for Administration from 2004 to 2006.

* Independent non-executive
** Non-independent non-executive

Board of Directors


Susantha Ratnayake


Ajit Gunewardene


Sumithra Gunesekera


Ronnie Peiris


Sithie Tiruchelvam


Franklyn Amerasinghe


Rusi Captain


Tarun Das


Steven Enderby


Mohamed Muhsin


Deva Rodrigo



Dilani Alagaratnam



Romesh David



Jitendra Gunaratne

Dilani Alagaratnam
President

Dilani Alagaratnam has overall responsibility for the group Human Resources, Legal and Secretarial functions. A lawyer by profession, she has been with the group for 16 years and is a law graduate and a holder of a Masters Degree in Law. She is a member of the Advisory Committee on Human Resources and Education and is the Alternate Chairperson of the Advisory Committee on Legislation of the Ceylon Chamber of Commerce. She is also a permanent member of the Legal Forum convened by the Central Bank of Sri Lanka.

Romesh David
President

Romesh David has been with the group for 28 years and has overall responsibility for the Transportation and IT industry groups. He is a member of the National Council for Economic Development (Transport Cluster), a member of the Economic Infrastructure Sub-Committee of the Ceylon Chamber of Commerce and a committee member of the Chartered Institute of Logistics and Transport (Sri Lanka Branch). He is a past Chairman of the Sri Lanka Freight Forwarders' Association and the Council for Business with Britain.

Jitendra Gunaratne
President

Jitendra Gunaratne is responsible for the Consumer Foods & Retail (CF&R) industry group. Prior to his appointment as President, he overlooked the Plantations and Consumer Foods Manufacturing sector. His 27 years of management experience in the group also covers Leisure and Property. He holds a Diploma in Marketing and serves as a member of the Advisory Committee on Consumer Affairs and the Law and Order Committee of the Ceylon Chamber of Commerce.

Group Executive Committee

Currently a 7 member committee including the 4 executive directors and the above members.

Krishan Balendra
Executive Vice President

Krishan Balendra has been Head of Corporate Finance and Strategy since September 2002. He started his professional career at UBS Warburg, Hong Kong, in investment banking, focusing primarily on equity capital markets. After a four year stint in Hong Kong, he continued his career in corporate finance at Aitken Spence & Co. Ltd., Sri Lanka prior to joining JKH. He holds a Law Degree (LLB) from the University of London and an MBA from INSEAD. He is a member of the board of the Colombo Stock Exchange.

Manilal De Silva
Executive Vice President

Manilal De Silva, Head of the Consumer Foods Sector, joined the group in July 2003. Prior to joining the group, he gained wide international experience in a variety of industries which included food processing, construction, professional services, and international trade, whilst serving in senior management and board positions with multinational organizations over a period of seventeen years. During this period he was based in Zambia, Zimbabwe, South Africa and the USA. He is an Associate member of the Chartered Institute of Management Accountants, UK. He also serves as Chairman, Interest Group for the Food Sector of the Ceylon Chamber of Commerce and on the Food Advisory Committee of the Ministry of Health.

Sujiva Dewaraja
Executive Vice President

Sujiva Dewaraja heads the IT Sector. Since passing out as a Chartered Management Accountant in London, he worked in Corporate Strategy at a diversified conglomerate and in MIS for a Middle Eastern Government. Moving to USA in 1987, he read for an MBA from the University of Pittsburgh, Pennsylvania, earning a place on the Dean's List. Since then he has been in General Management, holding CEO level positions in the past 16 years. He is a Fellow of CIMA, UK and an Associate Member of the Chartered Institute of Bankers, London. He has served on the Committee of the Ceylon Chamber of Commerce and currently serves on the advisory panel on ICT Export to the Minister of Enterprise Development.

Sanjeeva Fernando
Executive Vice President

Sanjeeva Fernando heads the BPO arm of the group. Prior to this, he was Head of the Transportation industry group. He has over 21 years of management experience, 14 of which have been with the group in diverse businesses and capacities. A printer by profession, he qualified from the London School of Printing and is a member of the London Institute of Printing. He joined JKH in 1993 to head the group's printing and packaging business and was the CEO of Lanka Marine Services from the time of its acquisition in 2002 until 2005.

Group Operating Committee

Currently a 23 member committee consisting of the GEC and the above members


Krishan Balendra


Manilal De Silva


Sujiva Dewaraja


Sanjeeva Fernando


Roshanie Jayasundera-Moraes


Sanjeeva Jayaweera


Jayantissa Kehelpannala


Vasantha Leelananda


Chandrika Perera


Mano Rajakariar


Waruna Rajapaksa


Suresh Rajendra


Lallith Ramanayake


Ramesh Shanmuganathan


Devika Weerasinghe

Roshanie Jayasundera-Moraes
Executive Vice President

Roshanie Jayasundera-Moraes, Head of the Retail sector, has been with the group since 1991. She was with the Airlines sector of the Transportation industry group, before being appointed as Head of the group's supermarket business in November 2003. A holder of a Diploma in Marketing from the Chartered Institute of Marketing (CIM), UK, she also holds a MBA from the Post-Graduate Institute of Management of the University of Sri Jayawardenepura, Sri Lanka.

Sanjeeva Jayaweera
Executive Vice President

Sanjeeva Jayaweera, the Chief Financial Officer for the CF&R industry group, has been with the group for 15 years, during which he served in the Resort Hotels sector of the Leisure industry group and was the Sector Financial Controller for Resort Hotels from 1998 to 2005. Prior to joining the group, he was based in the United Kingdom and worked for several years as an Audit Manager.

Jayantissa Kehelpannala
Executive Vice President

Jayantissa Kehelpannala, currently Sector Head Resort Hotels, has been with the Group for 26 years. He has over 19 years of management experience in the leisure industry, both in hoteliering and inbound tourism.

He is currently a committee member of the Tourist Hotels Association of Sri Lanka and represents the Sri Lankan Hotel Industry at the committee of the Ceylon Chamber of Commerce. He is also a Director of the Rainforest Ecolodge which is an industry driven hotel development project to cater and popularise Eco Tourism in Sri Lanka.

In addition, he holds office as the President of The Sri Lanka Maldives Bilateral Business Council and Vice Chairman, Hotels and Tourism Employers Group of the Employers Federation of Ceylon.

Vasantha Leelananda
Executive Vice President

Vasantha Leelananda is Head of the Destination Management sector and counts over 29 years in the leisure industry with the John Keells group. He served as the Managing Director of Walkers Tours from 1997 to 2005 and overlooks the travel operations in Maldives, India and Sri Lanka. Vasantha holds a MBA from the University of Leicester. He is the immediate past President of the Sri Lanka Association of Inbound Tour Operators (SLAITO), a Board Member of the Sri Lanka Institute of Tourism & Hotel Management and a co-chair of the Responsible Tourism Partnership which is affiliated to the Travel Foundation UK.

Chandrika Perera
Executive Vice President

Chandrika Perera was appointed as the Chief Financial Officer of the Leisure industry group in March 2005. She has been with the group for 25 years. She held the position of Group Financial Controller from 1999 to 2005. A Fellow of the Institute of Chartered Accountants of Sri Lanka and the Society of Certified Management Accountants, Sri Lanka, she holds a MBA (Finance) from the University of Southern Queensland. She serves as a management committee member of the Financial Reporting Faculty of ICASL and is a member of the Steering Committee on Income Taxes.

Mano Rajakariar
Executive Vice President

Mano Rajakariar has been the Group Financial Controller since April 2005. He has been with the group for over 12 years in many capacities including serving as the Sector Financial Controller of the Plantations sector and heading the Shared Services implementation within the Group. He has over 20 years of experience in audit, finance and general management, acquired both in Sri Lanka and overseas. He is a Fellow member of the Institute of Chartered Accountants of Sri Lanka (ICASL) and the Chartered Institute of Management Accountants, UK. He currently serves as a committee member of the Urgent Issues Task Force (UITF) of the ICASL.

Waruna Rajapaksa
Executive Vice President

Waruna Rajapaksa, Head of New Business Development and Group Initiatives, has over 21 years of experience in Sri Lanka and in the UK, primarily in management consultancy and project finance. Prior to joining the group in 2002, he worked for the government at the Bureau of Infrastructure Investment, Informatics International Ltd (UK) and at Ernst & Young. He is a Fellow member of the Chartered Institute of Management Accountants, UK and an Associate member of the Institute of Chartered Accountants of Sri Lanka. He also holds a MBA from Cass Business School, London, UK. He is a member of the Advisory Committee on Economic Infrastructure Development of the Ceylon Chamber of Commerce.

Suresh Rajendra
Executive Vice President

Suresh Rajendra, Head of the Property Development and Real Estate sectors, has over 16 years of experience in the fields of finance, travel & tourism and business development acquired both in Sri Lanka and overseas. Prior to joining the group, he was the Head of Commercial and Business Development for NRMA Motoring & Services in Sydney, Australia. He is a Fellow of the Chartered Institute of Management Accountants, UK.

Lallith Ramanayake
Executive Vice President

Lallith Ramanayake is currently the Sector Head of the Transportation industry group. He was Head of the Plantation Services sector till July 2007 and counts over 36 years with the group and the tea industry. He is a Member of the Chartered Institute of Marketing, UK with the Chartered Marketer status. He holds a MBA from the Postgraduate Institute of Management, University of Sri Jayawardenapura. He has been the Chairman of the Colombo Brokers' Association, a Director of the Sri Lanka Tea Board, Deputy Chairman of the Tea Association of Sri Lanka, and a member of the Plantation/Tea Cluster of the NCED. He has served on the Committee of the Ceylon Chamber of Commerce.

Ramesh Shanmuganathan
Executive Vice President

Ramesh Shanmuganathan is the group's Chief Information Officer and has over 15 years of experience in the ICT industry both in Sri Lanka and the USA, with the last 8 years in C-level management. Prior to this he has served in the Group's IT sector as the CEO of Keells Business Systems Limited since 2001 and Head of Strategy/New Business Initiatives of John Keells Computer Services Ltd since 2004, until he assumed duties as the group's CIO. He is a Hayes-Fulbright Scholar and holds to his credit a MSc (Information Technology & Computer Science) with Phi Kappa Phi Honours from Rochester Institute of Technology, MBA (General) from Postgraduate Institute of Management, University of Sri Jayewardenepura and BSc.Eng. (Electronics & Telecommunications) with First Class Honours from University of Moratuwa. He is a Chartered Engineer, Chartered IT Professional and a Fellow of the British Computer Society. He also has active memberships in several other professional institutions and is a visiting faculty member for several post-graduate programmes.

Devika Weerasinghe
Executive Vice President

Devika Weerasinghe, Chief Financial Officer of the Transportation industry group, previously held the position of Sector Financial Controller of the Transportation sector. She also served as the Sector Financial Controller of the Airlines SBU of the Transportation sector during the period 1998-2004. She is an Associate member of the Chartered Institute of Management Accountants, UK and also holds a Bachelors Degree in Business Administration, from the University of Sri Jayawardenepura.

Corporate governance

JKH corporate governance framework

John Keells Holdings PLC (JKH) is committed to the highest standards of business integrity, ethical values and professionalism in serving its stakeholders.

Our governance framework is founded on the following;

- The Board of JKH is responsible to shareholders to fulfill its stewardship obligations, in the best interest of the company and its stakeholders
- Maximising shareholder wealth-creation on a sustainable basis while safeguarding the rights of multiple stakeholders is a fundamental value shared by all levels of our management
- The methods we employ to achieve our goals are as important to us as the goals themselves, and this has been well communicated to the individual businesses and functional units within the group
- Our operating models facilitate the making of business decisions, and resource allocations, in an efficient and timely manner, within a framework that ensures transparent and ethical dealings which are compliant with the laws of the country and the standards of governance our stakeholders expect of us
- We believe that building and improving stakeholder relationships is an integral aspect of Board effectiveness and a responsible approach to business
- We will take an active role in discussions with the relevant regulatory bodies regarding the implementation of governance regulation, accounting standards, and economic reforms in Sri Lanka, and any other jurisdiction where the group has major business interests
- We opt for early-adoption of best practice governance regulations or accounting standards, where practicable
- We understand that our resolve to maintain strong governance practices presents strong commercial advantages for us and the reduction of our cost of capital via the strengthening of stakeholder confidence, particularly the confidence of our investors, both institutional and individual

Our detailed report on Corporate Governance is available in the comprehensive Annual Report, included in the CD that accompanies this report and is also available on the Investor Relations section of www.keells.com.

The full Report covers the following;

- The Board of Directors, including role of Chairman-CEO, board evaluation and conflicts of interest
- Remuneration, including director remuneration
- Accountability and Audit, including risk management, auditor independence, internal control and operating model, and
- Investor Relations

Developments in 2007/2008

Doing what we do, better than we already do aptly summarises the mind-set that we have applied in the past year, and will be applying in the year ahead of us, to all our endeavours, including corporate governance.

The following are key developments during the year;

Companies act 2007

The key reference point in most of our corporate governance enhancements in 2007/08 has been the Companies Act of 2007 which became effective in May 2007. The new Act demands greater disclosure, transparency, shareholder empowerment and higher levels of personal responsibility and accountability, particularly at board and senior management levels. Whilst acknowledging that the thrust of the Act is to improve the status quo, which resonates well with our own thinking of "doing what we do, better than we already do" there are areas of the Act which are not very clear. We are confident that dialogue, and discussion, among the various stakeholders will result in greater definition being achieved in the coming year.

Disclosure required under the rules of SEC

The new rules of governance and disclosure requirements for listed companies, as mandated by the Securities and Exchange Commission of Sri Lanka, also came in to effect during the financial year 2007/08. JKH was in full compliance of this last year. We follow, and comply with, the recommendations of the Combined Code of 2006 to the extent that they are practicable in the context of the nature of our diverse businesses and their risk profiles. Our policy in this regard, is to comply, or explain. As a minimum, we follow the guidelines provided by the Institute of Chartered Accountants of Sri Lanka in reporting our Corporate Governance practices.

Board evaluation

In the financial year 2007/08, an appraisal of the board's efectiveness was conducted on the basis adopted in the last year thereby giving the board the opportunity of better understanding areas that had room for improvement. It is a formalised process of self appraisal, whereby, each member assessed, on an anonymous basis, the performance of the board under the headings of "role clarity and effective discharge of responsibilities" (in relation to the responsibilities highlighted in the full report), "people mix and structures", "systems and procedures", "quality of participation" and "board image". The scoring, and open comments, were collated by a nominated independent director and the results were analysed to give the board an indication of its effectiveness as well as areas that required addressing and/or strengthening. The open and frank discussions that followed the evaluation reflected the keenness of the board to "doing what we do, better than we already do". While the analysis concluded that the board was functioning effectively, it did highlight some areas which could be improved on and action plans to address such highlighted issues were agreed.

Pay for performance

A customised "pay for performance' scheme based on the pillars of individual performance rating and organisational performance rating was implemented during the subject financial year for all group employees, manager level and above, and based purely on individual performance rating for all group employees at assistant manager and executive levels. The rationale for the exclusion of organisational rating in linking pay to performance at the lower levels was that the individuals at those levels had little direct influence on bottom line of their organisations.

Whilst there were initial concerns regards the acceptance by the subject employees of the raison d'etre of the new scheme, actual experiences are proving that the scheme is achieving the objectives of employee motivation towards better performance, employee recognition and reward and the alignment of employee, management and stakeholder interests.

Code of conduct

A code of conduct has been formally communicated to all employees, executives and above, and are now a component of the employee self service- HR Portals- developed by group HR and group IT on a SAP platform and is based on four basic principles, namely,

- The allegiance to the company and the group,
- The compliance with rules and regulations applying in the territories that the group operates in,
- The conduct of business in an ethical manner at all times and in keeping with acceptable business practices, and
- The exercise of professionalism and integrity in all business and "public" personal transactions.

The subject employees are expected to adhere to the code in the performance of their official duties and in other situations that could affect the group's image and are expected to entrench the expected behaviour at all levels in the organisation through communication and role modelling.

Corporate responsibility

The group recognises that it exists not only to maximise long term shareholder value but also to look after the rights and appropriate claims of many non-shareholder groups such as employees, consumers, clients, suppliers, lenders, environmentalists, host communities and governments. We recognise that they have a stake in the outcome of the group's actions and, accordingly, we will accord to them an increasing status when making corporate decisions. More importantly we are becoming more aware of the impact of our business decisions on these stakeholder groups, the environment and broader communities.

Corporate responsibility is admittedly an area that demands more prominence in the group's decision matrix. While we have been reporting on our sustainability practices in the past, we believe that our efforts, particularly on stakeholder and environmental aspects, could be more focused, further refined and better organised. This year, the group undertook an extensive audit of its operations in order to ascertain the full impacts of its business operations on the economy, environment and society and establish the gaps and shortcomings in the way we currently integrate such impacts in our short-term, medium-term and long-term decisions and strategies. An audit of our sustainability practices was recently conducted by Det Norske Veritas (DNV) and the main findings of the audit have been captured in the Sustainability Report of the comprehensive Annual Report. A quick scan of the findings give us the confidence that much can be achieved by a few immediate actions and the group has already taken the next steps in formulating action plans and in establishing a steering committee that will monitor the actual progress against plans. It has also been agreed that sustainability priorities and objectives will be developed, and adopted, for each of our major businesses and will be integrated in to the annual planning and strategy formulation processes. The John Keells Social Responsibility Foundation, the vehicle used by the group in developing and implementing the group's involvement in 'the community' is gearing itself to ensure that the social programmes of the group are consistent with the principles of sustainable development.

The future

JKH is committed to conducting its affairs with integrity, efficiency and fairness to all stakeholders. Our approach to governance is of introspection, critical review, continued benchmarking and improvement. This we believe is not a choice as much as it is an essential, as the global investment community becomes more and more stakeholders oriented in their expectations of how companies should conduct business. As a business based in an emerging market, now sometimes referred to as a frontier market, we seek to remain a preferred choice for investment. Therefore, as in the past few years, our key areas of focus will continue as follows.

- Creating robust operating structures that are able to evolve to face the challenges of our strategic plans and continuous re-invention of our portfolio, while maintaining sound internal controls
- Developing the depth and reach of our external stakeholder relationships, improving transparency and efficiency in information flows and promoting partnership and mutual understanding between management and external stakeholders
- Staying abreast of international best practices and adopting those that add value to the group and its stakeholders, and
- *Doing what we do better than we already do.*

Thinking BEYOND our current thinking





Management discussion and analysis

Investor information

Highlights

- JKH share performance during the year 2007/08
  - The JKH share price fell 22.7 per cent during the year 2007/08, against a fall of 17.1 per cent in the blue chip Milanka Price Index (MPI). Lower trading volumes compared to 2006/07 of the JKH share was a key factor in the share underperforming the Colombo Stock Exchange (CSE). The drop in the share price resulted in a negative TSR of 19.5 per cent in the current year.

- Optimising the capital structure
  - IFC, a member of the World Bank Group, extended a long term corporate investment facility of USD 75 million on a floating rate basis to support JKH's expansion in key business areas in Sri Lanka and other countries in the region.

- Continued belief in financial position and financial performance
  - JKH retained its rating of AAA (Sri) assigned by Fitch Ratings Lanka Limited on account of the continued strength of its balance sheet and strong business fundamentals.

- Expansion of business portfolio
  - In April 2008, JKH announced an investment of USD 5.72 million for a 44 per cent equity stake in Quatrro Finance & Accounting Solutions. Quatrro F&A is the India based Financial and Accounting (F&A) business of the Quatrro group. Quatrro F&A recently acquired the Chicago based Financial Process Outsourcing LLC in a structured financing transaction
  - The group also invested in John Keells Foods India Private Limited, a company incorporated in India to manufacture and market processed meats to the growing Indian market.
  - The group entered in to an MOU with its associate, Associated Motorways (AMW), and Finlays Colombo to jointly develop a contiguous 6.6 acre block of land with access from Union Place and Vauxhall street.

- Continuous re-evaluation of business portfolio
  - In March 2008, JKH announced the sale of its Systems Integration business with the divestment of Keells Business Systems.

- Highest market capitalisation of shares in free float
  - Despite the correction in the share price, JKH has the highest market capitalisation of shares in free float of Rs. 56.79 billion, reflecting the relatively higher liquidity of the JKH share.

- Recognition for superior performance
  - JKH was voted as the most respected entity In Sri Lanka by LMD for the third consecutive year since the ranking's inception in 2005. JKH was ranked number 1 in the areas of management profile, quality consciousness, honesty, work environment, vision, CSR and national-mindedness.
  - JKH was recognised as the best Corporate Citizen in Sri Lanka at the Ten Best Corporate Citizens Award 2007 organised by Ceylon Chamber of Commerce.
  - The JKH annual report of 2006/07 won the Gold award for corporate governance and was adjudged one of the joint runners up in the "Overall Winner" category by the Institute of Chartered Accountants of Sri Lanka.
  - The JKH annual report of 2006/07 also won the Gold award for corporate governance disclosure by the South Asia Federation of Accountants.

The JKH share

The Colombo Stock Exchange (CSE) experienced negative growth in 2007/08, compared to the positive growth in 2006/07, due to declining investor confidence as a result of an escalation of the North East conflict and higher interest rates. The All Share Price Index (ASPI) fell by 8.6 per cent to 2,550 points, whilst the MPI fell by 17.1 per cent to 3,181 points by 31st March 2008.

The JKH share fell 22.7 per cent to Rs. 119.75 as at 31st March 2008 compared with a closing price of Rs. 155.00 at the end of the previous year. The JKH share traded between a low of Rs. 116.25 and a high of Rs. 156.75 during the year under review. Generally depressed market conditions, coupled with lower trading volumes of the JKH share, as seen in the annualised share turn ratio, were the key reasons for the fall in the JKH share price. However, it is pertinent to note that the composition of shareholders changed during the year under review, with the shareholding of non-resident investors increasing to 49.9 per cent from 43.1 per cent in the previous year, as a result of greater foreign institutional investor interest.

During the initial months of the financial year under review, the JKH share performance was largely in line with the market. However, relatively lower trading volumes of the JKH share beginning from September '07 through to the end of the financial year affected the JKH share price. Conversely, sustained margin trading on mid-cap companies' shares and the occasional heavy trading on shares of large companies helped to maintain CSE's performance at levels higher than that of JKH.

JKH share volumes and relative performance vs market



Index
150
140
130
120
110
100
90
80
70
60
Volume
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Mar 08
JKH volume
JKH
ASI
MPI

The JKH share has been a solid long term value creator and is expected to remain so. As illustrated in the following graph, the JKH share has outperformed the ASPI and blue-chip MPI consistently over the last five years. Despite the fall in the share price during the current year, the JKH share has recorded a compound annual growth rate of 32.5 per cent over the last five years, outperforming the ASPI, MPI and DSI, which recorded compound annual growth rates of 28.1 per cent, 20.4 per cent and 31.3 per cent respectively.

The performance of equity markets across the globe was affected negatively due to a move away from higher risk asset classes. Due to the escalation of the conflict in Sri Lanka, the CSE and the JKH share underperformed regional stock exchanges such as the Sensex Index of the Mumbai Stock Exchange (BSESN), the Straits Times Index of Singapore (SGX) and the Kuala Lumpur Stock Exchange (KLSE) during the year under review.

Over a period of 5 years, the JKH share has outperformed regional stock markets such as Singapore and Kuala Lumpur, with a compound annual growth rate of 32.5 per cent compared with SGX's STI index growth of 18.9 per cent and KLSE's growth of 14.4 per cent. The JKH share has however,

JKH outperforms ASPI & MPI (over 5 years)



Index
700
600
500
400
300
200
100
JKH
ASPI
MPI
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
JKH
ASI
MPI

JKH share compared with key regional indices


Index
170
160
150
140
130
120
110
100
90
80
70
60
Bombay
Kuala Lumpur
Singapore
JKH
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
BSESN
KLSE
STI
JKH

underperformed the Mumbai Stock Exchange over the 5-year period. This was mainly due to the rally in September 2007 in Indian equities.

Issued share capital

The new Companies Act, which came into effect on 3rd May 2007, requires companies to present the previous share capital, share premium and preference share capital as one "stated capital" account. This account will reflect the total amounts received by the company, or due and payable to the company, in the respect of the issue of shares and the call of shares.

The total number of shares in issue at the beginning of the financial year was 552.94 million. During the financial year, a total of 83.05 million shares were allotted, with 78.96 million shares originating from a 1:7 scrip issue and 4.09 million shares arising out of the exercise of employee share options (ESOPs), resulting in the number of shares in issue

JKH share compared with key regional indices (over 5 years)


Index
780
680
580
480
380
280
180
80
Bombay
JKH
Singapore
Kuala Lumpur
Apr-03
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06
Oct-06
Apr-07
Oct-07
BSESN
KLSE
STI
JKH

Market information on ordinary shares of the company

	2007/08	Q4	Q3	Q2	Q1	2006/07
Share information						
Highest price (Rs.)	156.75	128.00	134.00	146.00	156.75	183.25
Lowest price (Rs.)	116.25	116.25	125.50	125.75	143.00	96.97
As at period end (Rs.)	119.75	119.75	128.00	129.00	145.50	155.00
Dividends paid (per share)	5.00	1.00	3.00	-	1.00	3.00
Trading statistics						
Number of transactions	9,048	2,701	2,748	2,088	1,511	17,449
Number of shares traded (thousands)	104,754	16,814	20,795	38,395	28,751	117,968
% of total shares in issue	16.5	2.6	3.3	6.0	4.5	21.30
Value of all shares traded (Rs. mn)	13,930	2,028	2,695	4,957	4,249	20,112
Average daily turnover (Rs. mn)	53.3	35.6	43.5	78.7	74.5	83.8
% of total market turnover	16.1	9.9	10.7	26.3	19.3	17.1
Market capitalisation (Rs.'000)	76,160	76,160	81,407	82,043	92,537	97,945
% of total market capitalisation	9.2	9.2	9.9	10.0	11.2	11.1

increasing to 635.99 million. The 1:7 scrip issue, which was declared on 13th March 2007, was allotted during the financial year 2007/08. In addition to the shares in issue, there are a further 34.86 million shares equivalent of unexercised ESOPs as at 31st March 2008. These are eligible for immediate exercise as at the date of this report.

The balance of global depositary receipts (GDRs), in ordinary share equivalents, increased to 1.11 million as at the end of the year from 0.97 million at the beginning of the year due to allotment of the scrip issue discussed above.

Dividends vs payout ratio



Rs. billion
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
97%
Rs.3.2 billion
81%
66%
63%
61%
Rs.1.1 billion
Rs.1.2 billion
Rs.1.4 billion
Rs.0.8 billion
2004
2005
2006
2007
2008
Dividend
Dividend payout

Dividends

The dividend policy of JKH seeks to ensure a dividend payout which correlates with the growth in profits, whilst ensuring that the company retains adequate funds to support investments which facilitate the creation of sustainable shareholder value in the short, medium and long term.

During the year, the company has declared, and paid, two interim dividends of Rs. 1 per share each and a one-off special dividend of Rs. 2 per share. The special dividend was made to reward the shareholders based on improved profits after tax of the company during the current financial year on account of a higher dividend income, interest income in a high interest rate environment and various cost saving measures. The company also announced a final dividend of

EMPLOYEE SHARE OPTION PLAN AS AT 31ST MARCH 2008

	Date of grant	Shares granted	Expiry date	Option grant price	Shares ** adjusted	Exercised	Lapsed/ cancelled	Outstanding	Current price **
PLAN 2									
Award 2	12.11.2002	3,728,580	11.11.2007	76.00	6,810,320	6,679,392	130,928	-	-
Award 3	23.01.2004	2,994,209	22.01.2009	104.25	5,129,406	2,051,778	115,605	2,962,023	70.81
		6,722,789			11,939,726	8,731,170	246,533	2,962,023	
PLAN 3									
Award 1	29.03.2005	5,503,850	28.03.2010	136.00	9,746,823	2,247,494	387,905	7,111,424	92.72
Award 2	10.04.2006	6,645,575	09.04.2011	157.25	10,301,859	502,319	519,046	9,280,494	120.74
Award 3	28.05.2007	10,551,062	27.05.2012	146.00	10,551,062	-	448,520	10,102,542	146.00
		22,700,487			30,599,744	2,749,813	1,355,471	26,494,460	
PLAN 4									
	25.03.2008	5,405,945	24.03.2013	120.00	5,405,945			5,405,945	120.00
Total		34,829,221			47,945,415	11,480,983	1,602,004	34,862,428	

** Adjusted for bonus issues and right issues

Key ratios

	2007/08	2006/07	2005/06
Market capitalisation (Rs. mn)	76,160	97,945	63,101
EV/EBITDA (times)	7.8	13.0	10.7
Diluted earnings per share (Rs.)	8.00	6.04	5.30
PER (diluted)	15.0	25.6	21.4
Price to book (times)	1.7	2.3	2.9
Price/cash earnings	12.6	20.7	17.1
Dividend yield (%)	4.2	2.3	3.0
Total shareholder returns	(19.5)	39.7	43.9
Market value added (Rs. mn)	31,942	58,709	40,300
Dividend payout ratio (%)	81.0	62.8	65.8

Rs. 1 per share based in the profits of the financial year 2007/08 for payment on 27th June 2008. Accordingly, the dividend per share (DPS) in the current year increased to Rs. 5 per share compared with Rs. 3 per share in the previous year.

The dividend payout ratio increased to 81 per cent compared to 63 per cent the previous year, primarily due to the special dividend of Rs. 2 per share. In absolute terms, the dividend paid and payable out of 2007/08 profits will be Rs. 3.13 billion compared to the dividend of Rs. 1.41 billion in the previous year.

Earnings per share

The fully diluted earnings per share (EPS) for the period grew 32 per cent from Rs. 6.04 to Rs. 8.00. The cash EPS increased 27 per cent from Rs. 7.50 to Rs. 9.54 in the current year.

Total shareholder returns

The total shareholder returns (TSR) of the JKH share was a negative 19.5 per cent as a result of the 22.7 per cent fall in the JKH share price during the year, offset by a higher DPS. The average 1-year T/bill rate for the same period was 17.6 per cent. Even though the TSR on the JKH share yielded negative returns, the JKH share has consistently outperformed the 1-year T/bill yield in the past.

Capital productivity

Profits attributable to equity holders for the year under review increased by 45 per cent to Rs. 5.12 billion compared with Rs. 3.53 billion in the previous year. As a result, the return on equity (ROE) increased to 12.3 per cent in 2007/08, compared with 11.4 per cent in the previous year. Return on capital employed (ROCE) increased marginally to 13.7 per cent from 13.6 per cent in the previous year. Further discussion on ROE and ROCE can be found in the consolidated group performance section of this report.

Market capitalisation and enterprise value

Total market capitalisation as at 31st March 2008 was Rs. 76.16 billion, recording a drop of 22 per cent from the market capitalisation of Rs. 97.94 billion at the beginning of the year. The enterprise value as at 31st March 2008 dropped 21 per cent to Rs. 76.18 billion as a result of the drop in the market capitalisation.

Price earnings ratio

The price earnings ratio (PER) as at 31st March 2008 was 15.0 times compared with 25.6 times the previous year as a result of a lower share price and a higher EPS. The JKH PER still remains attractive against the market PER of 10.4 times as at 31st March 2008 as published by the CSE.

Price to book

As at 31st March 2008, the price to book ratio of the group was 1.7 times, compared with 2.3 times and 2.9 times in the last two years. The drop in the year was due to the drop in market value of JKH.

Five-year total shareholder returns


114.7%
322%
259%
231%
160%
115%
39.7%
43.9%
39.7%
(19.5%)
2004
2005
2006
2007
2008
Annual TSR
Indexed 5-year TSR

Trend in composition of shareholders


20%
22%
23%
23%
20%
35%
36%
35%
43%
49%
34%
33%
35%
28%
25%
8%
7%
6%
5%
5%
2004
2005
2006
2007
2008
Executive directors and spouses
Non executive directors and connected parties
Public non-resident and GDRs
Executives and connected parties
Public resident
Shareholders' holding more than 10%

Enterprise value composition



Rs. million
100,000
80,000
60,000
40,000
20,000
0
2004
2005
2006
2007
2008
Enterprise value
Net debt
Market capitalisation

JKH market capitalisation and free float



Rs. billion
100,000
80,000
60,000
40,000
20,000
0
2004
2005
2006
2007
2008
Market Cap
Market Cap in free-float

Liquidity

- Average daily turnover of the JKH share was Rs. 58.3 million compared to a Rs. 362.3 million average daily turnover recorded by the CSE.
- Liquidity of the JKH share marginally decreased to 16.1 per cent of the total market turnover, compared with 17.1 per cent recorded in the previous year.
- Total volumes of JKH shares traded during the year dropped to 104.8 million shares from the 118.0 million shares recorded in the previous year.
- The annualised share turn ratio decreased significantly to 0.18 from 0.25, reflecting the lower trading volumes of the share.
- The free float of the shares as at 31st March 2008 was 74.6 per cent compared to the 70.8 per cent at the end of last year.

Distribution and composition of shareholders

- The total number of shareholders of JKH dropped to 8,475 from the 8,926 seen last year, as the shareholders list was merged during the year to avoid duplication of records.
- Distribution - 3 per cent of shareholders held 95 per cent of the total shares, averaging 2.3 million shares per shareholder while, 97 per cent of shareholders held 5 per cent of the total shares at an average of 3,921 shares per shareholder.
- Composition - 74.6 per cent of the shares in issue were held by public, while 25.4 per cent of the shares were held by the directors, executives and connected parties as at 31st March 2008. Subsequent to the resignation of Mr R S Captain from the Board of Directors of JKH with effect from 6th May 2008, the latter figure came down to 5.9 per cent.
- Domicility - 50.1 per cent of shares were held by residents and 49.9 per cent was held by non residents.

Shareholder information

- The issued ordinary shares of JKH are listed on the Colombo Stock Exchange (CSE)
- CSE ticker symbol for John Keells Holdings PLC shares: JKH.N0000
- Newswire codes:
  - Bloomberg: JKH.SL
  - Dow Jones: P.JKH
  - Reuters: JKH.CM

Distribution of shareholders

	31 March 2008				31 March 2007			
	Number of shareholders	%	Number of shares held	%	Number of shareholders	%	Number of shares held	%
Less than or equal to 1,000	5,151	60.78	1,229,290	0.19	5,608	62.83	1,173,369	0.21
1,001 to 5,000	1,717	20.26	4,123,286	0.65	1,780	19.94	4,206,227	0.76
5,001 to 10,000	477	5.63	3,380,914	0.53	506	5.67	3,672,648	0.66
10,001 to 50,000	747	8.81	15,525,960	2.44	669	7.49	13,948,910	2.52
50,001 to 100,000	115	1.36	7,916,985	1.24	117	1.31	7,989,449	1.44
100,001 to 500,000	144	1.70	33,511,546	5.27	126	1.41	27,920,015	5.05
500,001 to 1,000,000	31	0.37	23,687,289	3.72	34	0.38	24,880,442	4.50
Over 1,000,001	93	1.10	546,619,292	85.95	86	0.96	469,148,927	84.85
Grand total	**8,475**	**100.00**	**635,994,562**	**100.00**	**8,926**	**100.00**	**552,939,987**	**100.00**

Composition of shareholders

	31 March 2008			31 March 2007		
	Number of shareholders	Number of shares held	%	Number of shareholders	Number of shares held	%
Executive directors and spouses	6	8,598,117	1.35	6	7,845,938	1.42
Non-executive directors and connected parties*	12	124,274,250	19.54	12	124,823,768	22.57
Executives and connected parties	123	28,901,205	4.54	160	28,626,702	5.18
Public resident						
Institution	560	73,491,771	11.56	603	74,421,962	13.10
Individual	7,499	83,323,494	13.10	7,836	80,680,833	14.59
Public non resident						
Individual	97	248,498,728	39.07	90	169,839,120	30.72
Institution	177	67,794,301	10.66	218	67,728,063	12.25
Global depository receipts	1	1,112,686	0.17	1	973,601	0.17
Shareholders holding more than 10%	-	-	-	-	-	-
Total	8,475	635,994,552	100.00	8,926	552,939,987	100.00

* Subsequent to the resignation of Mr R S Captain on 6th May 2008, the percentage held by non executive directors and connected parties was 5.9 per cent.

Twenty largest shareholders of the company

	Shareholder's name	31 March 2008 Number of shares	%	31 March 2007 Number of shares	%
1	Mr S E Captain	81,364,526	12.79	72,943,961	13.19
2	Mr R Rajaratnam	58,186,212	9.15	54,484,136	9.85
3	Galleon Technology Offshore Ltd	21,185,785	3.33	6,466,925	1.17
4	Genesis Smaller Companies	15,988,995	2.51	-	-
5	Estate of Mr A A N De Fonseka	15,819,977	2.49	17,224,005	3.11
6	Aberdeen Global Asia Pacific Fund	15,737,023	2.47	14,799,770	2.68
7	Arisaig India Fund Limited	14,783,475	2.32	12,935,541	2.34
8	Genesis Emerging Markets Opportunities Fund Limited	13,989,739	2.20	-	-
9	Genesis Group Trust Emerging Markets Fund	13,666,677	2.15	11,958,343	2.16
10	Galleon Diversified Fund Limited	13,143,573	2.07	11,500,627	2.08
11	FS Asia Pacific	12,062,964	1.90	6,580,021	1.19
12	Rubber Investment Trust Limited	10,847,729	1.71	9,617,848	1.74
13	Paints & General Industries Limited	8,440,325	1.33	9,097,010	1.65
14	CEI Plastics Ltd	8,280,267	1.30	9,808,859	1.77
15	Mr K Balendra	8,142,909	1.28	8,087,546	1.46
16	Fast Gain International Limited	7,406,314	1.16	-	-
17	Aberdeen Asia Pacific Fund	7,194,843	1.13	6,295,488	1.14
18	Ms L A Captain	7,058,272	1.11	7,295,813	1.32
19	The Emerging Markets South Asian Fund	7,025,900	1.10	-	-
20	FS Global Emerging Markets Fund	6,955,246	1.09	6,295,816	1.14

Directors' shareholdings

Name	31 March 2008	31 March 2007
S C Ratnayake	3,227,747	3,057,223
A D Gunewardene	4,018,568	3,749,192
G S A Gunesekera	1,348,374	1,036,523
J R F Peiris	3,428	3,000
E F G Amerasinghe	4,136	3,619
T Das	Nil	Nil
S Enderby	Nil	Nil
M V Muhsin	35,163	30,769
P D Rodrigo	Nil	Nil
S S Tiruchelvam	Nil	Nil
R S Captain**	124,234,951	124,789,380

Options available under the employee share option plan of John Keells Holdings PLC.

S C Ratnayake	1,931,981	1,389,159
A D Gunewardene	1,759,824	1,352,302
G S A Gunesekera	1,260,611	1,217,511
J R F Peiris	1,587,617	883,667

* First exercised in FY1997
** Resigned with effect from 6th May 2008

Employee share options

Year ended 31 March	Number of options exercised* (million)
1997	0.02
1998	0.16
1999	0.27
2000	0.47
2001	0.02
2002	1.78
2003	2.30
2004	4.08
2005	1.53
2006	2.04
2007	3.67
2008	4.06

History of dividends and scrip issues since 1992/93

Year ended 31 March	Issue	Basis	Number of new shares (million)	Ex-date
1992	Rights @ Rs.160*	1:4	2.50	16-Jan-92
1993	Bonus	1:5	2.50	03-Sep-92
1994	GDRs	n/a	4.50	n/a
1995	Bonus	1:6	2.50	19-Jan-94
1995	Rights @ Rs.200*	1:6	2.50	19-Jan-94
1996	Bonus	1:7	3.50	20-Dec-95
1997	Bonus	1:7	4.00	20-Jan-97
1998	Bonus	1:4	8.02	09-Jan-98
2000	Bonus	1:5	8.09	15-Jun-99
2000	Bonus	1:4	12.14	05-Jan-00
2001	Bonus	2:1	122.36	27-Jul-00
2004	Bonus	1:4	46.94	10-Jun-03
2004	Private placement	n/a	24.00	21-Oct-03
2004	Rights @ Rs.75*	1:7	37.42	07-Nov-03
2004	Bonus	1:10	30.02	13-May-04
2005	Bonus	1:5	66.34	10-May-05
2006	Bonus	1:7	57.16	13-Jun-06
2007	Rights @ Rs.140*	1:5	92.10	23-Jan-07
2007	Bonus	1:7	78.96	13-Mar-07

* Unadjusted prices

GDR history (in terms of ordinary shares, million)

Year ended 31 March	Issued*	Converted	Balance
1994	4.50	-	4.50
1995	-	0.21	4.29
1996	0.59	0.20	4.67
1997	0.27	2.80	2.14
1998	0.28	1.06	1.37
1999	-	0.75	0.63
2000	0.26	0.52	0.36
2001	0.72	0.23	0.85
2002	-	0.17	0.68
2003	-	0.16	0.52
2004	0.13	-	0.65
2005	0.06	-	0.71
2006	0.14	-	0.85
2007	0.12	-	0.97
2008	0.14	-	1.11

* First issued in FY1994 and subsequently increased along with bonus issues of ordinary shares

* GDRs/Ordinary shares = 1:2

Share capital

Year ended 31 March	Number of shares in issue (million)
1990	10.00
1991	10.00
1992	12.50
1993	15.00
1994	24.50
1995	24.50
1996	28.00
1997	32.02
1998	40.21
1999	40.47
2000	61.18
2001	183.56
2002	185.35
2003	187.64
2004	300.08
2005	331.63
2006	400.00
2007	552.94
2008	635.99

Dividends since 1992/93

Year	DPS (Rs.)	Dividends (Rs.'000)
1991/92	3.00	34,701
1992/93	2.50	35,754
1993/94	2.50	47,340
1994/95	3.50	84,285
1995/96	2.80	77,586
1996/97	3.00	92,050
1997/98	4.00	155,783
1998/99	4.00	151,343
1999/00	3.00	168,150
2000/01	2.00	353,128
2001/02	2.00	329,869
2002/03	2.00	342,203
2003/04	2.50	725,783
2004/05	3.00	1,027,497
2005/06	3.00	1,199,460
2006/07	3.00	1,412,306
2007/08	5.00	3,176,302

If you need help with the following...	Contact the secretaries
• Corporate information • Dividend payments or direct deposit of dividends into your bank account • Change of address • Transfer of shares • Loss of share certificates • Consolidation of multiple mailings to one shareholder • Estate settlements	Keells Consultants Limited 130, Glennie Street Colombo 02 Sri Lanka Telephone : + (94) 11 242 1101-9 Fax : + (94) 11 244 7087
If you need help with the following...	**Contact the Investor Relations team**
• Latest news releases • Company developments • Financial results and clarifications	John Keells Holdings PLC 130, Glennie Street Colombo 02 Sri Lanka Telephone : + (94) 11 230 6739 Fax : + (94) 11 230 6160 E-mail : investor.relations@keells.com Web : www.keells.com
Registered office	**Auditors**
John Keells Holdings PLC 130, Glennie Street Colombo 02 Sri Lanka Tel: + (94) 11 230 6000 Fax : + (94) 11 244 7087	Ernst & Young Chartered Accountants P.O. Box 101 Colombo Sri Lanka

Financial calendar

2007/08

Interim financial statements	
Three months ended 30 June 2007	26 July 2007
Six months ended 30 September 2007	26 October 2007
Nine months ended 31 December 2007	24 January 2008
First interim dividend paid on	23 November 2007
Special dividend	
Second interim dividend paid on	21 March 2008
Final dividend proposed to be paid on	6 July 2008
Annual Report	on or before 1 June 2008
28th Annual General Meeting	27 June 2008

2008/09

Interim financial statements	
Three months ended 30 June 2008	on or before 31 July 2008
Six months ended 30 September 2008	on or before 30 October 2008
Nine months ended 31 December 2008	on or before 29 January 2009
Annual Report 2008/09	on or before 29 May 2009
30th Annual General Meeting	26 June 2009

Consolidated group and segmental performance

Highlights

- Profit attributable to equity holders of the parent increased by 45 per cent to Rs. 5.12 billion
- Group revenue excluding associates increased by 27 per cent to Rs. 41.81 billion
- Earnings before interest and tax increased by 34 per cent to Rs. 8.20 billion
- Profit before tax increased by 37 per cent to Rs. 6.58 billion
- Fully diluted earnings per share increased by 32 per cent to Rs. 8.00 per share
- Cash earnings per share increased by 27 per cent to Rs. 9.54 per share
- Return on capital employed increased marginally from 13.6 per cent to 13.7 per cent
- Return on equity increased from 11.4 per cent to 12.3 per cent

Summary of key income statement items

Rs. million	2007/08	2006/07	Change	%	Explanatory highlights
Revenue	41,805	32,855	8,950	27	• Transportation revenue growth of Rs. 3.44 billion driven by LMS • Leisure growth of Rs. 2.20 billion due to commencement of operations of "Cinnamon Island Alidhoo" • CF&R growth of Rs. 1.59 billion due to expansion of Retail business
Cost of sales	30,847	23,236	7,611	33	• Increased to 74 per cent of revenue from 71 per cent due to the inability to pass on all cost increases to customers
Share of associate company profits	2,243	1,701	542	32	• Higher share of an increased SAGT profit • Increase in profits of associates - NTB, UA and AMW
Other operating income	2,717	1,180	1,537	130	• Interest income on LKR investments and foreign exchange gains
Administrative expenses	5,122	4,261	861	20	• Operating and start up cost of "Cinnamon Island Alidhoo" and depreciation charge on hotel investments and refurbishments • Depreciation of new bottling line at CCS and operating expenses relating to supermarket expansion
EBIT	8,197	6,109	2,088	34	• Increase in EBIT of Plantation Services due to higher tea volumes and prices • Increase in Transportation EBIT due to contribution from Ports and Shipping • Interest income at the holding company
Finance expenses	1,618	1,314	304	23	• Despite a reduction in debt, the increase in the average weighted prime lending rate had an impact due to higher proportion of borrowings on a floating rate
Profit before tax	6,579	4,795	1,784	37	• Growth in Transportation, Financial Services, Plantation Services and holding company • Offset by reduction in PBT of Leisure and CF&R • PBT of Property and IT remain flat during the year
Tax expense	1,055	852	203	24	• Increase in taxable profits due to holding company performance • End of tax holiday at LMS with effect from 1st December 2007 • SAGT, AHPL and Maldivian hotels helped in alleviating the overall effective tax rate
Profit for the period	5,524	3,943	1,581	40	• Growth of 40 per cent led by Transportation, Plantation Services, Financial Services and the holding company

OVERVIEW

2007/08 was a challenging year characterised by high inflation, rising fuel and food prices, both locally and globally, the escalation of military operations in the North and the East and a sharp increase in incidence of ethnic conflict related violence outside the formal hostilities theatre of the North and the East. Resultantly, the economy has slowed from the highest ever recorded 7.7 per cent growth in 2006 to 6.8 per cent growth in the calendar year 2007. Growth in all three sectors, namely, services, industry and agriculture declined, with services, the largest component of the economy, growing by 7.1 per cent compared with 7.7 per cent last year. This growth was led by the posts and telecommunications, cargo handling, transport and financial services segments. This was mirrored by the group's businesses as the Transportation and Financial Services industry groups performed well during the year on the back of increased volumes. However, the impact of the ongoing hostilities and unfavourable travel advisories from the main tourism generating countries adversely affected the performance of the Leisure industry group with the total number of tourist arrivals dropping by 12 per cent to 494,008 from the 559,603 witnessed in the previous year.

The New Colombo Consumers' Price Index (CCPI-N) continued to rise, with the annual average inflation at 17.7 per cent as at 31st March 2008. The point-to-point inflation as at end April was recorded at 25 per cent. The soaring inflation was due to a combination of factors, including increases in international oil prices and food related commodities, such as sugar, wheat, milk powder and rice and also partly due to the government's borrowing from the banking system in the middle of the year. Monetary policy was kept under tight control throughout the year and interest rates in all markets increased in line with the monetary policy. Call money market rates, however, fluctuated widely, ranging from a low of 12.36 per cent to a high of 42.25 per cent during the financial year. The average weighted prime lending rate (AWPLR), which is the base for a majority of the group's borrowings, decreased to 18.61 per cent as at 31st March 2008 from 20.01 per cent at the beginning of the financial year. However, the mean AWPLR during 2007/08 increased to 17.57 per cent from an average 13.75 per cent during the previous year. This had an impact on the finance expense of the group, in spite of a reduction in the overall debt.

The above factors had a varied impact on the group's performance. On the one hand, high inflation affected the purchasing power of consumers due to increased prices of essential commodities, which in turn affected volumes and profitability of the Consumer Foods & Retail industry group, in particular, the beverage segment. The high inflation environment also affected the rate of new investments because of steeper hurdle rates. On the other hand, the group thrived on the volatility of interest rates and a stronger Sri Lankan Rupee (LKR) by proactively managing its exposures and opportunities. Further, the group's remuneration model which is founded on a fixed element and a variable component tied to performance/profitability helped to buffer the negatives of high inflation.

Contrary to expectations, the LKR appreciated against the US dollar by 1 per cent from the Rs. 109.32 to close at Rs. 107.78 as at 31st March 2008. During the first half of the financial year, the LKR depreciated against the US dollar in line with expectations, reaching Rs. 113.50 in September 2007, with forward premiums on US dollar forward contracts having implied interest rates of 20 per cent. The Government of Sri Lanka's maiden sovereign bond for USD 500 million at a fixed interest rate of 8.25 per cent was successfully concluded in November 2007. The impact of receipt of bond proceeds, coupled with policy changes regarding the limits on bond investments for foreign investors had a favourable impact on the LKR, with the LKR steadily appreciating against the US dollar, reaching a peak of Rs. 107.50 in March 2008. The appreciation of the LKR posed a challenge to all exporters having rupee cost structures. This was no different for the JKH group, which has a majority of its revenue streams denominated in US dollars, such as receipts from SAGT and LMS, apartment sales, hotels (particularly in the Maldives), destination management business and the software development business. The group was able to successfully mitigate adverse impacts through appreciation of the LKR by entering into a series of forward contracts based on its cash flow projections. Similarly, the import related businesses benefited from the appreciation of the rupee by managing its exposures in accordance with perceived trends.

The year under review was also extremely volatile from a global standpoint. The sub prime crisis in the US directly impacted economic growth in the US, foreign exchange markets and interest rates, resulting in unprecedented volatility. With the aim of boosting growth, the US Federal Reserve (Fed) began an aggressive monetary easing policy cycle, which resulted in the LIBOR borrowing rates reducing from its high of 5.70 per cent in September 2007 to 2.70 per cent by 31st March 2008. This had a positive impact on the cost of the group's US dollar borrowings in the Maldives, which are primarily on floating rates. The sub prime crisis and consequent write downs by large, reputed international banks resulted in a shortage of liquidity in the market. Considering the environment, JKH concluded a standby loan facility of USD 75 million with the International Finance Corporation (IFC) in February 2008 to fund its expansion plans in Sri Lanka and the region. The loan is repayable over 9 years from the date of drawdown, with interest payable at LIBOR plus 275 basis points, which is attractive in the current Sri Lankan market environment. In order to lock-in the credit spread, JKH drew down on the total loan on the 4th of April 2008. These funds are now held in foreign currency and would be available to fund the group's overseas investments. The currency exposures arising due to the drawdown are being proactively managed.

REVIEW 2007/08

Revenue

Group revenue, excluding associate company turnover, registered an increase of 27 per cent from Rs. 32.85 billion to Rs. 41.81 billion in 2007/08, while group revenue, including share of associate company turnover, increased by 29 per cent from Rs. 39.00 billion to Rs. 50.28 billion. The increase is primarily attributable to revenue growth from Transportation, Leisure and Consumer Foods & Retail, all industry groups with high turnover bases. Property also recorded impressive turnover growth, albeit off a lower base. Financial Services and Information Technology revenues declined during the year. Revenues of the Plantation Services sector also contributed to the increase in group revenue.

Revenue 2007/08



4%
5%
33%
10%
23%
19%
5%
Transportation
Leisure
Property
CF & R
Financial Services
IT
Others

Revenue 2006/07



6%
5%
32%
9%
25%
19%
4%
Transportation
Leisure
Property
CF & R
Financial Services
IT
Others

Transportation

- Revenue, including share of associate company turnover, recorded strong growth of 34 per cent from Rs. 12.43 billion to Rs. 16.71 billion during the year.
- Growth led by South Asia Gateway Terminal (SAGT) and the bunkering subsidiary, Lanka Marine Services (LMS) on the back of increased volumes.
- Growing volumes also helped DHL Keells (DHL) increase turnover by 21 per cent over the previous year.
- The Airlines segment revenues remained flat as compared to the previous year, mainly due to capacity constraints on movement of cargo from Colombo.

Leisure

- Revenue grew by a healthy 29 per cent from Rs. 7.59 billion to Rs. 9.79 billion during the year.
- Maldivian resort hotels registered a 49 per cent revenue growth, supported by the commencement of operations during the year of the first Cinnamon resort in the Maldives, "Cinnamon Island Alidhoo".
- In spite of being partially closed for refurbishment, Dhonveli and Ellaidhoo also recorded impressive growth in revenue during the period under review.
- Despite low tourist arrivals into the country, the Sri Lankan resorts also recorded an 18 per cent revenue growth, mainly as a result of the domestic segment. All Sri Lankan resorts recorded revenue growth, with the exception of Yala Village, which was affected by sporadic incidents of violence in the area resulting in the closure of the hotel for a period of 4 months.
- City Hotels registered a modest 13 per cent increase in revenue boosted by a minimum rate imposition which was effective from 1st January 2008. This has led to an increase in average room revenues.
- The Destination Management business also recorded a 25 per cent revenue increase, primarily on account of the strong performance of its Indian subsidiary, Serene Holidays, which opened 2 new branches in India during the year to meet growing market demand.

Property

- Revenue increased by 79 per cent from Rs. 1.46 billion to Rs. 2.62 billion during the year.
- Revenue recognition cycle of "The Monarch" was the primary reason for the increase.
- Construction of "The Monarch" project was completed during the year with a majority of the revenue relating to the project being recognised in the current year.
- Recognition of revenue of "The Emperor" project, the construction of which is in progress, also contributed to the increase in revenue.
- Real estate sector revenues grew on the back of improved utilisation of the group's commercial office space. Revenue from "Crescat Boulevard" increased marginally on account of improved occupancy.

Consumer Foods & Retail

- Revenue increased by 16 per cent from Rs. 9.79 billion to Rs. 11.38 billion during the year.
- Led by impressive growth of 31 per cent in the Retail business, owing to the 11 new supermarket outlets which opened during the year, coupled with growth in same store revenues.
- The turnover of the Consumer Foods business grew by a modest 15 per cent compared with the previous year's turnover.

Financial Services

- Revenue, including share of associate company turnover, increased by 39 per cent from Rs. 3.46 billion to Rs. 4.80 billion during the year.
- Both associates in this industry group, Nations Trust Bank (NTB) as well as Union Assurance (UA), performed well in the present macroeconomic

conditions, registering 58 and 23 per cent revenue growth respectively.

- This increase was marginally offset by the revenue decline in the stock broking business, due to the decrease in activity on the Colombo Stock Exchange (CSE).

Information Technology

- Revenue, including share of associate company turnover, decreased by 8 per cent from Rs. 2.45 billion to Rs. 2.24 billion during the year.
- The decline is attributable to the Systems Integration segment, where many corporate customers postponed their planned capital expenditure.
- The decrease was offset to an extent by the 15 per cent revenue growth in the Software business. The Resource Augmentation Service (RAS) business contributed to growth in turnover with increased contribution from the Middle Eastern markets.
- The Office Automation business also maintained its steady performance with a modest 7 per cent increase in turnover.

Others (including Plantation Services)

- Plantation Services revenue increased 51 per cent from Rs. 1.80 billion to Rs. 2.72 billion during the year.
- Growth in revenue due to the excellent year recorded by the tea industry, both in terms of record volumes and high international prices.
- Total revenue from Others increased by 51 per cent as a result of Plantation Services.

Earnings before interest and tax (EBIT)

Group EBIT increased by 34 per cent to Rs. 8.20 billion compared with Rs. 6.11 billion during the previous year. EBIT contributions from Transportation, Leisure, Property and Others at Rs. 3.10 billion, Rs. 1.12 billion, Rs. 902 million and Rs. 1.97 billion respectively, contributed to 87 per cent of the group's total EBIT.

Plantation Services contributed an EBIT of Rs. 466 million during the year. The EBIT contribution from Others, including Plantation Services and the holding company, increased to 24 per cent of total EBIT from 3 per cent the previous year.

Increases in group EBIT were due to growth in associate company profits from Rs. 1.70 billion to Rs. 2.24 billion and an increased contribution from the holding company. Share of associate company contributions from SAGT, NTB, UA, as well as Associated Motorways (AMW) improved. Other operating income more than doubled to Rs. 2.72 billion as compared to Rs. 1.18 billion in the previous year, the main contributor being interest income of Rs. 2.08 billion and exchange gains of Rs. 275 million.

Group EBIT composition 2007/08



24%
38%
1%
5%
7%
11%
14%
Transportation
Leisure
Property
CF & R
Financial Services
IT
Others

Group EBIT composition 2006/07



2%
3%
6%
11%
47%
14%
17%
Transportation
Leisure
Property
CF & R
Financial Services
IT
Others

Transportation

- Increased by Rs. 194 million to Rs. 3.10 billion from Rs. 2.91 billion in the previous year.
- Growth was primarily due to increased EBIT contributions from Ports and Shipping, led by SAGT.
- The increase was offset by the decrease in EBIT in the Logistics and Airlines businesses.
- DHL recorded lower margins on account of a higher depreciation charge on investments in automated operational processes and the quality control centre in its new facility.
- Start up costs relating to the third party logistics operations of John Keells Logistics, and a difficult year for freight forwarding in India and Sri Lanka, also adversely impacted EBIT of the Logistics segment.

Leisure

- Increased by Rs. 35 million to Rs. 1.12 billion from Rs. 1.09 billion in the previous year.
- The EBIT of both the Sri Lankan and Maldivian resorts decreased when compared to the previous year.
- This decrease was more than offset by the increase in EBIT in City Hotels, Destination Management and the Hotel Management sectors.
- EBIT of the Maldivian resorts declined as two of the resorts, Dhonveli and Ellaidhoo, were operational for only a part of the year on account of refurbishments; whilst Cinnamon Island Alidhoo, which commenced operations in July 2007, became fully operational only in October due to teething issues.
- Given the unfavourable travel advisories issued by some major tourism generation countries and the resultant drop in volumes, the Sri Lankan resorts experienced lower margins due to the lower absorption of fixed costs.

- The resorts in Yala and Habarana experienced disruptions in operations during the year owing to the security situation in these areas.
- Destination Management companies performed well mainly on account of the cost savings generated from process efficiencies at Walkers Tours and the sale of its subsidiary, Unawatuna Walk Inn Limited.
- Hotel Management companies also recorded a higher EBIT on account of expansion of its portfolio of providing technical and other services.

Property

- Increased by Rs. 32 million to Rs. 902 million from Rs. 870 million in the previous year.
- Increase was despite a reduction in the EBIT of Keells Realtors, as the previous year's EBIT included the profits from the divestment of Nawam Mawatha property.
- Increase primarily on account of recognition of profits arising from the receipt of the final tranche of "The Monarch" project, and cash received on "The Emperor" project. The remaining profits from "The Monarch" project will be recognised during the first quarter of the financial year 2008/09.
- EBIT growth was also supported by the reduction in maintenance costs through various cost saving initiatives.

Consumer Foods & Retail

- Declined by Rs. 65 million to Rs. 580 million from Rs. 645 million in the previous year.
- JayKay Marketing (JMSL), the owners of the "Keells Super" brand of retail outlets, did extremely well and more than doubled their EBIT during the year supported by the opening of 11 new outlets, which progressively dilute the fixed costs of operations at the centre.
- The Convenience Foods segment also increased its EBIT by 45 per cent, driven by growth in revenue and an increase in margins.
- However, these increases were offset by the decrease in EBIT at Ceylon Cold Stores (CCS). In spite of revenue growth of 15 per cent, the CCS EBIT declined due to longer than expected time required for installing the two new bottling lines and the higher depreciation arising from its capitalisation. The delay also resulted in an increase in operating costs and a loss of sales volumes which resulted in an under-absorption of fixed costs.
- High commodity prices and local cost increases also had an impact on the margins.

Financial Services

- Increased by Rs. 84 million to Rs. 422 million from Rs. 338 million in the previous year.
- Strong performances of associates NTB and UA with increases of Rs. 92 million and Rs. 28 million respectively were the primary reasons for the increase.
- Increase partially offset by the reduction in EBIT of the stock broking business which was affected by reduced activity at the CSE.

Information Technology

- Declined by Rs. 4 million to Rs. 98 million from Rs. 102 million in the previous year.
- Reduction primarily due to losses in the business process outsourcing (BPO) business, albeit within plan, owing to the insufficient dilution of its high fixed cost base.
- This decrease was partially compensated by higher EBIT from the Software Services business, John Keells Computer Services (JKCS) as well as the Office Automation business.
- The joint venture of JKCS with Air-Arabia is beginning to reap rewards, with its flagship reservation solution "AccelAero" in demand with a number of low cost carriers.
- The appreciation of the rupee, the resultant lower input costs and rationalising of the product portfolio, enabled the Office Automation business to improve its EBIT.

Others, including Plantation Services

- Plantation Services EBIT increased by Rs. 228 million to Rs. 466 million from Rs. 238 million in the previous year.
- Increased contributions from Tea Smallholders, John Keells PLC and John Keells Teas Limited on account of higher revenues and margins.
- As a result, total EBIT from Others, including Plantation Services, increased by Rs.1.81 billion in 2007/08, owing both to the strong performance of the Plantation Services sector as well as higher interest income arising from the effective management of funds.

Industry group EBIT margins

EBIT margins of the group increased to 16.3 per cent against 15.7 per cent in the previous year. Increased pressure on the cost structures and the inability to pass on all cost increases

Group EBIT and EBIT margins


Rs. million
EBIT %
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
18
17
16
15
14
13
12
14.6%
15.7%
16.3%
2006
2007
2008
EBIT
EBIT margin

to customers, resulted in EBIT margins of Transportation, Leisure and Consumer Foods & Retail declining when compared with the previous year. This was offset by impressive margins in Plantation Services and at the holding company. Further details on EBIT margins can be found in the ROCE discussion of this report.

Industry group EBIT margins

	2008	2007	2006
Transportation	18.6%	23.4%	22.6%
Leisure	11.5%	14.3%	15.1%
Property	34.5%	59.5%	34.8%
CF & R	5.1%	6.6%	5.1%
Financial Services	8.8%	9.8%	13.7%
IT	4.3%	4.2%	6.8%

Finance expenses

Group finance expenses increased by 23 per cent to Rs. 1.62 billion from Rs. 1.31 billion in the previous year. Although the debt as at 31st March 2008 reduced to Rs. 12.67 billion as compared to Rs. 15.36 billion the previous year, the increase in the mean AWPLR throughout the year to 17.57 per cent from 13.75 per cent during the previous year, resulted in the increase in finance expenses. However, the impact of rising interest rates were partially negated due to Rs. 2 billion of debentures raised by JKH last year being on fixed rates and applicable "caps". Proceeds from the rights issue were partly utilised to retire short term debt. The Leisure and Consumer Foods & Retail industry groups together accounted for Rs. 953 million of finance expenses, being 59 per cent of the total group. The finance expense of the holding company reduced to Rs. 529 million from Rs. 570 million in the previous year.

Finance expense 2007/08


3%
46%
35%
0%
0%
12%
4%
Transportation
Leisure
Property
CF & R
Financial Services
IT
Others

Finance expense 2006/07


1%
43%
46%
0%
0%
8%
2%
Transportation
Leisure
Property
CF & R
Financial Services
IT
Others

Taxation

Group tax expense increased to Rs. 1.05 billion from Rs. 852 million in the previous year, an increase of 24 per cent. Total tax expense comprised primarily of Rs. 949 million as income tax and Rs. 184 million as dividend tax.

Despite the higher contribution to group profits by taxable companies and the impact of LMS ceasing its tax exemption in December 2007, the overall effective group tax rate fell from 17.8 per cent to 16.0 per cent in the current year. This is primarily attributable to the holding company benefiting from set-off of tax losses in the current year, where the company had not recognised a corresponding deferred tax asset in the previous year. Moreover, resulting from changes in fiscal legislation, the group also benefited from the write-back of Economic Service Charge (ESC) of Rs. 33 million, which had been written off previously.

Profit after taxation (PAT)

Group PAT increased to Rs. 5.52 billion, an increase of 40 per cent from Rs. 3.94 billion in the previous year. Main contributors towards PAT were Transportation at Rs. 2.90 billion and Property at Rs. 785 million. Plantation Services contributed Rs. 277 million to PAT, while a contribution of Rs. 519 million came from the holding company.

Minority interest

Minority interest remained almost flat at Rs. 406 million for 2007/08 compared to the previous year. However, the MI share of PAT reduced to 7.3 per cent from 10.4 percent recorded during the previous year. The lower profits of CCS and the Maldivian resorts resulted in much lower minority shares during the year, although this decrease was offset by an increase in the minority share of the plantation subsidiaries.

Profit attributable to equity holders of the parent

The profit attributable to equity holders of the parent increased by 45 per cent to Rs. 5.12 billion during the year. The net profit margin of the group also increased to 12.2 per cent as compared to 10.8 per cent during the previous year.

Net profit ratio and net profit


Rs. million
NP ratio %
6,000
5,000
4,000
3,000
2,000
1,000
0
14
12
10
8
6
4
2
0
8.5%
9.8%
10.4%
10.8%
12.2%
2004
2005
2006
2007
2008
Profit attributable to group
Net profit %

Quarterly performance at a glance

Rs. millions	Q1	Q2	Q3	Q4	Total
	FY 2007/08				
Net turnover	8,468	9,669	11,066	12,602	41,805
PBT	1,093	1,279	1,716	2,491	6,579
Transportation	824	831	729	670	3,054
Leisure	(351)	(66)	88	693	364
Property	95	89	207	450	841
CF&R	86	39	117	145	387
Financial Services	113	141	123	45	422
IT	(26)	21	6	89	90
Other	352	224	446	399	1,421
Profit attributable to shareholders	821	1,028	1,356	1,913	5,118
Total assets	66,214	66,333	67,488	71,794	71,794
Total equity	43,105	44,335	44,999	48,992	48,992
Total debt	15,225	13,509	13,710	12,66	12,667
Closing share price (Rs.)	145.50	129.00	128.00	119.75	119.75

The quarterly performance of the group depicts the improving quarter on quarter performance with the last quarter showing the strongest growth. Leisure recorded an impressive 4th quarter jump in profits owing to the good performance of the group's Maldivian resorts, all of which were fully operational during this quarter. Property also recorded the bulk of its profits in the 4th quarter based on recognition of revenues on the receipt of the final tranche of customer payments on "The Monarch". Transportation showed a slight decline in profits on the back of falling margins.

Return on equity and return on capital employed

The group capital employed increased by 6 per cent to Rs. 61.66 billion as at 31st March 2008 from Rs. 58.20 billion in the previous year. The ROCE for the group improved marginally to 13.7 per cent against the 13.6 per cent recorded in 2006/07, on the back of the 34 per cent increase in EBIT to Rs. 8.20 billion from the Rs. 6.11 in the previous year.

ROE vs ROCE


16.3%
16.0%
13.6%
13.7%
14.0%
3.0%
14.7%
12.7%
11.4%
12.3%
2004
2005
2006
2007
2008
ROE
ROCE

The return on equity (ROE) improved to 12.3 per cent in 2007/08 from 11.4 per cent the previous year, on account of the 45 per cent growth in profits attributable to equity holders of the parent. Growth in ROE was driven primarily by an increase in the return on assets from 7.5 per cent to 8.0 per cent. The common earnings leverage (CEL) which indicates the proportion of PAT that is allocable to shareholders, increased to 0.93 due to increased contribution from associate companies and a reduction in profits from companies with a high MI. The capital structure leverage (CSL) which measures the degree to which shareholders funds are utilised to fund assets, fell to 1.65 due to the increase in average shareholders equity.

	ROE	=	ROA	x	CEL	x	CSL
2007/08	12.3%	=	8.0%	x	0.93	x	1.65
2006/07	11.4%	=	7.5%	x	0.90	x	1.70

Though group EBIT margins increased to 16.3 per cent from 15.7 per cent last year, ROCE improved only marginally due to the decrease in capital employed turnover to 0.84 as compared to 0.87 in the previous year, indicating that revenues did not increase commensurately with the increase in capital employed.

	ROCE	=	EBIT margin	x	Asset turnover	x	Assets/ (Debt+ equity)
2007/08	13.7%	=	16.3%	x	0.73	x	1.15
2006/07	13.6%	=	15.7%	x	0.74	x	1.17

From an industry group standpoint, Property, Financial Services and Others contributed to higher ROCEs while the ROCE of Transportation, Leisure, Consumer Foods & Retail and Information Technology declined, compared to the previous year. The industry groups with the larger share of capital employed, namely, Transportation and Leisure which together account for approximately 60 per cent of the group's capital employed, registered a drop in EBIT margins which impacted the group's ROCE.

Transportation

- ROCE of 28.3 per cent, an 8.5 percentage point drop as compared to 36.8 per cent in the previous year.
- Although the average capital employed increased to Rs. 10.96 billion from Rs. 7.90 billion in the previous year due to the increased investment in SAGT in October 2006, the asset turnover at 1.30 remained in line with last year.
- The reduction in ROCE is primarily attributable to the decrease in EBIT margins from 23.4 per cent last year to 18.6 per cent during the year, primarily as a result of lower margins in the Transportation segment.

	ROCE	=	EBIT margin	x	Asset turnover	x	Assets/ (Debt+ equity)
Transportation	28.3%	=	18.6%	x	1.30	x	1.17
Leisure	4.9%	=	11.5%	x	0.39	x	1.10
Property	19.2%	=	34.5%	x	0.48	x	1.15
CF&R	15.7%	=	5.1%	x	1.97	x	1.56
Financial Services	25.7%	=	8.8%	x	2.50	x	1.17
IT	5.4%	=	4.3%	x	0.98	x	1.26

Leisure

- ROCE of 4.9 per cent, a 1.4 percentage point drop as compared to 6.3 per cent in the previous year.
- The average capital employed increased from Rs. 17.39 billion to Rs. 22.90 billion due to the capitalisation of refurbishments costs of Dhonveli and Ellaidhoo and the acquisition of Tranquility (Pvt) Ltd.
- Turnover increases were in line with the increase in capital employed, resulting in similar asset turnover ratios.
- Decrease in ROCE is solely attributable to a fall in EBIT margins to 11.5 per cent from 14.3 per cent in the previous year.
- EBIT margins were impacted by part closure of the two Maldivian properties for refurbishments, the operating costs of Cinnamon Island Alidhoo and lower margins at the Sri Lankan resorts.
- US dollar denominated contracts entered into previously at lower rates, coupled with increased rupee costs due to the high inflation environment, affected margins in the Sri Lankan resorts.

Sector-wise ROCE comparison



Transportation
28.3%
36.8%
Leisure
4.9%
6.3%
Property Development
19.2%
16.4%
Consumer Foods & Retail
15.7%
23.3%
Financial Services
25.7%
23.1%
Information Technology
5.4%
9.4%
0
5
10
15
20
25
30
35
40
ROCE %
2007
2008

Property

- ROCE of 19.2 per cent, 2.8 percentage points increase compared to 16.4 per cent in the previous year.
- Although EBIT margins dropped significantly from 59.5 per cent to 34.5 per cent, this decrease was more than offset by the increase in asset turnover, which doubled to 0.48 compared to the previous year, due to the revenue recognition cycle.
- EBIT margins were also higher in the previous year due to the profits realised from the sale of the Nawam Mawatha property, the divestment of Crescat Restaurants as well as the gains from the change in fair value of investment property, all non recurring one time gains.

Consumer Foods & Retail

- ROCE of 15.7 per cent, 7.6 percentage point drop compared to 23.3 per cent in the previous year.
- Decrease on account of lower EBIT margins as well as a lower asset turnover ratio.
- EBIT margins dropped to 5.1 per cent during the year compared to 6.6 per cent during the previous year, mainly on account of higher input costs and higher depreciation of the two bottling lines installed.
- Average capital employed increased from Rs. 2.76 billion to Rs. 3.69 billion as at 31st March 2008 due to the capitalisation of the two new bottling lines at CCS.
- However, the asset turnover reduced to 1.97 against the previous year's 2.25 as the revenue generating capacity of the bottling lines were not fully utilised, given that they became fully operational only in October 2007.

Financial Services

- ROCE of 25.7 per cent, an increase of 2.6 percentage points compared to 23.1 per cent in the previous year.
- Increase primarily attributable to the increase in asset turnover, off a low capital base, to 2.50 from 2.17 in the previous year, which more than offset the 1 percentage point EBIT margin drop to 8.8 percent.
- The drop in EBIT margins was due to a fall in the margins of the stock broking business, while margins at NTB and UA remained essentially the same.

Information Technology

- ROCE of 5.4 per cent, 4.0 percentage point drop compared to 9.4 per cent in the previous year.
- EBIT margins improved marginally to 4.3 per cent from 4.2 per cent.
- The reduction in asset turnover to 1.0 from 1.6 the previous year is a result of lower than expected performance of Keells Business Systems and the unabsorbed higher fixed costs at the still developing BPO business.

- The average capital employed increased to Rs. 1.82 billion from Rs. 1.09 billion in the previous year as a result of more investment in the BPO business.

Further details on ROCE are available in the portfolio movements and evaluation section.

Group outlook

The trend of rising inflation and the corresponding increase in interest rates is expected to have an impact on the growth of the Sri Lankan economy. Coupled with a slowdown in the US and the Euro zone, which could affect the exports of the country, growth is forecasted to be lower than the present year. The Sri Lankan economy is projected to grow at 7.0 per cent in 2008 as per the Central Bank of Sri Lanka. Independent forecasts from IMF, ADB and other analysts range between 5.5 to 6.4 per cent. From a policy standpoint, the primary concern would be reduction of inflation. With this in mind, the Central Bank has reduced the reserve money target. However, supply side factors such as high oil prices and sustained high price levels of essential commodities, would limit the impact of curbing demand driven inflation. It is likely that inflation would remain at present levels in the initial portion of the financial year, although a fall in inflation could be anticipated towards the end of the year, aided by base effects. Whilst the decision to allow foreign investors to invest up to 10 per cent of treasury bills issued has resulted in lowering of yields, many forecasts are that interest rates would remain at present levels till such time inflation is on a definitive downward trend.

In such an environment, the group is conscious of the importance of driving efficiencies, managing volatility and being proactive. The anticipated high inflationary environment, coupled with increases in electricity tariffs are expected to put further pressure on the cost structures, particularly in industry groups such as Leisure and CF&R. Whilst initiatives have been in place, renewed focus will be paid to lowering energy costs across the board. As discussed in the Sustainability Report, the group has commissioned internationally recognised consultants to assist the group in measuring its sustainable practices, which would include aspects such as energy efficiencies, water preservation, paper recycling and future measurement of the group's carbon footprint.

Continuous and unprecedented rises in global commodity prices such as oil and sugar have posed challenges in maintaining margins in some of the group's key businesses. The group will monitor price movements closely and enter into hedging instruments, where deemed necessary. Whilst managing costs is important, building scale in operations is also crucial, particularly for the "Keells Super" chain of supermarkets. The operations of the central warehouse are being consolidated and this would enable the chain to be more aggressive in its rollout of outlets, resulting in synergies and economies of scale, which could have a positive impact on margins. In spite of rising raw material prices, construction costs of "The Emperor" are not expected to increase significantly since the group has entered into a fixed price US dollar contract with the contractor.

Although interest rate and inflation differentials would indicate depreciation of the LKR against the US dollar, inflows from foreign investors seeking to take advantage of carry trade opportunities would support the LKR, resulting in expectations for the LKR to remain at present levels and then depreciate gradually in the latter part of the financial year. Since the group's revenue streams from Maldivian hotels, final payment of "The Monarch" and advances of "The Emperor" and inflows from LMS are primarily in US dollars, the group will continuously evaluate hedging mechanisms to optimise the effects from its US dollar receipts.

The high LKR interest rate environment is expected to have an impact on the finance expenses of the group, particularly in Leisure and CF&R which have a higher level of borrowings on floating rates. The easing of the interest rate policy by the US Fed and the corresponding reduction in LIBOR rates, should compensate for any adverse impacts in Leisure which has a significant portion of its borrowings in US dollars. However, the group is conscious of the possibility of an increase in LIBOR and will continuously evaluate the attractiveness of entering into interest rate swaps to fix interest rates.

Outlook for industry groups

The services sector of the economy has consistently grown over the last few years, with the performance of the Colombo Port expected to continue its growth momentum. This would positively impact the Transportation industry group, with SAGT and LMS benefiting. During the ensuing year, the group would accelerate its thrust to expand its logistics operations in India.

Continuation of the conflict at heightened levels as seen during the year would have an impact on the performance of Leisure in the Sri Lankan market. The group invested a total of USD 10.4 million in refurbishing and expanding the facilities at Ellaidhoo and Dhonveli. With all four resorts in the Maldives now fully operational, the group would be able to mitigate adverse impacts, if any, in the Sri Lankan market. In order to strengthen its position in the Maldives, the group is investing further in the construction of beach and shore protection measures at Alidhoo and Dhonveli. With a view to further diversifying its risk in Sri Lanka and Maldives, the Leisure industry group is aggressively pursuing hotel investments in the Indo-China region. Meanwhile, Serene Holidays, the group's destination management business in India, is expected to expand, with the opening of new branches on the cards.

Although the current environment is not conducive for investment in property development, the group will retain its land bank and look to enter the market when factors are more favourable. During the ensuing year, Property will look to capitalise on the competencies built through construction of "The Monarch" to embark on property development projects in the South Asian and South East Asian region, in partnership with reputed international developers. The group recently entered into a MOU with AMW and Finlays Colombo to jointly develop a contiguous 6.6 acre block of land with access from Union Place and Vauxhall Street. The project is expected to commence in 2010, subject to market conditions.

With expectations for inflation to remain high, and the resultant impact on disposable incomes of consumers, the CF&R industry group could potentially face a slowdown in market growth. Lower disposable incomes have also limited the quantum of cost escalations that could be passed on to the consumer. The new bottling line at CCS is expected to improve efficiency as well as give flexibility in marketing by catering to consumer needs through different product offerings. Certain strategic initiatives are in place to ensure rationalisation of the portfolio, a new distribution model, automation of processes to increase production efficiencies and to optimise the use of its management information system. In order to drive volumes in Convenience Foods, the group has invested in setting up a manufacturing plant in India to cater to its growing middle class. Once infrastructure and capacity are built, particularly relating to the cold chain, the group plans to ramp up production and cater to a wider geographical segment of the market.

The group's investment in Quattro F&A is a first step in its expansion into the high value F&A vertical in the BPC space, exploiting the potential of Sri Lanka. With the slowdown in the US and companies seeking to rationalise costs, the BPO industry is expected to continue its growth.

The group will seek to expand the operations of the newly acquired US-based F&A entity, Financial Process Outsourcing LLC, by adding seats in Sri Lanka and India. Moreover, Auxicogent, the group's BPO arm is expected to increase its capacity in Sri Lanka and India as it focusses aggressively on new customer acquisition. The Software Services sector will focus on creating and owning Intellectual Property rights that will enable it to increase its penetration in to the UK and Middle Eastern markets.

The present high levels of interest rates have posed challenges, whilst also creating opportunities, for the financial services industry. NTB and UA are expected to continue the growth momentum seen in the current year. Both entities are looking at launching new products to enhance the present levels of solutions offered to its client base. The partnership entered into with the leading Bangladeshi stock broking firm to participate in investment banking transactions and management of initial public offerings by Bangladeshi corporates, is expected to have a positive impact on the profits of the stock broking arm of the group.

The volatile environment in Sri Lanka, and globally, will make the year ahead a challenging one. However, as outlined above, the group is well positioned to overcome these challenges through the initiatives discussed above. At a time when the market is short of liquidity, the group has adequate cash resources in LKR and US dollars to funds its project pipeline. The JKH group has delivered consistent performance in the past. Through the numerous initiatives outlined above and discussed in the Chairman's message, the group intends continuing its growth momentum towards meeting its goal of providing shareholders with a 20 per cent ROE.

Group financial position and liquidity

Highlights

- Total assets increased by 9 per cent to Rs. 71.79 billion
- Cash and short term investments of Rs. 12.65 billion
- Total shareholders' funds increased by 13 per cent to Rs. 44.22 billion
- Total debt reduced by 18 per cent to Rs. 12.67 billion
- Debt to equity reduced to 25.9 per cent
- Long term debt to total debt increased to 61.8 per cent
- Net cash flow from operations of Rs. 6.91 billion

Summary of key balance sheet items

Rs. million	2007/08	2006/07	Change	%	Explanatory highlights
Non current assets					
Property, plant and equipment (including leasehold properties)	33,811	25,165	8,646	34	• Acquisition of TPL, holding company of Alidhoo, added Rs. 3.31 billion as PPE • Rs. 2.79 billion investment in PPE, primarily in Leisure and CF&R • Revaluation of group properties by Rs. 3.96 billion
Investments in associates	9,887	8,515	1,372	16	• Investment of Rs. 545 million in the BPO business • Investment of Rs. 313 million in the NTB rights issue
Other non current assets	1,806	1,435	371	26	• Addition of "The Monarch" work in progress partially offset by transfer of similar amount to cost of sales and inventory
Current assets					
Inventories	3,985	3,400	585	17	• Transfer of "The Monarch" work in progress to inventory
Trade and other receivables	6,753	6,592	161	2	• Primarily due to increases in receivables of stock broking, JMSL and LMS, although partially offset by reduction in Cinnamon Grand and JKMR
Short term investments and cash in hand	12,647	17,765	(5,118)	(29)	• Retirement of selected debt • Investment in BPO business and rights issue at NTB • Enhanced dividend payment
Shareholders' funds	44,218	39,235	4,983	13	• Profit attributable to company of Rs. 5.12 billion, surplus on revaluation of land of Rs. 2.90 billion, less Rs. 3.18 billion as dividends paid
Non current liabilities					
Interest bearing borrowings	7,809	6,451	1,358	21	• Increased due to long term borrowings in the Maldives to fund the construction of "Cinnamon Island Alidhoo"
Current liabilities					
Trade and other payables	7,869	5,795	2,074	36	• Increase in trade payables of LMS, stock broking and JMSL
Short term borrowings	375	2,688	(2,313)	(86)	• Repayment of short term loan raised to fund SAGT investment by the holding company • Settlement of short term bridging finance to fund refurbishment of properties in the Maldives
Current portion of interest bearing borrowings	1,060	1,374	(314)	(33)	• Repayment of Rs. 500 million fixed rate note borrowing at the holding company and borrowings by Leisure
Bank overdraft	3,402	4,819	(1,417)	(29)	• Repayment of overdraft facilities of the holding company of Rs. 2 billion

Balance sheet structure

Total assets grew from Rs. 65.95 billion to Rs. 71.79 billion as at 31st March 2008, a growth of 9 per cent. The composition of assets changed with cash and short term investments reducing to Rs. 12.65 billion from Rs. 17.77 billion the previous year. This reduction was offset by an increase in property, plant and equipment (PPE), inclusive of leasehold property, to Rs. 33.81 billion from Rs. 25.17 billion in the previous year. Total liabilities comprised of Rs. 48.99 billion as total equity, Rs. 9.74 billion as non current liabilities and Rs. 13.06 billion as current liabilities.



Balance sheet structure
All figures in Rs. million
4,131
7,347
7,935
20,112
17,765
9,994
13,022
25,165
12,647
10,793
14,544
33,811
13,059
9,744
4,774
44,218
14,882
8,129
3,700
39,235
9,523
3,634
22,801
39,525
65,946
71,794
71,794
65,946
39,525
Cash and short term investments
Inventory and receivables
Other non current assets
Property, plant & equipment
Current liabilities
Non current liabilities
Minority interest
Shareholders' funds

Non current assets

Total non current assets increased by 27 per cent to Rs. 48.35 billion from Rs. 38.19 billion in the previous year, on account of increases in PPE of Rs 8.77 billion and investment in associates of Rs 1.37 billion. Non current assets comprised primarily of PPE of Rs. 29.17 billion, investments in associates of Rs. 9.89 billion and leasehold property of Rs. 4.64 billion.

Leisure accounted for a majority of the PPE within the group, with Rs. 18.81 billion of PPE. The increase in PPE was also primarily attributable to Leisure on account of the addition of Rs. 3.31 billion of PPE on account of the acquisition of TPL, the holding company of Alidhoo, as well as capitalisation of refurbishment costs of Dhonveli and Ellaidhoo. The addition of the new bottling lines at CCS also had an impact on the increase in PPE by Rs. 456 million. The group also revalued its real estate portfolio during the year. The net addition to PPE as a result of the revaluation was Rs. 3.96 billion. The bulk of the increase came from AHPL and CCS.

Investments in associates increased on account of the group's investment of Rs. 545 million in Auxicogent International, the BPO operating arm of the group, and Rs. 313 million in the NTB rights issue.

Working capital

Net working capital decreased to Rs. 10.38 billion from Rs. 12.88 billion the previous year due to a proportionately larger reduction in current assets compared with current liabilities. The divestment of Keells Business Systems and Unawatuna Walk Inn (UWL), which no longer are treated as subsidiaries of the group, had an impact of Rs. 191 million and Rs. 163 million on current assets and current liabilities respectively due to elimination of inventory, debtors and creditors of the company. Short term investments and cash reduced by Rs. 5.12 billion on account of the holding company infusing Rs. 2.90 billion as capital to Keells Hotels, which was in turn used to repay debt, and repayment of debt at the holding company level. Current liabilities decreased by Rs. 1.82 billion due to repayment of short term borrowings and reductions in overdrafts, although partially offset by an increase in trade and other payables of Rs. 2.07 billion. JKH utilised part of the proceeds from the rights issue to repay short term borrowings that were taken to fund the investment in SAGT last year.



Liquidity management
Rs. million
30,000
25,000
20,000
15,000
10,000
5,000
0
2004
2005
2006
2007
2008
Cash and short-term investments
Current liabilities
Current assets

Activity and liquidity ratios

Activity

Although turnover including associate companies grew by 29 per cent during the year, the average asset base of the group also increased by 31 per cent. As a result, the asset turnover of the group at 0.73, remained in line with that of last year. The PPE turnover remained at 1.7 in 2007/08.

Liquidity

Both liquidity ratios declined marginally in the year under review from its high base in the previous year. The current ratio decreased to 1.8 from 1.9, while the quick ratio decreased to 1.5 from 1.6 the previous year.

Cash flow

Cash generated from operations prior to working capital changes increased to Rs. 5.38 billion in 2007/08 compared with Rs. 4.83 billion the previous year. Cash generated from operations increased compared to the previous year, due to positive working capital changes when compared with last year. As a result, net cash generated from operating activities increased to Rs. 6.91 billion against Rs. 2.52 billion the previous year. Growth in cash from operating activities also emanated from the increase in interest received from Rs. 494 million to Rs. 2.08 billion, as well as growth in dividend income.

Net cash used in investment activities was Rs. 4.37 billion during 2007/08, as against Rs. 10.09 billion the previous year. The group invested a total of Rs. 1.16 billion in BPO related investments in Auxi BPO Solutions India, currently treated as an associate, and Quatrro F&A.

During the year, the group repaid higher cost short term borrowings using funds generated through the rights issue. In summary, the group repaid Rs. 3.17 billion, net of proceeds received from new borrowings. The declaration and payment of a special dividend, coupled with regular dividends increased the total dividend outlay of the group, including dividends to minority shareholders, to Rs. 3.38 billion in 2007/08, compared with Rs. 1.70 billion in the previous year. As a result, the net cash used in financing activities increased to Rs. 6.25 billion compared with net receipts of Rs. 18.42 billion the previous year. The net decrease in cash and cash equivalents was Rs. 3.71 billion, with cash and cash equivalents as at 31st March amounting to Rs. 9.24 billion.

Interest cover

The increase of EBIT by 34 per cent to Rs. 8.20 billion in 2007/08 had a positive impact on the interest cover of the group which increased to 5.1 from 4.6 in the previous year. The cash interest cover of the group decreased marginally to 3.3 from 3.7 in the previous year due the high growth in finance expense. The cash interest and tax cover of the group was 2.0 compared with 2.2 in the previous year. In spite of a drop in the cash cover ratios, these are considered healthy levels.

Interest coverage



Rs. million
No. of times
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
10
6.1
8.8
9.2
4.6
5.1
2004
2005
2006
2007
2008
EBIT
Finance Expenses
Interest Cover

Leverage and capital structure

Capital structure

Total assets of the group increased to Rs. 71.79 billion as at 31st March 2008, compared with Rs. 65.95 billion in the previous year. Assets were funded by shareholders funds (62 per cent), minority interest (7 per cent), long term creditors (13 per cent) and short term creditors (18 per cent).

Long term funding of assets was Rs. 58.74 billion, which amounted to 82 per cent of total assets, funded in the proportion of 75 per cent, 8 per cent and 17 per cent by shareholders funds, minority interest and long term creditors, compared with 77 per cent, 7 per cent and 16 per cent respectively in the previous year.

Debt

Total debt of the group declined by Rs. 2.70 billion to Rs. 12.67 billion as a result of repayment of debt using funds generated through the rights issue last year. The reduction of debt was timely, given the significant increase in interest rates during the course of the year. The net debt position of the group was Rs. 20 million, compared to a net cash position of Rs. 2.40 billion in the previous year. Utilisation of cash available to repay higher cost short term debt resulted in the debt to equity ratio of the group declining to 25.9 per cent from 35.8 per cent the prior year. Whilst the group has a target of increasing its debt to equity ratio, increasing leverage at current market interest rates is not justifiable. The composition of debt in the group changed during the year under review, with a higher portion of long term debt in the portfolio. As a result, the long term debt to total debt increased to 61.8 per cent from 42.2 per cent in the previous year.

Of the total debt of Rs. 12.67 billion within the group, Leisure accounted for the majority of debt with Rs. 7.05 billion of debt, with a large portion relating to borrowings to finance its expansion in the Maldives. The balance debt in Leisure was primarily due to term borrowings outstanding relating to refurbishment of the Cinnamon Grand. The holding company also accounted for Rs. 3.46 billion of debt, which consists primarily of Rs. 2 billion of long term debentures raised last year at attractive market rates.

Statement of changes in equity

Total shareholders funds increased by Rs. 4.98 billion to Rs. 44.22 billion on account of an increase in profit for the period of Rs. 5.12 billion, Rs. 2.90 billion as surplus on revaluation of land held by the group, offset by payment of dividends amounting to Rs. 3.18 billion, which includes the special dividend made during the financial year.

Portfolio movements and evaluation

Active portfolio management and evaluation by JKH has resulted in the group housing a portfolio of businesses that lead in strategic growth sectors of the economy. The company will continue to build its portfolio of investments by effective regional investments/expansion and enhancing its investments in core industry groups.

The JKH portfolio evaluation and review process is grounded on four filters -

- "Financial Filter"- that has the JKH hurdle rate as its cornerstone
- "Growth Filter" - which evaluates a business in terms of its industry attractiveness
- "Strategic Fit" - that critiques the long term competitive advantage of a business/industry by evaluating the strength of competitive forces, specific industry/business risks, ability to control value drivers and the competencies and critical success factors already inherent in the group company
- "Complexity Filter" - which considers factors such as senior management time and the risk to brand, image and reputation

JKH's hurdle rate (or required rate of return) is a function of the weighted average cost of capital (WACC), derived from the group's cost of equity, cost of debt, target leverage, tax rates and the value creation premium required over and above the WACC. Strategic business units are risk assessed under headings such as customer concentration, suppliers/JV partner dependence, risk of international entrant, labour dependence, cyclicality, dependence on Sri Lankan economy, regulatory dependence and impact of the North-East conflict etc.

Given below is a graphical representation of an output of the JKH portfolio review and evaluation process. As indicated by the graph, Hotel Management, Transportation, Destination Management, Financial Services and Property performed well above the "Financial Filter" hurdle rate expectation. The Transportation industry group continues to generate the highest return on capital employed (ROCE) of the portfolio, apart from the low capital-intensive Hotel Management business. Financial Services sector continued its strong performance during the year under review led by the associates NTB and UA. Property industry group generated relatively higher returns than the previous year due to recognition of most of the income from "The Monarch" during the year. Destination Management sector saw a major turnaround with strong performance of Walkers Tours during 2007/08. Gains on exchange translations due to the exercise of prudent hedging, process efficiencies which resulted in significant cost savings and the gain on the disposal of land were the key factors which contributed to this growth. The Consumer Foods industry group experienced a relatively low ROCE, largely as a result of lower margins due to cost pressures and a higher capital employed attributable to investment in 2 modern bottling lines by CCS. The Retail sector, though continuing to be below the hurdle rate, is expanding aggressively and the returns will improve with the sector gaining scale through increased number of outlets. The Leisure industry group continues to perform well below the hurdle rate due to the ongoing ethnic conflict in Sri Lanka having an adverse impact on tourism. The Maldivian resorts, which have been the strongest performer for the group's Leisure portfolio, experienced relatively low returns during 2007/08. This was due to the addition of Alidhoo, the group's first Cinnamon property in the Maldives and extensive refurbishments at Ellaidhoo and Dhonveli, which enhanced the capital employed of the portfolio, further impacted by drop in revenues and profits due to closure of Ellaidhoo and Dhonveli for refurbishment during part of the year.

Portfolio analysis ROCE vs capital employed 2007/08



ROCE (%)
Hotel Management (120.7%)
120
40
35
30
25
20
15
10
5
0
(5)
(10)
Destination Management
Transportation
Financial Services
Property
Consumer Foods
Hurdle Rate 18%
Retail
Maldivian Resorts
IT
City Hotels
Sri Lankan Resorts
5
10
15
20
25
30
35
40
45
Rs. billion Capital employed


Portfolio movements
Capital employed R. billion
70
60
50
40
30
20
10
2004
2005
2006
2007
2008
Transportation
Leisure
Property
F & B
Financial Services
IT
Centre & Other

	2005	2006	2007	2008
Investments	75.4% of Mercantile Leasing for Rs. 0.5 billion	Alidhoo island in the Maldives for USD 3 million	Construction of resort on Alidhoo island for USD 22.5 million	Rs. 313 million subscribed to the NTB rights issue to maintain stake at 29.9 per cent
	Increased effective stake in Trans Asia to 85% for Rs. 1.6 billion	80% of Yala Village hotel for Rs. 0.2 billion	15 year sub lease on Dhonveli island in the Maldives for USD 21 million	Rs. 2.9 billion in Keells Hotels PLC and increased stake to 92.69 per cent
		Joint venture with Raman Roy Associates to develop BPO business in the region - USD 15 million	20% stake in Associated Motorways for Rs. 0.7 billion	Investment of USD 6.0 million in the completion of the Alidhoo resort
			14 year sub lease on Ellaidhoo island in the Maldives for USD 12.5 million	
			Additional 7.5% stake in South Asia Gateway Terminals for Rs. 3.6 billion	
Mergers & restructuring	Creation of umbrella holding company for resort hotels	Merger of Mercantile Leasing into Nations Trust Bank	Sports and Recreation Bentota merged into parent CHR	
			Four Destination Management sector companies merged into Walkers Tours	
Divestments		Keells Plantation Management Services (Namunukula plantation) for Rs. 0.2 billion	Keells Restaurants and Crescat Restaurants for Rs. 0.2 billion	Unawatuna Walk Inn for a consideration of Rs. 81 million
			Property owned by Keells Realtors for Rs. 0.5 billion	74 per cent stake in Keells Business Systems Ltd for Rs. 70.7 million
Capital raisings			Debenture issue of Rs. 2 billion Rights issue of Rs. 12.9 billion	

Acquisitions, new business and divestments

Acquisition in the BPO space

On 9th April 2008, JKH acquired a 44 per cent equity stake in Quatrro Finance & Accounting Solutions Private Limited (Quatrro F&A) for a value of USD 5.72 million. Quatrro F&A is the India based Financial and Accounting (F&A) business of the Quatrro group, headed by Raman Roy. Quatrro F&A recently acquired the Chicago based Financial Process Outsourcing LLC (FPO) in a structured financing transaction using a combination of instruments including debt and equity. FPO is a niche player in the F&A outsourcing vertical, focusing on small and medium enterprises. FPO currently has facilities in the USA and Mumbai with approximately 500 staff.

The F&A outsourcing vertical has grown rapidly over the last few years as the cost advantages from labour arbitrage are compelling. The investment in Quatrro F&A is a step forward in JKH's plans of building a regional BPO business. JKH currently has BPO facilities located in Gurgaon and Colombo with approximately 550 staff. With the investment in Quatrro F&A, we believe that our presence in the BPO business will be significantly enhanced.

Investment in the Indian processed meats industry

In April 2008, Keells Food Products PLC (KFP) incorporated a 100 per cent subsidiary in India, John Keells Foods India Pvt Ltd (JKFIL), to manufacture and market processed meats in India. The planned initial investment totaling USD 2 million over a period of about a year would involve establishing manufacturing operations as well as a marketing and distribution network in key metros. Initial distribution will also be supported by exports of selected products of our range from Sri Lanka. We target to have our products present in the top 20 metros in India comprising of both tier 1 and tier 2 cities by the end of 2009/10. There is significant potential for the processed meats industry in India, which is in a very early stage of development in comparison to the rapid growth in modern retail formats, presenting an opportunity for the group to leverage its expertise.

Sale of Unawatuna Walk Inn

In April 2007, JKH and its subsidiaries sold Unawatuna Walk Inn, of which the group had an effective stake of 87.29 per cent for Rs. 81.0 million. The group made a book profit of Rs. 43.55 million from the sale. Unawatuna Walk Inn, the owning company of a 20.5 acres of freehold land on Unawatuna beach, which, did not fit with the group's leisure portfolio development plans.

Sale of a majority stake in Keells Business Systems

During March 2008, JKH sold a 74 per cent stake in Keells Business Systems Limited (KBSL), its systems integration and solutions provider in the IT industry group for Rs. 70.7 million to Co Serv (Pvt) Limited (CSL), which has diversification plans in the South Asian region. The group made a book profit of Rs. 11.6 million from the sale. The sale is a result of the group's portfolio evaluation process whereby we look to dispose of businesses that take up a disproportionate amount of management time.

Lease on Velidhu Island in the Maldives expires

On 25th March 2008 the lease held by the group on the Velidhu resort island, in the Ari Atoll, Maldives, expired. The lease was held by Travel Club Maldives (Pvt) Limited (TCM), a 100 per cent subsidiary of John Keells Maldivian resorts. The 120-room resort, operated since 1995/96, was the group's first investment in the Maldives. The group at present has 440 rooms in the Maldives. During the financial year 2006/07, TCM acquired a 14-year lease on the 94-room Ellaidhoo island resort, which is also located in the Ari Atoll, Maldives, in anticipation of the expiry of the Velidhu lease. The Ellaidhoo island resort was closed for a full refurbishment since May 2007 and was re-opened in January 2008, as Chaaya Reef Ellaidhoo, with 112 rooms including 24 water bungalows. We expect the new resort to fully compensate for the loss of earnings from Velidhu by its second year of operations. Earnings from the Maldivian resort cluster is expected to achieve healthy growth in the year 2008/09 given the first full year of earnings of our three new resorts, Chaaya Reef Ellaidhoo, Chaaya Island Dhonveli (also acquired during 2006/07) and the group's first premium luxury resort, Cinnamon Island Alidhoo.

Risk management

Active risk management - a core competence to exploit opportunities

At the John Keells Group, risk management is an integral part of its value-driven corporate governance. Through a proactive risk management programme, both at group level and within all constituent businesses, the assets, financial position and earnings situation of the group are secured enabling the business units and GEC to recognise and analyse adverse trends early for prompt corrective action. The group recognises the complexity and the diversity of risks that surround its operational activities and endeavours, through the risk management program, to maximise opportunities and minimise exposures to risk while being cognisant of the risk/reward relationship and the ranges of its risk appetite.

The key operational and financial risks for the group and its businesses include areas such as socio-economic, competition, internal processes, procurement, product, currency and interest rate fluctuations, information technology, human resources etc. Appropriate mitigating actions have been identified and have been put into place at the various levels of the group.

The group rates its risk as ultra high, high, moderate, low and insignificant after taking into consideration the probable impact/severity ranking on one side and the likelihood/occurrence ranking on the other.

Key risk areas

A review of the JKH portfolio of risks saw a hardening in the risk ratings in certain areas due to prevailing economic and external factors and the relevant business units are developing appropriate action plans towards mitigating the impacts arising from this. The risk ratings after taking into consideration the implementation progress made on identified action plans and other mitigation activities and control measures are as detailed below:-

Political and economic risks

Financial Year	2007/08	2006/07	2005/06
Risk Rating	Ultra High	Ultra High	High

Action plans

The group is actively working with the government, private sector and other relevant stakeholders in influencing progress towards lasting peace, stability of economic factors and the operating environment.

The group acknowledges the important role that the private sector can play in increasing the quality of life by wealth creation through good investment and increasing productivity through training, development and empowerment.

Enabling infrastructure risks

Financial Year	2007/08	2006/07	2005/06
Risk Rating	Ultra High	Ultra High	Ultra High

Action plan

The lack of enabling infrastructure has been identified as one of key inhibitors of economic growth. It is most welcome to note that the Government has, as one of its strategic priorities, focused on developing and strengthening infrastructure that is required to create an enabling environment towards economic growth.

The group continues to lobby the authorities for progress in this area through chambers, trade associations and lobby groups and through direct dialogue.

Brand control and protection risks

Financial Year	2007/08	2006/07	2005/06
Risk Rating	Moderate	Moderate	Moderate

Control and protection of the Brand, the company's most valuable asset, is of utmost importance. During the year many action plans were put to place to mitigate the weaknesses highlighted in the brand audit conducted last year with the assistance of specialised consultants.

Internal operational processes

Financial Year	2007/08	2006/07	2005/06
Risk Rating	Moderate	Moderate	Moderate

Action plan

The group commitment to mitigate this risk to acceptable levels is ensured through continuous improvements in quality processes, including documented work processes; documented corrective/preventative action process; effective problem solving and root cause analysis; quality service measurements based on customer requirements; customer satisfaction measurements and vendor performance evaluations. These processes are taking root throughout most of our business units and are subject to periodic review by management.

Environmental, health and safety risks

Financial Year	2007/08	2006/07	2005/06
Risk Rating	Moderate	Moderate	Moderate

Action plan

John Keells promotes appropriate environment, health and safety management systems at most of our operational facilities. This is a result on the strengths of our environmental, health and safety efforts which include EHS surveys, physical risk surveys, energy audits, safety awareness programs and training with the assistance of specialised consultants and organisations.

Legal and regulatory risks

Financial Year	2007/08	2006/07	2005/06
Risk Rating	High	High	High

Action plan

It's our business to stay abreast of constantly changing statutory and regulatory requirements in order to ensure that our operations and services remain in compliance. Towards this, quarterly compliance reviews and audits at sector and business unit levels have been implemented. The group continues to campaign through established lobby groups for clear and unambiguous policies and laws. This is still an area of concern.

Financial risks

Financial Year	2007/08	2006/07	2005/06
Risk Rating	Moderate	High	Moderate

Action plan

Business, financing and other forex exposure activities which are not in the local currency inevitably lead to foreign currency exposures. The Group actively monitors the resulting transaction risks themselves and devises appropriate hedging transactions with the central group treasury department in line with agreed parameters. The group evaluates potential interest rate risks, ascertain the interest risk exposure in the major currencies and conduct sensitivity analyses. Interest rate risks are actively managed using a variety of methods.

IT risks

Financial Year	2007/08	2006/07	2005/06
Risk Rating	Moderate	Moderate	Moderate

Action plan

To minimise the risk of business processes being interrupted as a result of systems failure, numerous security and fall-back measures have been implemented. These include access control systems, contingency plans, an uninterrupted electricity supply for critical systems, back-up systems and data mirroring. In addition, we use firewall systems and virus scanners to counter data security risks arising from unauthorised access to the IT systems. We also ensure the confidentiality, availability and integrity of the data. Disaster recovery plans are regularly reviewed as disruptions to critical management information systems could have a material impact on the group's continuing operations.

Personnel risks

Financial Year	2007/08	2006/07	2005/06
Risk Rating	Moderate	Moderate	Moderate

Action plan

John Keells continues to position itself as an attractive employer and will seek to ensure the long-term loyalty of its committed team by training, development, recognition and reward. The rigorous management leadership programme includes the provision of development, mentoring and advice while the early identification and advancement of high achievers and those with potential, is promoted via performance incentive schemes. The group is addressing the issue of the shortage of qualified personnel in some fields by ensuring opportunities for professional development.

Stakeholder risks

Financial Year	2007/08	2006/07	2005/06
Risk Rating	Moderate	High	High

Action plan

The group believes that its success depends on the degree to which it can balance both profit and the interests of all its stakeholders. We are constantly in touch with our stakeholders, ascertain their needs via suitable dialogue (further details could be found in the Sustainability Report of the comprehensive Annual Report), understand the risks associated with each stakeholder group and devise suitable responses in order to minmise occurance and impact

Our detailed report on Risk Management is available in the comprehensive Annual Report, included in the CD that accompanies this report and is also available on the Investor Relations section of www.keells.com.

Doing simple things to make a BIGGER difference

Sustainability Report

NOTE FROM THE CHAIRMAN

Corporate responsibility and a stakeholder focus have long been entrenched in the John Keells value system. We are conscious of the impact of our actions, not just on the bottom-line, but also on our role as an employer, provider, partner, investor and neighbour. Sustainable practices are growing in corporate priorities across the globe as it becomes apparent that sustainable growth of corporations will hinge not only on economic performance, but increasingly on the often less obvious social and environmental performance aspects. Accordingly, good sustainability reporting is growing in relevance, as stakeholders, including shareholders and providers of capital, consumers, employees, partners, suppliers, governments, the public and their agents, raise the bar of expectation in relation to the responsible and sustainable practices of corporations.

This year, as the world battles with a food crisis and an energy crisis, we focused much attention on how we, as a group address, the issue of sustainability, in order to successfully meet these growing expectations. While we are aware of its significance and have, over the years, launched a number of successful initiatives that address valid societal needs, admittedly, our current practices and sustainability-driven projects have been generated in a more ad hoc fashion at the industry group levels. We subscribe to the UN Global Compact and support the Millennium Development Goals. Nevertheless, we have identified the need for a more goal-driven internal process in order to translate "good intentions" into "sustainable business practices" and align these with the activities of the John Keells Social Responsibility Foundation, the nerve centre for the group's CSR efforts.

Bearing these in mind, we commissioned a group-wide sustainability assessment through the service of Det Norske Veritas AS, assurance providers and specialists in the field of sustainability reporting, in order to gain greater insight in to ***what we do - and what we need to do better.*** The exercise, which was completed after the end of the financial year, highlighted the opportunities arising from within our businesses to achieve multiple stakeholder goals, as well as - curiously - certain relevant practices that were not captured by the present reporting process. Additionally, as a group, our ability to capture data relevant to Global Reporting Initiative (GRI) G3 parameters differed among our diverse industry groups. As a result of these learnings, the following initiatives are in the process of being introduced -

1. Incorporation of strategic priorities for environmental and social performance into the group's annual and long term planning processes
2. Improving capability among our industry groups to pursue sustainability goals
3. Creating a robust reporting system to capture group-wide information relating to GRI-G3 parameters

Accordingly, I present to you, this year's Sustainability Report, which briefly captures our key business impacts, stakeholder dialogue, and some of our ongoing sustainable initiatives, with the intention of publishing our first comprehensive report in line with GRI-G3 guidelines upon the successful implementation of the above initiatives.

I would like to thank my colleagues at JKH whose commitment and dedication to continuous improvement have enabled the group to take this large and yet essential stride.

Susantha Ratnayake
Chairman

REPORT PARAMETERS

John Keells Holdings has been reporting its sustainability practices on an annual basis as part of its Annual Report. The information in this report covers material aspects pertaining to the financial year 2007/08 and covers relevant information from the JKH Centre as well as all its subsidiaries in all industry groups that have been detailed in the Group Profile section of the annual report. Our most recent previous report was included in the annual report for the financial year 2006/07. Any queries or clarifications required on this report could be addressed to investor.relations@keells.com.

Information included in this report has been gathered through formal mechanisms and mainly cover issues of materiality whereby our industry groups have displayed their commitment to business, environmental and social goals. While a formal monthly reporting exists for all activities carried out by the John Keells Social Responsibility Foundation, the information and data channels from the industry groups require a more formalised system in order to enable us to report group-wide aggregate information on all of the GRI-G3 core and additional indicators. We are presently in the process of putting in to place such formalised systems in accordance with strategic initiatives highlighted in the Note from the Chairman, and have structured this report to follow GRI-G3 guidelines as closely as possible.

As mentioned earlier, we have made a concerted effort to reduce the printed bulk of our Annual Report in making it more functional and environmentally friendly, and have accordingly condensed our Sustainability Report in the printed version. The printed form of this report contains the note from the Chairman and key impacts of our industry groups. **The full report, provided in the CD accompanying the printed report, which can also be accessed on the Investor Relations page of www.keells.com, includes details on selected projects that highlight our environmental, economic and social performance and policies on labour practices and human rights.**

SUMMARY OF KEY IMPACTS AND RESPONSES

Industry group	Areas of key impact based on order of materiality	Current responses
Transportation	Safety and health	• Published and reviewed policies for zero accidents at our Port operation • Periodic audits - HS&E Risk Management (March 2007) • Checking and routine maintenance of equipment for safety and fit for purpose, with equipment audits • Continuous training on OHS • Medical checks, medical centre availability, emergency treatment and medical assistance • Sound emergency response - trained team, dedicated emergency equipment
	Labour practices	• Local hiring and local opportunities creation • Ensuring group policies on minimum wages, equal opportunity, child labour etc. are met, even for contract labour via the terms of contract • Non-executive staff, employed in large numbers by port and bunkering operations, covered by collective agreements
	Environment	• Preventive maintenance of equipment, waste treatment and training personnel to counter and contain spillage in terminal spillage containment equipment and materials available • Compliance with MARPOL regulations • Disposing of hazardous wastes (sludge, waste oil and residues) to MPP authorised agencies • Ensuring industrial effluents comply with local regulatory requirements, treatment of sewage and monitoring and reporting of waste
Leisure	Environment	• Measures taken to preserve the bio-diversity of sensitive localities in which we operate hotels - Habarana, Trincomalee, Kandy and Yala in Sri Lanka, as well as some of our resort locations in the Maldives • Maintaining CEA standards of discharged effluents and recycling waste water • A number of our resorts practice recycling and reusing programmes for glass, plastic and paper products • Implemented audit recommendations to reduce on power and energy consumption • All "Chaaya" and "Cinnamon" branded hotels have obtained ISO 14001 environmental certification • Our Destination Management business has opted for early adoption of the Environmental Emissions Act with regard to their fleet of vehicles
	Safety, health and hygiene	• All Cinnamon branded hotels and three of the five "Chaaya" resorts are certified for the food safety management system against ISO 22000 (others in progress) • Minimum quality standards required to be maintained by our branded hotels that cover FTO standards of health and safety practices, pest control, safety and emergency preparedness etc. • Training on HACCP in the supply chain • Regular internal/external audits are carried out to ensure the standards are maintained in facilities such as kitchens, rooms, public areas and banquets

Industry group	Areas of key impact based on order of materiality	Current responses
	Society	• Promoting responsible traveller concepts among our clients and showcasing of local heritage and cultures as part of our brand promise • Significant contributions to the local population in terms of hiring, procurement and indirect opportunities • Active participation in JKH group social projects such as HIV/AIDS awareness, English language scholarship programme and village adoption as strategic socio-economic activities
Property	Safety and health	• Building safety measures considering seismic activity zones, fire protection according to BS standards, CCTV, access controls, shatter proof glasses, emergency plans • Dedicated safety managers appointed for construction safety • Comprehensive clauses on health and safety built into contracts of outsourced contractors
	Environment	• Projects are undertaken after conducting an environmental impact assessment, where applicable • Electricity consumption continuously monitored and savings accrued • Careful monitoring of water consumption • Systematic segregation of garbage and disposal to municipality, where applicable
	Labour practices	• Comprehensive clauses related to local labour, housing for labour, child labour, fair wages and forced labour built in to contract of outsourced contractors
Consumer Foods and Retail	Product responsibility	• Meat processing plant is ISO 9001:2004, HACCP certified and SLSI certified • Responsible labelling in relation to product lifecycle • Focus on maintaining high plant hygiene practices across all facilities • Rigorous training of staff in maintaining high food safety measures • Working closely with supply chain on maintaining required quality standards
	Environment	• Developmental programme to convert the slaughter waste into by-product like animal feed • Sludge being generated from the ETP at the plant is tested and given to the surrounding villages as manure • Treatment of waste water/effluents • Energy and electricity monitoring for conservation and continuous efficiency targets • Involvement in nurturing and promoting small farming communities also includes creating awareness about healthy environmental practices, use of pesticides etc. • Launch of the "Red Bag" towards promoting reduced use of polythene
	Labour practices	• Continuous health and safety monitoring and review • Systematic medical checks, emergency treatment and medical assistance • Focus on ensuring that group policies on equal opportunity, child labour/forced labour etc. extend to proportionately large numbers of contract staff
Financial Services	John Keells Stockbrokers is the only subsidiary in this sector. Sustainability practices of our associates, Nations Trust Bank PLC and Union Assurance PLC, are found in their respective Annual Reports.	

Industry group	Areas of key impact based on order of materiality	Current responses
IT	Technological obsolescence and information security	• Building measures of countering risk of technological obsolescence in to product and service design • Building Intellectual Property (IP) by creation of new software products • JKOA has many firsts in bringing new technologies to the country - e.g. Microsoft CRM packaging allowing for sales force automation, service instructions and monitoring via short messaging services linked to in-house software programmes, field operating support system developed in-house • Systems are being developed against ISO 27001 standard
	Labour practices	• Consultative sessions and engagements with employees - e.g. JKOA - Joint consultative committee • Regular health checks • Continuous health and safety monitoring review
	Environment	• Greater initiatives towards Green IT concepts • Energy saving initiatives • Responsible disposal of e-waste after maximising recycling possibilities
Other (Plantations related companies)	Product responsibility	• Three factories (that contribute to 40 per cent of production) are HACCP certified • Focus on maintaining lowest residual pesticide levels
	Labour practices	• The commodity broking unit adopts the code of ethics of the Colombo Tea Brokers' Association • Transparent mechanism for financial dealing with tea suppliers and clients through uniform disclosures • Employing a larger number of women in workforce - empowerment of non-urban women
Centre	Economy	• Entrenching sustainability values into corporate value system - robust governance, risk review and internal control systems • Over the past decade 38.2 per cent of the group's valued added was distributed to employees, 16.2 per cent to state coffers • Focus on shareholder value creation while addressing the interests of all stakeholder groups • Infrastructure investments that also provide public benefit - ports, bunkering • Creating 9,992 jobs for the local economy and significantly more in indirect opportunities • Local sourcing and entrepreneur development through the Group Initiatives (Central sourcing) function • Internationalisation strategies gradually increasing foreign exchange earnings repatriated to the country
	Society	• Financial, technical support to the John Keells Social Responsibility Foundation, a dedicated body for championing the group's social responsibility projects • Providing educational supports such as English language scholarship programmes, undergraduate soft skills programmes, neighbourhood schools programme • Involvement in core health related issues such as sponsoring cataract operations for a targeted 2000 recipients and conducting extensive and focused HIV/AIDS awareness campaigns • Taking on community development projects and improving livelihoods via village adoption projects, creating sustainable employment opportunities taking our BPO operations to villages, sponsoring Sri Lankan arts

Financial Reports 1 2 3 4 5

Contents of this section

Auditors' report 62
Balance sheet 63
Income statement 64
Cash flow statement 65
Statement of changes in equity 67
Segment information 69
Consolidated value added statements 71

Our detailed Financial Reports including Annual Report of the Board of Directors, statement of directors responsibility as well as complete financial reports and notes are available in the comprehensive Annual Report, included in the CD that accompanies this report. These can also be accessed on the Investor Relations section of www.keells.com.

6789

Report of the Auditors

Ernst & Young
Chartered Accountants
201 De Saram Place
P.O. Box 101
Colombo 10
Sri Lanka
Tel : (0) 11 2463500
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INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF JOHN KEELLS HOLDINGS PLC

Report on the Financial Statements

We have audited the accompanying financial statements of John Keells Holdings PLC ("Company"), the consolidated financial statements of the Company and its subsidiaries which comprise the balance sheets as at 31 March 2008, and the income statements, statements of changes in equity and cash flow statements for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Sri Lanka Accounting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Scope of Audit and Basis of Opinion

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Sri Lanka Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit. We therefore believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, so far as appears from our examination, the Company maintained proper accounting records for the year ended 31 March 2008 and the financial statements give a true and fair view of the Company's state of affairs as at 31 March 2008 and its profit and cash flows for the year then ended in accordance with Sri Lanka Accounting Standards.

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs as at 31 March 2008 and the profit and cash flows for the year then ended, in accordance with Sri Lanka Accounting Standards, of the Company and its subsidiaries dealt with thereby, so far as concerns the shareholders of the Company.

Report on Other Legal and Regulatory Requirements

In our opinion, these financial statements also comply with the requirements of Sections 151(2) and 153(2) to 153(7) of the Companies Act No. 07 of 2007.

Ernst & Young

22 May 2008

Colombo.

Partners: A D B Talwatte FCA FCMA T K Bandaranayake FCA M P D Cooray FCA FCMA Ms. Y A De Silva ACA W R H Fernando FCA FCMA
W K B S P Fernando FCA ACMA A P A Gunasekera FCA FCMA A Herath FCA D K Hulangamuwa FCA FCMA LLB (Lond)
A S M Ismail FCA FCMA H M A Jayesinghe FCA FCMA Ms. G G S Manatunga ACA Ms. L C G Nanayakkara FCA FCMA B E Wijesuriya ACA ACMA

As at 31st March *In Rs.'000s*	Group 2008	Group 2007	Company 2008	Company 2007
ASSETS				
Non-current assets				
Property, plant and equipment	29,172,301	20,403,696	289,430	380,139
Leasehold property	4,638,234	4,761,503	-	-
Investment property	2,288,442	2,505,321	832,158	800,000
Intangible assets	341,253	338,761	-	-
Investments in subsidiaries and joint ventures	5,115	5,115	17,452,415	14,445,881
Investments in associates	9,886,520	8,515,037	6,204,776	5,995,133
Other investments	125,224	148,257	94,957	106,917
Deferred tax asset	91,074	74,013	-	-
Other non-current assets	1,805,938	1,435,438	65,687	99,896
	48,354,101	38,187,141	24,939,423	21,827,966
Current assets				
Inventories	3,985,025	3,400,576	824	847
Investments held for sale	37,331	-	15,860	-
Trade and other receivables	6,753,452	6,592,062	263,336	146,612
Amounts due from related parties	17,485	1,588	227,481	824,014
Short term investments	10,455,366	16,138,609	6,984,736	12,301,694
Cash in hand and at bank	2,191,251	1,626,473	242,702	25,348
	23,439,910	27,759,308	7,734,940	13,298,515
Total assets	71,794,011	65,946,449	32,674,363	35,126,481
EQUITY AND LIABILITIES				
Equity attributable to equity holders of the parent				
Stated capital	22,464,267	22,245,894	22,464,267	22,245,894
Capital reserves	6,065,251	3,137,392	-	-
Revenue reserves	15,688,302	13,851,913	6,342,817	5,716,029
	44,217,820	39,235,199	28,807,084	27,961,923
Minority interest	4,774,044	3,700,313	-	-
Total equity	48,991,864	42,935,512	28,807,084	27,961,923
Non-current liabilities				
Non-interest bearing borrowings	21,000	30,000	-	-
Interest bearing borrowings	7,809,452	6,451,133	2,595,493	2,895,493
Deferred tax liabilities	755,366	591,867	-	-
Employee benefit liabilities	798,600	718,315	80,330	86,316
Other deferred liabilities	7,110	3,762	-	-
Other non-current liabilities	352,051	334,249	-	-
	9,743,579	8,129,326	2,675,823	2,981,809
Current liabilities				
Trade and other payables	7,869,039	5,795,041	313,634	344,826
Amounts due to related parties	24,953	16,935	9,996	128,218
Income tax liabilities	328,104	188,250	-	4,766
Short term borrowings	375,000	2,688,311	-	500,000
Current portion of interest bearing borrowings	1,059,752	1,374,413	300,000	700,000
Bank overdrafts	3,401,720	4,818,661	567,826	2,504,939
	13,058,568	14,881,611	1,191,456	4,182,749
Total equity and liabilities	71,794,011	65,946,449	32,674,363	35,126,481

I certify that the financial statements comply with the requirements of the Companies Act No. 7 of 2007.

M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.

S.C. Ratnayake
Chairman

J.R.F. Peiris
Group Finance Director

The accounting policies and notes form an integral part of these financial statements.
22 May 2008

Income Statement

For the year ended 31st March *In Rs.'000s*	Group 2008	Group 2007	Company 2008	Company 2007
Revenue	41,805,343	32,855,021	603,665	481,637
Cost of sales	(30,847,496)	(23,236,174)	(274,505)	(233,574)
Gross profit	10,957,847	9,618,847	329,160	248,063
Dividend income	93,405	48,634	3,159,389	2,894,213
Other operating income	2,716,887	1,180,285	1,644,114	214,755
Distribution expenses	(1,339,501)	(1,236,332)	-	-
Administrative expenses	(5,121,517)	(4,261,210)	(637,441)	(588,044)
Other operating expenses	(1,408,182)	(1,110,505)	(36,872)	(21,299)
Finance expenses	(1,618,255)	(1,314,490)	(583,794)	(632,423)
Change in fair value of investment property	-	109,612	-	-
Share of results of associates	2,242,713	1,700,992	-	-
Profit on sale of non-current investments	55,151	58,952	41,236	37,039
Profit before tax	6,578,548	4,794,785	3,915,792	2,152,304
Tax expense	(1,054,742)	(851,563)	(112,702)	(7,664)
Profit for the year	5,523,806	3,943,222	3,803,090	2,144,640
Attributable to:				
Equity holders of the parent	5,118,244	3,534,674		
Minority interest	405,562	408,548		
	5,523,806	3,943,222		
	Rs.	Rs.		
Earnings per share				
Basic	8.06	6.13		
Diluted	8.00	6.04		
Dividend per share	5.00	3.00		

Figures in brackets indicate deductions.

The accounting policies and notes form an integral part of these financial statements.

22 May 2008

For the year ended 31st March *In Rs.'000s*	Note	Group 2008	Group 2007	Company 2008	Company 2007
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit before working capital changes	A	5,381,238	4,827,013	4,576,086	2,838,273
(Increase)/decrease in inventories		93,864	(115,785)	22	27
(Increase)/decrease in receivables and prepayments		213,624	(1,469,655)	526,884	(462,443)
(Increase)/decrease in other non-current assets		(1,044,783)	(1,179,314)	26,257	-
Increase/(decrease) in creditors and accruals		1,451,893	891,505	(154,269)	237,353
Cash generated from operations		6,095,836	2,953,764	4,974,980	2,613,210
Interest received		2,083,916	493,759	-	-
Finance expenses paid		(1,618,255)	(1,314,490)	(583,794)	(632,423)
Dividend received		1,491,552	1,301,400	-	-
Tax paid		(1,061,346)	(859,074)	(151,736)	(46,458)
Gratuity paid		(77,830)	(52,824)	(13,704)	(2,203)
Net cash flow from operating activities		6,913,873	2,522,535	4,225,746	1,932,126
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES					
Purchase and construction of property, plant and equipment		(2,778,167)	(2,676,134)	(19,723)	(100,705)
Addition to investment property		(21,384)	(238,263)	(32,158)	-
Purchase of lease rights		-	(3,518,678)	-	-
Advances paid on investment		(615,358)	-	-	-
Acquisition of subsidiary	B	(331,410)	-	-	-
Increase in interest in subsidiaries		(1,952)	(5,325)	(3,022,226)	(1,625,115)
Acquisition of associate		-	(718,147)	-	(705,457)
Increase in interest in associates		(858,036)	(3,623,729)	(209,643)	(3,623,729)
Proceeds from sale of property, plant and equipment		105,107	69,932	410	9,375
Proceeds from sale of investment property		-	511,941	-	-
Proceeds from sale of non-current investments	C	137,706	141,209	53,032	60,079
Proceeds from sale of other investments		-	-	-	9,100
Addition to intangible assets		-	(31,060)	-	-
Grants received for investing activities		4,970	-	-	-
Net cash flow from / (used in) investing activities		(4,358,524)	(10,088,254)	(3,230,308)	(5,976,452)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES					
Proceeds from issue of shares - company		218,373	13,040,621	218,373	13,040,621
Proceeds from minority on issue of rights in subsidiaries		86,900	-	-	-
Dividend paid to equity holders of parent		(3,176,302)	(1,412,306)	(3,176,302)	(1,412,306)
Dividend paid to minority shareholders		(205,304)	(282,794)	-	-
Proceeds from long term borrowings		1,139,239	5,900,207	-	2,995,493
Repayment of long term borrowings		(2,011,519)	(545,366)	(700,000)	(164,974)
Proceeds from/(repayment of) short term borrowings (net)		(2,313,311)	1,721,291	(500,000)	-
Net cash flow from/(used in) financing activities		(6,261,924)	18,421,653	(4,157,929)	14,458,834
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,706,575)	10,855,934	(3,162,491)	10,414,508
CASH AND CASH EQUIVALENTS AT THE BEGINNING		12,951,472	2,090,487	9,822,103	(592,405)
CASH AND CASH EQUIVALENTS AT THE END		9,244,897	12,946,421	6,659,612	9,822,103
ANALYSIS OF CASH AND CASH EQUIVALENTS					
Favourable balances					
Cash in hand and at bank		2,191,251	1,626,473	242,702	25,348
Short term investments		10,455,366	16,138,609	6,984,736	12,301,694
Unfavourable balances					
Bank overdrafts		(3,401,720)	(4,818,661)	(567,826)	(2,504,939)
Total cash and cash equivalents as previously reported		9,244,897	12,946,421	6,659,612	9,822,103
Effect of exchange rate changes		-	5,051	-	-
Cash and cash equivalents restated		9,244,897	12,951,472	6,659,612	9,822,103

Figures in brackets indicate deductions.

The accounting policies and notes from pages 106 to 144 form an integral part of these financial statements.

Cash flow statement

For the year ended 31st March *In Rs.'000s*	Group 2008	Group 2007	Company 2008	Company 2007
A Profit before working capital changes				
Profit before tax	6,578,548	4,794,785	3,915,792	2,152,304
Adjustments for:				
Interest income	(2,083,916)	(493,759)	-	
Dividend income	(93,405)	(48,634)	-	-
Finance expenses	1,618,255	1,314,490	583,794	632,423
Change in fair value of investment property	-	(109,612)	-	-
Share of results of associates	(2,242,713)	(1,700,992)	-	-
(Profit) / loss on sale of non-current investments	(55,151)	(58,952)	(41,236)	(37,039)
Depreciation of property, plant and equipment	1,444,165	1,124,116	110,116	91,244
Amortisation / depreciation of non-current assets	178,420	133,553	-	-
Amortisation of other deferred liabilities	(1,622)	(1,635)	-	-
Gratuity provision and related costs	165,417	152,815	7,718	14,685
Impairment losses on property, plant & equipment and investments	3,283	11,678	-	-
(Profit) / loss on sale of property, plant and equipment	(69,346)	(25,261)	(94)	(6,725)
(Profit) / loss on sale of investment property	-	(201,941)	-	-
(Profit) / loss on sale of other investments	-	-	(4)	(8,619)
(Gain) / loss on foreign exchange	(5,051)	(1,377)	-	-
(Gain) / loss on revaluation of property, plant and equipment	(155)	-	-	-
Negative goodwill on acquisitions	(56,625)	(66,531)	-	-
Unrealised profits	1,134	4,270	-	-
	5,381,238	4,827,013	4,576,086	2,838,273

B Acquisition of subsidiary

The fair value of assets acquired and liabilities assumed of Tranquility (Pte) Ltd. were as follows.

Property, plant and equipment	(3,310,266)
Trade and other receivables	(23,092)
Interest bearing borrowings	1,961,985
Trade and other payables	806,601
Cash and cash equivalents	5,930
Total net assets	(558,842)
Minority interest	544
Negative goodwill	4,548
Cash consideration paid on acquisition of subsidiary	(553,750)
Cash and cash equivalents acquired	(5,930)
Advances paid on investment	228,270
Net cash outflow on acquisition of subsidiary	(331,410)

C Disposal of non current investments

The fair value of net assets disposed of Unawatuna Walk Inn Ltd. and Keells Business Systems Ltd. were as follows.

Property, plant and equipment	55,493
Deferred tax assets	1,752
Other non-current assets	9,519
Inventories	58,433
Trade and other receivables	136,446
Employee benefit liabilities	(7,695)
Trade and other payables	(155,787)
Cash and cash equivalents	(4,288)
Total net assets	93,873
Minority interest	(1,774)
Unamortised goodwill	467
Transferred to other investments	(14,299)
Profit on disposal of non current investments	55,151
Cash consideration received on disposal of non current investments	133,418
Cash and cash equivalents disposed	4,288
Net cash inflow on disposal of non current investments	137,706

GROUP

In Rs.'000s	Share capital	Share premium	Stated capital	Revaluation reserve	Exchange translation reserve	Other capital reserves	Other revenue reserves	Accumulated profit	Total	Minority interest	Total Equity
	Attributable to equity holders of parent										
As at 1 April 2006	4,000,070	5,205,203	-	1,778,279	618,074	418,640	5,030,944	5,749,896	22,801,106	3,653,759	26,454,865
Bonus issue of shares	571,632	(571,632)	-	-	-	-	-	-	-	-	-
Right issue of shares	921,035	11,872,838	-						12,793,873		12,793,873
Share options exercised	36,663	210,085	-	-	-	-	-	-	246,748	-	246,748
Currency translation differences	-	-	-	-	137,883	-	-	-	137,883	20,900	158,783
Net gain/(loss) recognised directly in equity											
Effect of adopting revised SLAS 25('2004)	-	-	-	-	-	-	-	882,181	882,181	-	882,181
Revaluations / transfers	-	-	-	(3,151)			(12,981)	16,132	-	-	-
Acquisitions, disposals and changes in holding	-	-	-	-		-	-	(1,775)	(1,775)	(5,958)	(7,733)
Associate company share of net assets	-	-	-	-	187,667	-	-	(22,533)	165,134	-	165,134
Others	-	-	-	-	-	-	-	11,562	11,562	1,977	13,539
Profit for the year	-	-	-	-	-	-	-	3,534,674	3,534,674	408,548	3,943,222
Final dividend paid - 2005/06	-	-	-	-	-	-	-	(400,142)	(400,142)	-	(400,142)
Interim dividend paid - 2006/07	-	-	-	-	-	-	-	(1,012,164)	(1,012,164)	-	(1,012,164)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	76,119	76,119	(358,913)	(282,794)
Reserved during the year	-	-	-	-	-	-	500,000	(500,000)	-	-	-
As at 31 March 2007	5,529,400	16,716,494	-	1,775,128	943,624	418,640	5,517,963	8,333,950	39,235,199	3,700,313	42,935,512
Share issue expenses (incurred prior to 3 May 2007)	-	(58,036)	-	-	-	-	-	-	(58,036)	-	(58,036)
Transfers	(5,529,400)	(16,658,458)	22,187,858	-	-	-	-	-	-	-	-
Share options exercised	-	-	276,409	-	-	-	-	-	276,409	-	276,409
Currency translation differences	-	-	-	-	6,837	-	-	-	6,837	(5,122)	1,715
Net gain / (loss) recognised directly in equity											
Surplus on revaluation	-	-	-	2,904,462	-	-			2,904,462	882,392	3,786,854
Acquisitions, disposals and changes in holding	-	-	-	-		-	-	(628)	(628)	44,006	43,378
Associate company share of net assets	-	-	-	58,722	(42,162)	-	-	(152,728)	(136,168)	-	(136,168)
Profit for the year								5,118,244	5,118,244	405,562	5,523,806
Final dividend paid - 2006/07	-	-	-	-	-	-	-	(632,669)	(632,669)	-	(632,669)
Interim dividend paid - 2007/08	-	-	-	-	-	-	-	(2,543,633)	(2,543,633)	-	(2,543,633)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	47,803	47,803	(253,107)	(205,304)
As at 31 March 2008	-	-	22,464,267	4,738,312	908,299	418,640	5,517,963	10,170,339	44,217,820	4,774,044	48,991,864

Details of other revenue reserves have been disclosed in Note 14.
Figures in brackets indicate deductions.
The accounting policies and notes from pages 106 to 144 form an integral part of these financial statements.

COMPANY

In Rs.'000s	Share capital	Share premium	Stated capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2006	4,000,070	5,205,203	-	2,100,000	1,519,322	75,000	1,289,373	14,188,968
Bonus issue of shares	571,632	(571,632)	-	-	-	-	-	-
Rights issue of shares	921,035	11,872,838						12,793,873
Share options exercised	36,663	210,085	-	-	-	-	-	246,748
Profit for the year	-	-	-	-	-	-	2,144,640	2,144,640
Final dividend paid - 2005/06	-	-	-	-	-	-	(400,142)	(400,142)
Interim dividend paid - 2006/07	-	-	-	-	-	-	(1,012,164)	(1,012,164)
Reserved during the year	-	-	-	500,000	-	-	(500,000)	-
As at 31 March 2007	5,529,400	16,716,494	-	2,600,000	1,519,322	75,000	1,521,707	27,961,923
Share issue expenses (incurred prior to 3 May 2007)	-	(58,036)	-	-	-	-	-	(58,036)
Transfers	(5,529,400)	(16,658,458)	22,187,858	-	-	-	-	-
Share options exercised	-	-	276,409	-	-	-	-	276,409
Profit for the year	-	-	-	-	-	-	3,803,090	3,803,090
Final dividend paid - 2006/07	-	-	-	-	-	-	(632,669)	(632,669)
Interim dividend paid - 2007/08	-	-	-	-	-	-	(2,543,633)	(2,543,633)
As at 31 March 2008	-	-	22,464,267	2,600,000	1,519,322	75,000	2,148,495	28,807,084

Figures in brackets indicate deductions.
The accounting policies and notes from pages 106 to 144 form an integral part of these financial statements.

33.1 Primary segments (business segments)

For the year ended 31st March *In Rs. '000s*	Transportation 2008	Transportation 2007	Leisure 2008	Leisure 2007	Property 2008	Property 2007	Consumer Food & Retail 2008	Consumer Food & Retail 2007	Financial Services 2008	Financial Services 2007	Information Technology 2008	Information Technology 2007	Others 2008	Others 2007	Group Total 2008	Group Total 2007
Total revenue	13,204,489	9,686,562	10,471,506	8,176,210	2,771,080	1,579,527	11,673,728	10,093,670	163,284	191,972	2,295,228	2,650,047	3,318,869	2,213,276	43,898,184	34,591,264
Intra segment revenue	-	-	(607,835)	(534,009)	(2,521)	-	(256,445)	(255,009)	-	-	(9,414)	(7,428)	(63,663)	(39,961)	(939,878)	(836,407)
Segment revenue	13,204,489	9,686,562	9,863,671	7,642,201	2,768,559	1,579,527	11,417,283	9,838,661	163,284	191,972	2,285,814	2,642,619	3,255,206	2,173,315	42,958,306	33,754,857
Inter segment revenue	(185,480)	(110,272)	(71,970)	(52,937)	(150,994)	(117,013)	(33,340)	(48,003)	-	-	(198,002)	(216,316)	(513,177)	(355,295)	(1,152,963)	(899,836)
Revenue	13,019,009	9,576,290	9,791,701	7,589,264	2,617,565	1,462,514	11,383,943	9,790,658	163,284	191,972	2,087,812	2,426,303	2,742,029	1,818,020	41,805,343	32,855,021
Segment results	1,098,993	1,447,897	1,033,739	1,025,852	823,821	720,326	567,345	632,065	50,994	93,473	66,846	131,132	(29,050)	(273,414)	3,612,688	3,777,331
Eliminations/unallocated															2,286,251	462,388
															5,898,939	4,239,719
Finance expenses	(46,886)	(18,745)	(760,312)	(570,330)	(61,395)	(26,260)	(192,445)	(104,721)	(44)	(608)	(7,816)	(2,482)	(549,357)	(591,344)	(1,618,255)	(1,314,490)
Change in fair value of investment properties	-	-	-	-	-	109,612	-	-	-	-	-	-	-	-	-	109,612
Share of results of associate	1,866,008	1,379,016	-	-	-	-	-	-	347,814	227,116	(98,267)	(12,484)	127,158	107,344	2,242,713	1,700,992
Profit on sale of non current investments	-	-	-	-	-	-	-	-	-	-	-	-	55,151	58,952	55,151	58,952
Profit / (loss) before tax	3,054,403	2,887,271	363,906	518,549	840,850	843,862	387,323	539,924	421,911	337,459	89,729	99,962	1,420,426	(432,242)	6,578,548	4,794,785
Tax expense	(150,807)	(130,421)	(16,899)	(18,814)	(55,449)	(30,425)	(138,861)	(226,804)	(129,860)	(112,293)	(46,340)	(43,810)	(516,526)	(288,996)	(1,054,742)	(851,563)
Profit/ (loss) for the year	2,903,596	2,756,850	347,007	499,735	785,401	813,437	248,462	313,120	292,051	225,166	43,389	56,152	903,900	(721,238)	5,523,806	3,943,222
Attributable to:																
Equity holders of the parent	2,863,808	2,719,567	333,048	445,235	663,900	699,149	153,601	181,944	283,469	212,203	43,389	56,152	777,029	(779,576)	5,118,244	3,534,674
Minority interest	39,788	37,283	13,959	54,500	121,501	114,288	94,861	131,176	8,582	12,963	-	-	126,871	58,338	405,562	408,548
	2,903,596	2,756,850	347,007	499,735	785,401	813,437	248,462	313,120	292,051	225,166	43,389	56,152	903,900	(721,238)	5,523,806	3,943,222
Purchase of property, plant & equipment	244,087	151,183	1,580,135	1,395,107	60,888	63,016	753,688	926,039	290	4,755	118,573	46,161	43,175	182,684	2,800,836	2,768,945
Depreciation	84,325	54,684	821,576	609,679	26,928	39,791	311,702	261,259	2,670	1,950	26,320	10,577	170,704	146,176	1,444,165	1,124,116
Gratuity provision and related costs	21,392	14,025	44,713	44,301	2,248	3,646	56,300	47,534	1,726	1,546	17,896	12,858	21,142	28,905	165,417	152,815

In addition to segment results other information such as finance expenses, tax expenses have been allocated to segments for better presentation.

33.2 Primary segments (business segments)

As at 31st March *In Rs. '000s*	Transportation 2008	Transportation 2007	Leisure 2008	Leisure 2007	Property 2008	Property 2007	Consumer Foods & Retail 2008	Consumer Foods & Retail 2007	Financial Services 2008	Financial Services 2007	Information Technology 2008	Information Technology 2007	Others 2008	Others 2007	Group Total 2008	Group Total 2007
Property, plant and equipment	1,729,622	1,276,460	18,813,835	12,626,220	759,031	276,828	3,678,995	2,437,567	6,272	8,651	168,134	100,798	1,129,247	1,059,165	26,285,136	17,785,689
Lease hold property	-	-	4,579,694	4,701,567	-	-	-	-	-	-	-	-	58,540	59,936	4,638,234	4,761,503
Investment properties	-	-	1,130,755	1,110,870	2,378,928	2,597,605	-	-	-	-	-	-	1,793,095	1,534,730	5,302,778	5,243,205
Intangible assets	-	-	-	-	-	-	-	-	-	-	11,364	20,081		-	11,364	20,081
Other investments	715	465	25,083	25,083	12,445	8,114	3,100	3,100	-	-	-	-	100,782	111,496	142,125	148,258
Other non-current assets	58,800	30,501	248,473	469,138	199,348	1,047,227	580,288	477,706	10,106	20,000	649,908	33,700	59,015	146,234	1,805,938	2,224,506,
Intercompany lending	43,950	43,950	2,535,597	1,462,251	-	-	-	-	-	-	12,427	-	21,000	37,952	2,612,974	1,544,153
Segment non-current assets	1,833,087	1,351,376	27,333,437	20,395,129	3,349,752	3,929,774	4,262,383	2,918,373	16,378	28,651	841,833	154,579	3,161,679	2,949,513	40,798,549	31,727,395
Investments in associates	6,739,947	6,275,170							1,860,674	1,426,649	425,406	525	860,493	812,693	9,886,520	8,515,037
Investment in subsidiaries and joint venture															5,115	5,115
Deferred tax assets															91,074	74,013
Goodwill															329,889	318,680
Eliminations/ adjustments															(2,757,046)	(2,453,099)
Total non-current assets															48,354,101	38,187,141
Inventories	1,535,431	846,206	228,330	199,138	740,125	1,234,338	1,148,694	802,418	-	-	74,538	172,147	268,292	153,534	3,995,410	3,407,781
Trade & other receivables	1,125,106	1,225,928	3,884,819	3,544,192	120,015	181,909	1,060,317	1,097,422	528,654	149,353	458,894	676,185	1,095,404	1,194,453	8,273,209	8,069,442
Investments held for sale	-	-	-	-	6,494	-	-	-	-	-	-		30,837		37,331	-
Short term investments	1,398,167	1,139,676	250,129	96,009	1,098,425	916,346	5,800	1,800	143,000	119,400	145,403	1,459,140	7,414,443	12,406,238	10,455,367	16,138,609
Cash in hand and at bank	633,877	489,287	746,475	612,934	(6,771)	79,942	87,893	172,530	3,763	9,603	249,984	88,720	445,589	173,457	2,160,810	1,626,473
Segment current assets	4,692,581	3,701,097	5,109,753	4,452,273	1,958,288	2,412,535	2,302,704	2,074,170	675,417	278,356	928,819	2,396,192	9,254,565	13,927,682	24,922,127	29,242,305
Tax refunds															1,188,906	1,243,220
Eliminations/ adjustments															(2,671,123)	(2,726,217)
Total current assets															23,439,910	27,989,762
Total assets															71,794,011	65,946,449
Non interest bearing borrowings	85,950	133,950	3,394,442	2,853,975	(774,049)	-	-	-	-	-	-	-	-	-	2,706,343	2,987,925
Interest bearing borrowings	12,173	-	4,700,738	3,102,359	-	208	421,831	377,590		-	-	-	2,674,710	2,970,976	7,809,452	6,451,133
Employee benefit liability	78,957	64,386	232,543	205,076	24,000	12,929	256,828	217,129	9,865	8,304	60,453	57,574	135,954	152,917	798,600	718,315
Other deferred liabilities	-	-	3,223	-	-	-	-	-	-	-	-	-	3,887	3,762	7,110	3,762
Other non current liabilities	-		-	-	-	-	352,051	334,249	-	-	-	-	-	-	352,051	334,249
Segment non-current liabilities	177,080	198,336	8,330,946	6,161,410	(750,049)	13,137	1,030,710	928,968	9,865	8,304	60,453	57,574	2,814,551	3,127,655	11,673,556	10,495,384
Deferred tax liabilities															755,366	591,867
Eliminations/adjustments															(2,685,343)	(2,957,925)
Total non-current liabilities															9,743,579	8,129,326
Trade & other payables	2,325,210	1,480,929	2,764,564	3,156,564	497,787	955,808	1,564,225	887,878	535,945	152,373	321,673	634,259	926,470	734,472	8,935,874	8,002,283
Short term borrowings	90,958	-	1,362,551	1,841,730	56,000	46,581	473,077	300,000	-	-	-	-	39,387	500,000	2,021,973	2,688,311
Current portion of interest bearing borrowings	-	-	592,180	532,694	-	3	156,207	137,080	-	-	-	-	311,365	704,636	1,059,752	1,374,413
Bank overdrafts	238,593	149,484	1,753,845	1,269,042	81,868	180,616	618,730	511,338	12,353	46,707	1,712	16,495	694,619	2,644,979	3,401,720	4,818,661
Segment current liabilities	2,654,761	1,630,413	6,473,140	6,800,030	635,655	1,183,008	2,812,239	1,836,296	548,298	199,080	323,385	650,754	1,971,841	4,584,087	15,419,319	16,883,668
Income tax liabilities															328,104	188,250
Eliminations/ adjustments															(2,688,855)	(2,190,307)
Total current liabilities															13,058,568	14,881,611
Total liabilities															22,802,147	23,010,937
Total segment assets	6,525,668	5,052,473	32,443,190	24,847,402	5,308,040	6,342,309	6,565,087	4,992,543	691,795	307,007	1,770,652	2,550,771	12,416,244	16,877,195	65,720,676	60,969,700
Total segment liabilities	2,831,841	1,828,749	14,804,086	12,961,440	(114,394)	1,196,145	3,842,949	2,765,264	558,163	207,384	383,838	708,328	4,786,392	7,711,742	27,092,875	27,379,052

Consolidated value added statement

For the year ended 31st March *In Rs. '000s*	2008	%	2007	%	2006	%	2005	%	2004	%
Value Added										
Revenue	41,805,343		32,855,021		29,462,674		23,232,371		21,865,844	
Other operating income	2,716,887		1,180,285		453,594		441,917		367,197	
	44,522,230		34,035,306		29,916,268		23,674,288		22,233,041	
Cost of materials and services	(28,295,386)		(21,235,283)		(18,680,747)		(14,102,568)		(14,478,886)	
	16,226,844		12,800,023		11,235,521		9,571,720		7,754,155	
Distribution of value added		%		%		%		%		%
To employees										
Salaries and other benefits	4,369,368	27	4,089,731	32	4,191,174	37	3,909,896	41	3,131,835	40
To government revenue										
Taxes	3,271,250	20	2,328,464	18	1,943,929	17	1,492,417	16	1,211,406	16
To providers of capital										
Dividends to shareholders	3,176,302	20	1,412,306	11	1,197,481	11	1,075,253	11	459,936	6
Minority interest	405,562	2	408,548	3	441,480	4	413,692	4	201,685	3
Interest on borrowings	1,618,255	10	1,314,490	10	525,339	5	403,903	4	457,708	6
To maintain operations										
Depreciation	1,444,165	9	1,124,116	9	1,083,459	10	1,074,559	11	862,596	11
Retained within the business										
Reserves	1,941,942	12	2,122,368	17	1,852,659	16	1,202,000	13	1,428,989	18
	16,226,844	100	12,800,023	100	11,235,521	100	9,571,720	100	7,754,155	100



2007/08
12%
27%
9%
32%
20%
2006/07
17%
32%
9%
24%
17%
To Employees
To Government Revenue
To providers of capital
To maintain operations
Retained within the business

Glossary of financial terms

Accrual basis
Recording revenues & expenses in the period in which they are earned or incurred regardless of whether cash is received or disbursed in that period.

Capital employed
Shareholders' funds plus minority interest and debt.

Capital structure leverage
Average total assets divided by average shareholders equity.

Cash earnings per share
Profit after tax adjusted for non cash items minus share of associate company profits plus dividends from associate companies divided by the weighted average number of ordinary shares in issue during the period.

Cash to price earnings
Diluted market price per share divided by diluted cash earnings per share.

Cash interest cover
Cash flow from operations before working capital changes divided by cash interest payment.

Cash interest and tax cover
Cash flow from operations before working capital changes divided by cash interest and tax payments.

Cash ratio
Cash plus short term investments divided by current liabilities.

Capital employed turnover
Capital structure leverage into common earnings leverage.

Common earnings leverage
Profit attributable to equity holders of the parent divided by profit after tax.

Contingent liabilities
A condition or situation existing at the balance sheet date due to past events, where the financial effect is not recognised because:

1. the obligation is crystalised by the occurrence or non occurrence of one or more future events or,
2. a probable outflow of economic resources is not expected or,
3. it is unable to be measured with sufficient reliability.

Current ratio
Current assets divided by current liabilities.

Debt/equity ratio
Debt as a percentage of shareholders' funds and minority interest.

Diluted EPS
Profit attributable to equity holders of the parent divided by the weighted average number of ordinary shares in issue during the period adjusted for options granted but not exercised.

Dividend payout ratio
Total dividend as a percentage of company profits adjusted for non cash gains/losses.

Dividend yield
Dividend per share as a percentage of the share price at the end of the period.

Earnings per share
Profit attributable to equity holders of the parent divided by the weighted average number of ordinary shares in issue during the period.

EBIT
Earnings before interest and tax (includes other operating income).

EBIT margin
EBIT divided by turnover inclusive of share of associate company turnover.

EBITDA
Earnings before interest, tax, depreciation and amortisation.

Effective rate of taxation
Tax expense divided by profit before tax.

EV (enterprise value)
Market capitalisation plus net debt.

Financial leverage multiplier
Total assets divided by the shareholders' funds plus minority interest.

Interest cover
Consolidated profit before interest and tax over finance expenses.

Long term debt to total debt
Long term loans as a percentage of total debt.

Market capitalisation
Number of shares in issue at the end of period multiplied by the market price at end of period.

Market value added
Market capitalisation minus shareholder's funds.

Net assets
Total assets minus current liabilities minus long term liabilities minus minority interest.

Net assets per share
Net assets over weighted average number of ordinary shares in issue during the period adjusted for options granted but not exercised.

Net debt
Total debt minus (cash plus short term deposits).

Net profit margin
Profit after tax divided by turnover inclusive of share of associate company turnover.

Net working capital
Current assets minus current liabilities.

Pre-tax return on capital employed
Consolidated profit before interest and tax as a percentage of average capital employed.

Price earnings ratio
Market price per share (diluted) over diluted earnings per share.

Price to book ratio
Market price per share (diluted) over net asset value per share.

Property, plant and equipment turnover
Turnover excluding share of associate company turnover divided by average property, plant and equipment balances.

Quick ratio
Cash plus short term investments plus receivables, divided by current liabilities.

Return on assets
Profit after tax divided by the average total assets.

Return on equity
Profit attributable to shareholders as a percentage of average shareholders' funds.

Sales to assets ratio/total asset turnover
Turnover including share of associate company turnover divided by average total assets.

Share turn ratio
Total volume of shares traded during the year divided by average number of shares in issue.

Shareholders' funds
Total of issued and fully paid share capital, capital reserves and revenue reserves.

Total debt
Long term loans plus short term loans and overdrafts.

Total equity
Shareholders' funds plus minority interest.

Total shareholder return
(P1 - P0 +D) / P0 x 100
P1 = Market price at the end of the financial year
P0 = Diluted market price at the end of the previous financial year
D = Adjusted dividend for the year

Total value added
The difference between net revenue (including other income) and expenses, cost of materials & services purchased from external sources.

Corporate information

Name of company

John Keells Holdings PLC

Legal form

Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange GDRs listed on the Luxembourg Stock Exchange

Company registration no.

PQ 14

Directors

Mr S C Ratnayake – Chairman
Mr A D Gunewardene – Deputy Chairman
Mr G S A Gunesekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Enderby
Mr M V Muhsin
Mr P D Rodrigo
Ms S S Tiruchelvam
Mr R S Captain (resigned w.e.f. 6 May 2008)

Audit Committee

Mr P D Rodrigo - Chairman
Mr E F G Amerasinghe
Mr S Enderby
Ms S S Tiruchelvam

Remuneration Committee

Mr E F G Amerasinghe – Chairman
Mr M V Muhsin
Mr P D Rodrigo

Nominations Committee

Mr T Das – Chairman
Mr S Enderby
Mr M V Muhsin
Mr S C Ratnayake
Ms S S Tiruchelvam

Secretaries and registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors

Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers

Bank of Ceylon
CitiBank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
DFCC Vardhana Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs

CitiBank NA
New York

Registered office of the company

130 Glennie Street
Colombo 2
Sri Lanka

Contact details

P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6000
Facsimile : +(94) 11 244 7087

Internet : www.keells.com
Email : jkh@keells.com

Notice of meeting

Notice is hereby given that the Twenty Ninth Annual General Meeting of John Keells Holdings PLC will be held on 27th June 2008 at 9.30 a.m. at The Auditorium, The Institute of Chartered Accountants of Sri Lanka, 30A, Malalasekera Mawatha (Longdon Place), Colombo 7.

The business to be brought before the meeting will be:

- to read the notice convening the meeting.
- to receive and consider the Annual Report and Financial Statements of the Company for the Financial Year ended 31st March 2008 with the Report of the Auditors thereon.
- to re-elect as Director, Mr. G S A Gunesekera, who retires in terms of Article 84 of the Articles of Association of the Company.
- to re-elect as Director, Mr. E F G Amerasinghe, who retires in terms of Article 84 of the Articles of Association of the Company.
- to re-elect as Director, Mr. S Enderby, who retires in terms of Article 84 of the Article of Association of the Company.
- to authorise the Directors to determine and make donations.
- to re-appoint Auditors and to authorise the Directors to determine their remuneration.
- to consider any other business of which due notice has been given.

By Order of the Board
JOHN KEELLS HOLDINGS PLC

Keells Consultants Limited
Secretaries
30 May 2008

Notes:

i. A member unable to attend is entitled to appoint a Proxy to attend and vote in his/her place.

ii. A Proxy need not be a member of the Company.

iii. A member wishing to vote by Proxy at the Meeting may use the Proxy Form enclosed.

iv. In order to be valid, the completed Proxy Form must be lodged at the Registered Office of the Company not less than 48 hours before the meeting.

Form of proxy

I/We .... of

.... being a

member/s of John Keells Holdings PLC hereby appoint ....of

.... or failing him/her

MR. SUSANTHA CHAMINDA RATNAYAKE	of Colombo, or failing him
MR. AJIT DAMON GUNEWARDENE	of Colombo, or failing him
MR. GERARD SUMITHRA ABEYWARDENE GUNESEKERA	of Colombo, or failing him
MR. JAMES RONNIE FELITUS PEIRIS	of Colombo, or failing him
MR. EMMANUEL FRANKLYN GAMINI AMERASINGHE	of Colombo, or failing him
MR. TARUN DAS	of India, or failing him
MR. STEVEN ENDERBY	of India, or failing him
MR. MOHAMED VAZIR MUHSIN	of USA, or failing him
MR. PARAKRAMA DEVASIRI RODRIGO	of Colombo, or failing him
MRS. SITHIE SUBAHNIYA TIRUCHELVAM	of Colombo

as my/our proxy to represent me/us and vote on my/our behalf at the Twenty Ninth Annual General Meeting of the Company to be held on 27th June 2008 at 9.30 a.m. and at any adjournment thereof, and at every poll which may be taken in consequence thereof.

Signed on this .... day of .... Two Thousand and Eight.

....

Signature/s of Shareholder/s

NOTE:
INSTRUCTIONS AS TO COMPLETION OF PROXY FORM ARE NOTED ON THE REVERSE.

INSTRUCTIONS AS TO COMPLETION OF PROXY

1. Please perfect the Form of Proxy by filling in legibly your full name and address, signing in the space provided and filling in the date of signature.

2. The completed Form of Proxy should be deposited at the Registered Office of the Company at No. 130, Glennie Street, Colombo 2, not later than 48 hours before the time appointed for the holding of the Meeting.

3. If the Form of Proxy is signed by an Attorney, the relevant Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

4. If the appointer is a company or Corporation, the Form of Proxy should be executed under its Common Seal or by a duly authorised officer of the company or Corporation in accordance with its Articles of Association or Constitution.

5. If this Form of Proxy is returned without any indication of how the person appointed as Proxy shall vote, then the Proxy shall exercise his/her discretion as to how he/she votes or, whether or not he/she abstains from voting.

Please fill in the following details:

Name : ....

Address : ....

....

....

Jointly with : ....

Share Folio No. : ....

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